UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the six month period ended September 30, 2019

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093, Maharashtra, India

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

I

CONVENTIONS USED IN THIS FORM

In this report, we refer to information regarding the zinc, oil and gas, iron ore, copper, aluminium, steel and power industries and our competitors from market research reports, analyst reports and other publicly available sources. Although we believe that this information is reliable, we have not independently verified the accuracy and completeness of the information. We caution you not to place undue reliance on this data.

On February 25, 2012, Vedanta Resources Limited (“Vedanta”), the parent company of Sterlite Industries (India) Limited (“Sterlite” or “SIIL”), Sesa Goa Limited (“Sesa Goa”), Vedanta Aluminium Limited (“Vedanta Aluminium”), Sterlite Energy Limited (“Sterlite Energy”), Cairn India Limited (“Vedanta Limited - oil and gas business”) and The Madras Aluminium Company Limited (“MALCO”) announced an all-share merger of majority owned subsidiaries, Sesa Goa and SIIL, to create Sesa Sterlite Limited (“Sesa Sterlite” or “SSL”) and a consolidation of various subsidiaries held by Vedanta to effect the consolidation and simplification of Vedanta’s corporate structure through two series of transactions (together the “Re-organization Transactions” consisting of the “Amalgamation and Re-organization Scheme” and the “Cairn India Consolidation”). The Re-organization transactions were completed during fiscal year 2014 and the name of the merged entity was changed to Sesa Sterlite Limited with effect from September 18, 2013. The name of Sesa Sterlite Limited was changed to Vedanta Limited, with effect from April 21, 2015. Cairn India Limited (now Vedanta Limited’s - oil and gas business) has merged into Vedanta Limited by way of a scheme of arrangement and the Board of Directors of both the companies made the merger operative on April 11, 2017 (the “Cairn India Merger”). All references to Vedanta Limited - oil and gas business and its subsidiaries is referred to as “Cairn”.

In this report, references to the “ADS offering” is to the initial public offering of our equity shares in the form of American Depositary Shares (“ADSs”), each currently representing four equity shares, in the United States (or the “US”) completed in June 2007.

Unless otherwise indicated, the unaudited condensed consolidated interim financial information for the six months period ended September 30, 2018 and 2019 and for the fiscal year ended March 31, 2019 for our Company included in this report has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, (“IASB”). References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

Our unaudited condensed consolidated interim financial statements are reported in Indian Rupees or “₹”. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this report from Indian Rupees to US dollars at the rate of ₹ 70.64 per $1.00 based on the exchange rate quoted by the Federal Reserve Bank of New York as at September 30, 2019. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rate. All financial information presented in US dollars has been rounded to nearest decimal. Any amount less than US dollar 0.5 million has been presented as “0”.

In this report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “Namibia” are to the Republic of Namibia. References to “South Africa” are to the Republic of South Africa. References to “Ireland” are to the Republic of Ireland. References to “Sri Lanka” are to the Democratic Socialist Republic of Sri Lanka. References to “UAE” are to the United Arab Emirates. References to “$”, “dollars” or “US dollars” are to the legal currency of the United States. References to “Indian Rupees”, or “₹ ” are to the legal currency of the Republic of India. References to “AUD”, “Australian dollars” are to the legal currency of the Commonwealth of Australia. References to “NAD” or “Namibian dollars” are to the legal currency of Namibia. References to “ZAR” or “RAND” are to the legal currency of the Republic of South Africa. References to “¢” are to US cents. References to “RMB”, “Renminbi”, “CNY” or “Chinese Yuan” are to the legal currency of the People’s Republic of China. References to “JPY” are to the legal currency of Japan.

References to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms, references to “mt” or “tons” are to metric tons, references to “mmt” are to million metric tons, references to “tpd” are to tons per day, references to “tpa” are to tons per annum, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb, references to “mtpa” are to million tons per annum, “mmtpa” are to million metric tons per annum, references to “wmt” are to wet metric tons, references to “dmt” are to dry metric tons, references to “oz” are to ounces, with one kilogram being equivalent to 32.1507 oz and one ton equivalent to 32,151 oz, references to “mm” are to millimeters, references to “ha” are to hectares, references to “kms” are to kilometers, a unit of area equal to 10,000 square meters or 107,639 square feet, references to “GW” are to giga watts, references to “kt” are to kilo tons, references to “bbls” are to barrels, references to “blpd” are to barrels of liquid per day, references to “mmboe” are to million barrels of oil equivalent, references to “bboe” are to billion barrels of oil equivalent, references to “mmbopd” are to million barrels of oil per day, references to “kbopd” are to kilo barrels of oil per day, references to “bopd” are to barrels of oil per day, references to “boepd” are to barrels of oil equivalent per day, references to “tcm” are to trillion cubic meters, references to “mmscmd” are to million metric standard cubic meter per day, references to “mscf” are to million standard cubic feet, references to “mmscf” are to million metric standard cubic feet, references to “mmscfd” are to million metric standard cubic feet per day, references to “TWh” are to terawatt hours, references to “bcf” are to billion cubic feet, and references to “TcRc” are to treatment and refining charges. References to net oil and gas production are to the entitlement interest production of Vedanta Limited’s - oil and gas business and its subsidiaries, in which the Ravva royalty is not netted off. References to “GoI” are to Government of India.

II

We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. See “Item 4. Information on the Company” in Annual Report (Form 20-F) for fiscal year ended March 31, 2019 for more information on these companies and their relationships to us. Unless otherwise stated in this report or unless the context otherwise requires, references in this report to “we”, “us”, “our”, “Vedanta Limited”, “Sesa Sterlite Limited (SSL)”, “Sesa Sterlite”, “our Company”, “the Company” or “our consolidated group of companies” mean Vedanta Limited, its consolidated subsidiaries and its predecessors, collectively, including Cairn India Limited (now Vedanta Limited - oil and gas business) and its subsidiaries (“Cairn”), Monte Cello BV (“Monte Cello”), Copper Mines of Tasmania Proprietary Limited (“CMT”), Thalanga Copper Mines Proprietary Limited, Bharat Aluminium Company Limited (“BALCO”), Hindustan Zinc Limited (“HZL”), Fujairah Gold FZC, Sterlite (USA), Inc., (“Sterlite USA”), Talwandi Sabo Power Limited (“TSPL”), THL Zinc Ventures Limited, THL Zinc Limited, THL Zinc Holding B.V., THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Skorpion Zinc (Proprietary) Limited, Skorpion Mining Company (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited, Rosh Pinah Health Care (Proprietary) Limited, Black Mountain Mining (Proprietary) Limited (“BMM”), Vedanta Lisheen Holdings Limited (“Lisheen”), Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Killoran Lisheen Finance Limited, Lisheen Milling Limited, Vedanta Exploration Ireland Limited, Lisheen Mine Partnership, Sterlite Ports Limited, Vizag General Cargo Berth Private Limited, Paradip Multi Cargo Berth Private Limited, Lakomasko B.V., MALCO Energy Limited (“MALCO Energy”) (formerly known as Vedanta Aluminium), Sesa Resources Limited, Sesa Mining Corporation Limited, Bloom Fountain Limited (“BFL”), Goa Sea Port Private Limited, Western Cluster Limited (“WCL”), Maritime Ventures Private Limited, Vedanta Star Limited (“VSL”), Electrosteel Steels Limited (“ESL”) and Avanstrate Inc.(“ASI”), Avanstrate Korea, Avanstrate Taiwan.

Our consolidated financial information does not include our controlling shareholder Vedanta, its shareholders and various companies owned directly or indirectly by it (other than us and our consolidated group of companies described above), including without limitations, Vedanta Resources Holdings Limited (“VRHL”), Konkola Copper Mines Plc, Twin Star Holdings Limited (“Twin Star”), Welter Trading Limited (“Welter Trading”), the Anil Agarwal Discretionary Trust (“Trust”), Conclave PTC Limited (“Conclave”), Volcan Investments Limited (“Volcan”), Volcan Investments Cyprus Limited, Sterlite Technologies Limited, Monte Cello Corporation NV, Valliant (Jersey) Limited, Vedanta Resources Jersey II Limited, Vedanta Resources Finance Limited, Vedanta Resources Cyprus Limited, Richter Holding Limited (“Richter”), Westglobe Limited (“Westglobe”), Finsider International Company Limited (“Finsider”), Vedanta Resources Jersey Limited, Vedanta Finance (Jersey) Limited, Vedanta Jersey Investments Limited, Vedanta Finance UK Limited, and Sterlite Grid Limited. References to the “Group” is to Vedanta Limited and its subsidiaries on a consolidated basis and references to the “Vedanta Group” is to Vedanta and its subsidiaries on a consolidated basis.

In this report, references to The London Metal Exchange Limited (“LME”) price of zinc, copper, aluminium are to the cash seller and settlement price on the LME for copper, zinc or aluminium for the period indicated. References to primary market share in this Annual Report are to the market that includes sales by producers of metal from copper concentrate or alumina, as applicable, and do not include sales by producers of recycled metal or imports.

III

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This form contains “forward-looking statements” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These forward-looking statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:

•

a decline or volatility in the prices of or demand for zinc, oil and gas, iron ore, copper, aluminium, steel or power or increase in supply of zinc, oil and gas, iron ore, copper, aluminium, steel or power;

•	events that could cause a decrease in our production and higher cost of production for zinc, oil and gas, iron ore, copper, aluminium, steel or power;

•	unavailability or increased costs of raw materials for our products;

•	dependence on obtaining and maintaining mining leases for our mining sites and approvals from regulatory authorities for increasing oil and gas production;

•	general risks related to Vedanta Limited’s commercial power business and challenges in operationalization of investment in aluminium and power business;

•	fluctuations in metal prices on LME, ore prices, oil and gas prices, steel prices or power prices;

•	fluctuations in currency exchange rates;

•	interruptions in the availability of exploration, production or supply equipment or infrastructure and/or increased costs;

•	construction of pipeline and terminal may take longer than planned, may not work as intended and the cost of construction may be greater than forecast;

•	our actual economically recoverable lead-zinc ore, copper ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the zinc, oil and gas, iron ore, copper, aluminium, steel or power industries;

•	political or economic instability in and around India or around the regions in which we operate;

•	worldwide economic and business conditions;

•	reliance on third party contractors and providers of equipment which may not be readily available and whose costs may increase;

•	compliance with extensive environmental and health and safety regulations;

•	our ability to successfully consummate strategic acquisitions; our ability to simplify our group structure and reduction in non-controlling stake in group companies;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with respective local communities and our trade unions and avoid protests, strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	the future capital requirements of our business and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we currently enjoy;

•	changes in tariffs, royalties, customs duties and government assistance;

•

terrorist attacks and other acts of violence, natural disasters, increasing impact of climate change and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere;

•	failure of digital infrastructure and cyber security attacks due to negligence or IT security failures;

•	our ability to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves; and

•	transitioning of zinc and lead mining operations from open pit to underground mining.

IV

In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions to any of these forward-looking statements to reflect future events or circumstances.

V

Index to Unaudited Condensed Consolidated Interim Financial Statements

Page(s)
Unaudited Condensed Consolidated Interim Statements of Profit or Loss for the six months ended September 30, 2018 and 2019	F-2
Unaudited Condensed Consolidated Interim Statements of Comprehensive Income for the six months ended September 30, 2018 and 2019	F-3
Unaudited Condensed Consolidated Interim Statements of Financial Position as at March 31, 2019 and September 30, 2019	F-4
Unaudited Condensed Consolidated Interim Statements of Cash Flows for the six months ended September 30, 2018 and 2019	F-6
Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the six months ended September 30, 2018 and 2019	F-8
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-11

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

(In millions except share or per share amounts unless otherwise stated)

For the six months ended September 30,	Notes	2018	2019	2019
		(₹ in million)*	(₹ in million)	(US dollars in million) (Note 2 (a))
Revenue		443,754	429,059	6,074
Cost of sales		(350,559)	(365,621)	(5,175)

Gross profit		93,195	63,438	899
Other operating income		5,501	4,742	67
Distribution expenses		(8,665)	(9,149)	(130)
Administration expenses		(18,699)	(16,976)	(240)

Operating profit		71,332	42,055	596
Investment and other income	6	7,361	14,570	206
Finance and other costs	7	(30,448)	(29,524)	(418)

Profit before tax		48,245	27,101	384
Income tax (expense)/ credit	8	(32,233)	9,671	137

Profit for the period		16,012	36,772	521
Profit attributable to:
Equity holders of the parent		3,859	25,210	357
Non-controlling interests		12,153	11,562	164

Profit for the period		16,012	36,772	521

Earnings per share	9
Basic		1.04	6.81	0.1
Diluted		1.04	6.78	0.1
Weighted average number of equity shares used in computing earnings per share
Basic		3,708,373,288	3,702,506,169	3,702,506,169
Diluted		3,718,184,879	3,718,912,581	3,718,912,581

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

*	Restated (Refer Note 2(b))

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(In millions except share or per share amounts unless otherwise stated)

For the six months ended September 30,	2018	2019	2019
	(₹ in million)*	(₹ in million)	(US dollars in million) (Note 2 (a))
Profit for the period	16,012	36,772	521
Other comprehensive income, net of income tax:
Items that will not be reclassified subsequently to profit or loss
Re-measurement of defined benefit obligation	(252)	(1,171)	(16)
Tax credit	194	396	6
Loss on fair value of financial asset investment	(88)	(292)	(4)
Items that will be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations	20,946	3,541	51
Tax (expense)/ credit	(213)	(95)	(3)
Gain/(loss) on cash flow hedges recognised during the period	(3,163)	931	13
Tax (expense)/ credit	976	(318)	(5)
(Gain)/loss on cash flow hedges recycled to profit or loss	425	(68)	(1)
Tax credit/ (expense)	(149)	8	0

Total other comprehensive income/(loss) for the period, net of income tax	18,676	2,932	41

Total Comprehensive Income for the period	34,688	39,704	562

Total Comprehensive Income attributable to:
Equity holders of the parent	22,940	28,568	404
Non-controlling interests	11,748	11,136	158

	34,688	39,704	562

*	Restated - Refer Note 2(b)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Indian Rupees in million)

As at		March 31, 2019	September 30, 2019	September 30, 2019
	Notes	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
ASSETS
Non-current assets
Property, plant and equipment		1,090,844	1,092,439	15,464
Exploration and evaluation assets		27,960	29,808	422
Intangible assets		7,712	7,965	113
Leasehold land		4,313	—	—
Deferred tax assets		52,830	68,602	971
Financial assets investments		48,865	1,664	24
Derivative Financial Assets		—	17	0
Income tax assets		34,843	24,977	354
Other non-current assets	17	64,499	64,055	907

Total non-current assets		1,331,866	1,289,527	18,255

Current assets
Inventories		132,706	107,102	1,516
Income tax assets		83	215	3
Trade and other receivables		100,034	65,907	933
Short-term investments		292,112	274,810	3,890
Derivative financial assets		778	1,814	26
Restricted cash and cash equivalents	10	1,040	971	14
Cash and cash equivalents	11	72,291	80,886	1,145

Total current assets		599,044	531,705	7,527

Total assets		1,930,910	1,821,232	25,782

LIABILITIES
Current liabilities
Borrowings	12	315,053	262,381	3,714
Acceptances		81,157	99,350	1,406
Trade and other payables		356,275	298,340	4,224
Derivative financial liabilities		4,510	2,295	32
Retirement benefits		1,216	1,612	23
Provisions		2,642	3,007	43
Current tax liabilities		4,109	2,191	31

Total current liabilities		764,962	669,176	9,473

Net current assets / (liabilities)		(165,918)	(137,471)	(1,946)

Non-current liabilities
Borrowings	12	347,209	296,527	4,198
Deferred tax liabilities		44,154	41,696	590
Retirement benefits		1,445	1,586	23
Provisions		24,513	26,544	376
Derivative financial liabilities		989	984	14
Other non-current liabilities		15,692	13,378	189

Total non-current liabilities		434,002	380,715	5,390

Total liabilities		1,198,964	1,049,891	14,863

Net assets		731,946	771,341	10,919

EQUITY
Share capital	14	3,718	3,718	53
Securities premium		190,452	190,452	2,696
Treasury shares		(3,971)	(3,971)	(56)
Share based payment reserve		2,493	2,859	40

As at		March 31, 2019	September 30, 2019	September 30, 2019
	Notes	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
Other components of equity		107,302	111,168	1,573
Retained earnings		281,344	304,572	4,312

Equity attributable to equity holders of the parent		581,338	608,798	8,618
Non-controlling interests		150,608	162,543	2,301

Total Equity		731,946	771,341	10,919

The accompanying notes are an integral part of these consolidated financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Indian Rupees in million)

For the six months ended September 30,	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
Cash flows from operating activities
Profit before tax	48,245	27,101	384
Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and amortisation	46,339	49,545	701
Impairment (reversal) / charge of property, plant and equipment/ exploration and evaluation assets/ other assets	(2,611)	5,040	71
Provision / (reversal) for doubtful debts / advances	29	(49)	(1)
Unsuccessful exploration costs written off	—	2	—
Fair value gain on financial assets at fair value through profit or loss	(1,323)	(2,538)	(36)
Share based payment expense	348	461	6
Loss on sale of property, plant and equipment, net	417	416	6
Exchange loss, net	4,541	366	5
Interest and dividend income	(6,247)	(9,347)	(132)
Interest expense	29,018	26,813	379
Changes in assets and liabilities:
(Increase)/decrease in receivables	879	34,729	492
(Increase)/decrease in inventories	(4,619)	25,693	364
Increase/(decrease) in payables	11,608	(45,305)	(641)
Proceeds from short-term investments	318,801	401,036	5,677
Purchases of short-term investments	(339,894)	(377,182)	(5,339)

Cash generated from operations	105,531	136,781	1,936
Interest paid	(29,763)	(34,685)	(491)
Interest received	2,873	4,411	62
Dividends received	114	312	4
Income tax paid (net)	(10,276)	(1,711)	(24)

Net cash from operating activities	68,479	105,108	1,487

Cash flows from investing activities
Consideration paid for business acquisition (net of cash and cash equivalents acquired)	(50,750)	(352)	(5)
Purchases of property, plant and equipment (including intangibles)	(38,462)	(40,789)	(577)
Proceeds from sale of property, plant and equipment	72	455	7
Proceeds from short-term deposits	8,908	13,846	196
Purchases of short-term deposits	(23,765)	(8,452)	(120)
Proceeds from long-term investments	—	30,774	436
Payment towards long-term investments	—	(4,354)	(62)
Net changes in restricted cash and cash equivalents	191	96	1

Net cash used in investing activities	(103,806)	(8,776)	(124)

Cash flows from financing activities
(Repayment of) / proceeds from working capital loan, net	(33,101)	(63,330)	(896)
Proceeds from acceptances	84,383	86,604	1,226
Repayment of acceptances	(111,643)	(68,411)	(968)
Proceeds from other short-term borrowings	7,824	21,674	307
Repayment of other short-term borrowings	(50,697)	(19,980)	(283)
Proceeds from long-term borrowings	156,704	20,205	286
Repayment of long-term borrowings	(29,468)	(63,899)	(905)
Payment of dividends to non-controlling interests, including dividend distribution tax	(1,405)	—	—
Exercise of Stock options	44	—	—
Share purchased by subsidiary	—	(72)	(1)

For the six months ended September 30,	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
Net cash from/(used in) in financing activities	22,641	(87,209)	(1,234)

Effect of exchange rate changes on cash and cash equivalents	284	(528)	(7)

Net (decrease) / increase in cash and cash equivalents	(12,402)	8,595	122

Cash and cash equivalents at the beginning of the year	43,597	72,291	1,023
Cash and cash equivalents at the end of the period[1]	31,195	80,886	1,145

The accompanying notes are an integral part of these consolidated financial statements.

1.	For composition Refer Note 10 and Note 11

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Indian Rupees in million except share or per share amounts unless otherwise stated)

(a)	For the six months ended September 30, 2018:

(₹ in million)

	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Financial assets investments	Cash flow hedges	Retained earnings*	Total	Non- controlling interests	Total

Balance as at April 1, 2018	3,718	190,452	(2,607)	1,773	98,673	1,532	(104)	303,363	596,800	157,377	754,177
Profit for the period						—	—	3,859	3,859	12,153	16,012
Other comprehensive income for the period, net of tax	—	—	—	—	21,169	(88)	(1,958)	(42)	19,081	(405)	18,676

Total comprehensive (loss)/income for the period	—	—	—	—	21,169	(88)	(1,958)	3,817	22,940	11,748	34,688

Stock options cancelled during the period	—	—	—	(34)	—	—	—	34	—	—	—
Recognition of share based payment	—	—	—	348	—	—	—	—	348	—	348
Exercise of share based payment	—	—	61	(31)	—	—	—	14	44	—	44
Non-controlling interest on business combination	—	—	—	—	—	—	—	—	—	1,962	1,962
Change in fair value of put option liability/ conversion option asset/ derecognition of non-controlling interest	—	—	—	—	—	—	—	(663)	(663)	576	(87)

Balance as at September 30, 2018	3,718	190,452	(2,546)	2,056	119,842	1,444	(2,062)	306,565	619,469	171,663	791,132

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 14)
#	Treasury share represents equity shares of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option.

(b)	For the year ended March 31, 2019:

(₹ in million)

	Attributable to equity holders of the parent
	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Equity Instruments through OCI	Cash flow hedges	Retained earnings*	Total	Non- controlling interests	Total
Balance as at April 1, 2018	3,718	190,452	(2,607)	1,773	98,673	1,532	(104)	303,363	596,800	157,377	754,177
Profit for the year	—	—	—	—	—	—	—	49,775	49,775	26,454	76,229
Other comprehensive income for the year, net of tax	—	—	—	—	8,277	(446)	(630)	(122)	7,079	(833)	6,246

Total comprehensive income / (loss) for the year	—	—	—	—	8,277	(446)	(630)	49,653	56,854	25,621	82,475

Purchase of treasury shares	—	—	(1,425)	—	—	—	—	—	(1,425)	—	(1,425)
Stock options cancelled during the period	—	—	—	(71)	—	—	—	71	—	—	—
Recognition of share based payment	—	—	—	822	—	—	—	—	822	—	822
Exercise of stock options	—	—	61	(31)	—	—	—	14	44	—	44
Non-controlling interest on business combination	—	—	—	—	—	—	—	—	—	1,962	1,962
Dividend	—	—	—	—	—	—	—	(69,795)	(69,795)	(35,739)[1]	(105,534)
Change in fair value of put option liability/ conversion option asset/ derecognition of non-controlling interest	—	—	—	—	—	—	—	(1,962)	(1,962)	1,387	(575)

Balance as at March 31, 2019	3,718	190,452	(3,971)	2,493	106,950	1,086	(734)	281,344	581,338	150,608	731,946

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 14)
#	Treasury share represents 14,998,702 equity shares (face value of ₹ 1 each) of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option scheme.
1	Includes tax on dividend

(c)	For the six months ended September 30, 2019:

(₹ in million)

	Attributable to equity holders of the parent
	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Equity Instruments through OCI	Cash flow hedges	Retained earnings*	Total	Non- controlling interests	Total

Balance as at April 1, 2019	3,718	190,452	(3,971)	2,493	106,950	1,086	(734)	281,344	581,338	150,608	731,946
Profit for the period	—	—	—	—	—	—	—	25,210	25,210	11,562	36,772
Other comprehensive income for the period, net of tax	—	—	—	—	3,674	(292)	484	(508)	3,358	(426)	2,932

Total comprehensive income / (loss) for the period	—	—	—	—	3,674	(292)	484	24,702	28,568	11,136	39,704

Stock options cancelled during the period	—	—	—	(95)	—	—	—	95	—	—	—
Recognition of share based payment	—	—	—	461	—	—	—		461	—	461
Acquisition of non-controlling interest of ESL[1]	—	—	—	—	—	—	—	121	121	(736)	(615)
Change in fair value of put option liability/ conversion option asset/ derecognition of non-controlling interest	—	—	—	—	—	—	—	(1,690)	(1,690)	1,535	(155)

Balance as at September 30, 2019	3,718	190,452	(3,971)	2,859	110,624	794	(250)	304,572	608,798	162,543	771,341

Balance as at September 30, 2019 (US dollars in million)	53	2,696	(56)	40	1,566	11	(4)	4,312	8,618	2,301	10,919

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 14)
#	Treasury share represents 14,998,702 equity shares (face value of ₹ 1 each) of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option scheme.
1	Refer Note 4(d) – Business combination and Others – (Acquisition of Non-controlling interest of ESL)

VEDANTA LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. GROUP OVERVIEW:

Vedanta Limited (“the Company”) and its consolidated subsidiaries (collectively, the “Group”) is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group engages in the exploration, production and sale of zinc, lead, silver, copper, aluminium, iron ore and oil and gas and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and UAE. The Group is also in the business of commercial power generation, steel manufacturing and port operations in India and manufacturing of glass substrate in South Korea and Taiwan.

The Company was incorporated on September 8, 1975 under the laws of the Republic of India. The registered office of the Company is situated at 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai-400092, Maharashtra. The Company’s shares are listed on National Stock Exchange and Bombay Stock Exchange in India. In June 2007, the Company completed its initial public offering of American Depositary Shares, or ADS, each representing four equity shares, and listed its ADSs on the New York Stock Exchange. In July 2009, the Company completed its follow-on offering of an additional 131,906,011 ADSs, each representing four equity shares, which are listed on the New York Stock Exchange.

The Company is majority owned by Twin Star Holdings Limited (“Twin Star”), Finsider International Company Limited (“Finsider”), West Globe Limited (“West Globe”) and Welter Trading Limited (“Welter”) which are in turn wholly-owned subsidiaries of Vedanta Resources PLC (“VRPLC”), which was a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange (VRPLC has been delisted from London Stock Exchange on October 1, 2018 and is renamed as “Vedanta Resources Limited” (“VRL”) with effect from October 29, 2018). Twin Star, Finsider, West Globe and Welter held 37.1%, 10.8%, 1.2% and 1.0% respectively of the Company’s equity as at September 30, 2019.

Details of Group’s various businesses are as follows.

•	Zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”).

•

Zinc international business is comprised of Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) (Lisheen mine ceased operations in December 2015) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the operational Black Mountain mine and the Gamsberg mine project located in South Africa.

•

The Group’s oil and gas business is owned and operated by the Company (prior to merger this was owned and operated by erstwhile Cairn India Limited) and its subsidiary, Cairn Energy Hydrocarbons Limited and consists of exploration and development and production of oil and gas.

•

The Group’s iron ore business is owned by the Company, and by two wholly owned subsidiaries of the Company i.e. Sesa Resources Limited and Sesa Mining Corporation Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power for captive use. Pursuant to Honourable Supreme Court of India order, operations in the state of Goa are currently suspended. The Group’s iron ore business includes Western Cluster Limited (“WCL”) in Liberia which has iron ore assets and is wholly owned by the Group. WCL’s assets include development rights to Western Cluster and a network of iron ore deposits in West Africa. WCL’s assets have been fully impaired.

•

The Group’s copper business is owned and operated by the Company, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and is principally one of custom smelting and includes captive power plants at Tuticorin in Southern India.

The Group’s copper business in Tamil Nadu, India has received an order from the Tamil Nadu Pollution Control Board (“TNPCB”) on April 09, 2018, rejecting the Company’s application for renewal of consent to operate under the Air and Water Acts for the 400,000 tpa copper smelter plant in Tuticorin for want of further clarification and consequently the operations were suspended. The Company has filed an appeal with TNPCB Appellate authority against the said order. During the pendency of the appeal, TNPCB through its order dated May 23, 2018 ordered for disconnection of electricity supply and closure of copper smelter plant. Post such order, the state government on May 28, 2018 ordered the permanent closure of the plant [Refer Note 3(c)].

In addition, the Group owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT and a precious metal refinery and copper rod plant in Fujairah, UAE through its subsidiary Fujairah Gold FZC. The operations of Mt Lyell copper mine were suspended in January 2014 following a mud slide incident and were put into care and maintenance since July 09, 2014 following a rock fall incident in June 2014.

•

The Group’s Aluminium business is owned and operated by the Company and by Bharat Aluminium Company Limited (“BALCO”). The aluminium operations include a refinery and captive power plant at Lanjigarh and a smelter and captive power plants at Jharsuguda both situated in the State of Odisha in India. BALCO’s partially integrated aluminium operations are comprised of two bauxite mines, captive power plants, smelting and fabrication facilities in the State of Chattisgarh in central India.

•

The Group’s power business is owned and operated by the Company, BALCO, and Talwandi Sabo Power Limited (“TSPL”), a wholly owned subsidiary of the Company, which are engaged in the power generation business in India. The Company power operations include a thermal coal- based commercial power facility of 600 MW at Jharsuguda in the State of Odisha in Eastern India. BALCO power operations included 600 MW (2 units of 300 MW each) thermal coal based power plant at Korba, of which a unit of 300 MW was converted to be used for captive consumption vide order from Central Electricity Regulatory Commission (CERC) dated January 1, 2019. Talwandi Sabo Power Limited (“TSPL”) power operations include 1,980 MW (three units of 660 MW each) thermal coal- based commercial power facilities. Power business also includes the wind power plants commissioned by HZL and a power plant at MALCO Energy Limited (“MEL”) (under care and maintenance) situated at Mettur Dam in the State of Tamil Nadu in southern India.

•

The Group’s other activities include Electrosteel Steels Limited (“ESL”) acquired on June 4, 2018. ESL is engaged in the manufacturing and supply of billets, TMT bars, wire rods and ductile iron pipes in India.

The Group’s other activities also include Vizag General Cargo Berth Private Limited (“VGCB”) and Maritime Ventures Private Limited (“MVPL”). Vizag port project includes mechanization of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbour of Visakhapatnam Port on the east coast of India. MVPL is engaged in the business of rendering logistics and other allied services inter alia rendering stevedoring, and other allied services in ports and other allied sectors. VGCB commenced operations in the fourth quarter of fiscal 2013. The Group’s other activities also include AvanStrate Inc. (“ASI”). ASI is involved in the manufacturing of glass substrate in South Korea and Taiwan.

NOTES TO THE FINANCIAL STATEMENTS

2. Basis of preparation and basis of measurement of financial statements

a) Basis of Preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting, as issued by International Accounting Standards Board (“IASB”).

Certain comparative figures appearing in these condensed consolidated interim financial statements have been regrouped and/or reclassified to better reflect the nature of those items.

The condensed consolidated interim financial statements are presented in Indian Rupee (₹), the presentation currency of the Company. Solely for the convenience of readers, the consolidated financial statements as at and for the period ended September 30, 2019 have been translated into US dollars (“$”) at the noon buying rate of $ 1.00 = ₹ 70.6400 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2019. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

b) Reclassifications

(i) During the year ended March 31,2019, the Group had revised the presentation of forward premium relating to derivative instruments to present it along with the mark-to-market gain/loss on these instruments, as these more appropriately reflect the substance of the forward premiums on derivative transactions. As a result of the change, forward premium expense amounting to ₹ 1,417 million ($ 20 million) has been reclassified from ‘Finance cost’ to ‘Cost of sales’ for the comparative period ended September 30, 2018. The net cash inflow from operating activities in the condensed consolidated cash flow statement remains unchanged.

(ii) During the year ended March 31, 2019, the classification of export incentives from government was also revised to present it under ‘other operating income’, as the revised classification is more appropriate. As a result of the change, export incentives amounting to ₹ 2,436 million ($ 34 million) has been reclassified from ‘revenue’ to ‘other operating income’ for the comparative period ended September 30, 2018.

3(a). Accounting policies

These unaudited condensed consolidated interim financial statements have been prepared using the same accounting policies as applied in the audited consolidated financial statements as of March 31, 2019, except for those mentioned in 3(b) below.

3(b). Application of new and revised standards

The Group has adopted, with effect from April 01, 2019, the following new and revised standards and interpretations. Their adoption has not had any significant impact on the amounts reported in the interim condensed consolidated financial statements.

IFRS 16 – Leases

IFRS 16, Leases, replaces the existing standard on accounting for leases, IAS 17, with effect from April 01, 2019. This standard introduces a single lessee accounting model and requires a lessee to recognize a ‘right of use asset’ (ROU) and a corresponding ‘lease liability’ for all leases. Lease costs are to be recognised in the income statement over the lease term in the form of depreciation on the ROU asset and finance charges representing the unwinding of the discount on the lease liability. In contrast, the accounting requirements for lessors remain largely unchanged.

The Group acts as a lessee in lease arrangements mainly involving office premises and other properties. The Group has elected to apply the modified retrospective approach on transition, and accordingly the comparative numbers have not been restated. For contracts in place as at April 01, 2019, the Group has continued to apply its existing definition of leases as under IAS 17 (“grandfathering”), instead of reassessing whether existing contracts are or contain a lease at that date. Further, the Group has elected to avail the exemption in IFRS 16 from applying the requirements of IFRS 16 to short-term leases of all assets that have a lease term of 12 months or less and leases for which the underlying asset is of low value. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

Transition to IFRS 16 did not have a material effect on the Group’s financial statements.

IFRIC 23 – Uncertainty over Income Tax Treatments

IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The clarification did not have a material effect on the Group’s financial statements so far as the recognition and measurement of income taxes is concerned. A consequential impact of the clarification is on the disclosure of contingent liabilities. The Group previously used to consider only those cases/matters for contingent liabilities wherever demand has been raised by the authorities/ initial assessment has been completed. The contingent liabilities have now been extrapolated to other years where a similar issue exists but formal demand has not been raised by tax authorities. Consequently, the miscellaneous income tax and other contingent liabilities includes ₹ 42,231 million ($ 598 million) and ₹ 216 million ($ 3 million) respectively considering the impact of IFRIC 23 assessment. As per the transitional provisions of IFRIC 23, the Group has not restated comparative information.

Other Amendments

A number of other minor amendments to existing standards also became effective on April 01, 2019 and have been adopted by the Group. The adoption of these new accounting pronouncements did not have a significant impact on the accounting policies, methods of computation or presentation applied by the Group.

Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are not expected to have a significant impact on the Group financial statements. The Group has not early adopted any amendment, standard or interpretation that has been issued but is not yet effective.

3(c). Significant Accounting Estimates

(i) PSC Extension for Rajasthan block

On October 26, 2018, the Government of India (GoI), acting through the Directorate General of Hydrocarbons (DGH) has granted its approval for a ten-year extension of the Production Sharing Contract (PSC) for the Rajasthan Block (RJ), with effect from May 15, 2020 subject to certain conditions. The GoI has granted the extension under the Pre-NELP Extension Policy, the applicability whereof to PSC for Rajasthan Block is sub-judice and pending before the Hon’ble Delhi High Court. The conditions stated by DGH and the Group’s position is detailed below:

Submission of Audited Accounts and End of year statement:

Vedanta Limited and one of the joint venture partners have divergent views on the cost oil entitlement and therefore the End of Year statement for the year ended March 31, 2018 & March 31, 2019 and the Investment Multiple as at March 31, 2018 and as at March 31, 2019 could not be finalized. Consequentially, profit petroleum pertaining to the said Block for the year ended March 31, 2019 & for Apr’19 to Sep’19 and applicable Investment Multiple calculated based on management’s cost oil computation (resulting into Government’s share of profit petroleum @ 40% for DA-1 & DA-2 and @20% for DA-3 for FY2019 & FY 2020), remains provisional. The computation is after considering relevant independent legal advice. Pending alignment with joint venture partner, the End of Year Statement for FY 2017-18 and FY 2018-19 as per Operator’s calculations have been submitted to DGH and the joint venture partner, during current financial year.

Above condition for submission of audited accounts and End of year statement for adoption by Management Committee of the Block has been delinked by DGH vide letter dated December 03, 2019 as a pre-condition to PSC extension.

Profit Petroleum:

DGH has raised a demand for the period upto March 31, 2017 for Government’s additional share of Profit Oil based on its computation of disallowance of cost incurred over the initially approved Field Development Plan (FDP) of pipeline project and retrospective allocation of certain common costs between Development Areas (DAs) of Rajasthan Block. The company believes that it has sufficient as well as reasonable basis (pursuant to PSC provisions & approvals) for having claimed such costs and for allocating common costs between different DAs. Company’s view is also supported by independent legal opinion and Company has been following the process set out in PSC to resolve the matter.

ii). Copper – India

Existing Plant:

In an appeal filed by the Group against the closure order of the Tuticorin Copper smelter by Tamil Nadu Pollution Control Board (“TNPCB”), the appellate authority National Green Tribunal (“NGT”) passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations and appointed an Expert Committee to submit a report on the plant operations. Post the interim order, the plant recommenced operations on June 23, 2013. Based on Expert Committee’s report on the operations of the plant stating that the plant’s emission were within prescribed standards and based on this report, NGT ruled on August 08, 2013 that the Copper smelter could continue its operations and recommendations made by the Expert Committee be implemented in a time bound manner. The Group has implemented all of the recommendations. TNPCB has filed an appeal against the order of the NGT before the Supreme Court of India.

In the meanwhile, the application for renewal of Consent to Operate (CTO) for existing copper smelter, required as per procedure established by law was rejected by TNPCB in April 2018. Vedanta Limited has filed an appeal before the TNPCB Appellate Authority challenging the Rejection Order. During the pendency of the appeal, there were protests by a section of local community raising environmental concerns and TNPCB vide its order dated May 23, 2018 ordered closure of existing copper smelter plant with immediate effect. Further, the Government of Tamil Nadu, issued orders dated May 28, 2018 with a direction to seal the existing copper smelter plant permanently. The company believes these actions were not taken in accordance with the procedure prescribed under applicable laws.

Subsequently, the Directorate of Industrial Safety and Health passed orders dated May 30, 2018, directing the immediate suspension and revocation of the Factory License and the Registration Certificate for the existing smelter plant.

The company has appealed this before the National Green Tribunal (NGT). NGT vide its order on December 15, 2018 has set aside the impugned orders and directed the TNPCB to pass fresh orders for renewal of consent and authorization to handle hazardous substances, subject to appropriate conditions for protection of environment in accordance with law.

The State of Tamil Nadu and TNPCB approached Supreme Court in Civil Appeals on January 02, 2019 challenging the judgement of NGT dated December 15, 2018 and the previously passed judgement of NGT dated August 08, 2013. The Supreme Court vide its judgement dated February 18, 2019 set aside the judgements of NGT dated December 15, 2018 and August 08, 2013 on the basis of maintainability alone and directed the Company to file an appeal in High court.

The Company has filed a writ petition before Madras High Court challenging the various orders passed against the company in 2018 and 2013, the matter is pending for adjudication.

Further, in Oct’19, the Company has filed a writ petition in Madras High court for allowing access to plant to undertake essential care and maintenance as due to lack of care and maintenance in the last 18 months, several structures such as pipelines, cable trays etc. are in corroded state and likely to get damaged. Management believes that assessment of physical damage, if any, can be carried out once it gets access to the plant. However, the same is not expected to be material.

Expansion Plant:

Separately, the Company has filed a fresh application for renewal of the Environmental Clearance for the proposed Copper Smelter Plant 2 (Expansion Project) dated March 12, 2018 before the Expert Appraisal Committee of the MoEF wherein a sub-committee was directed to visit the Expansion Project site prior to prescribing the Terms of Reference.

In the meantime, the Madurai Bench of the High Court of Madras in a Public Interest Litigation held vide its order dated May 23, 2018 that the application for renewal of the Environmental Clearance for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on site for the proposed Expansion Project with immediate effect. The Ministry of Environment and Forests (MoEF) has delisted the expansion project since the matter is sub judice. Separately, SIPCOT vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted for the proposed Expansion Project. Further the TNPCB issued orders on June 07, 2018 directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023.

The Company has approached Madras High Court by way of writ petition challenging the cancellation of lease deeds by SIPCOT pursuant to which an interim stay has been granted. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is pending for adjudication.

Even though there can be no assurance regarding the final outcome of the process and the timing of such process in relation to the approval for the expansion project, as per the Company’s assessment, it is in compliance with the applicable regulations and expects to get the necessary approvals in relation to the existing operations and the expansion project.

The Company has carried out an impairment analysis during the period ended September 30, 2019 considering the key variables and concluded that there exists no impairment. The Company had done an additional sensitivity with a delay in commencement of operations both at the existing and expansion plants by three years and noted that the recoverable amount of the assets would still be in excess of their carrying values.

The carrying value of the assets under operation and under expansion as at September 30, 2019 is ₹ 20,162 million ($ 285 million) and ₹ 10,504 million ($ 149 million) respectively.

(iii) Flue-gas desulfurization:

Ministry of Environment, Forests and Climate Change (MOEF&CC) has revised emission norms for coal-based power plants in India. Accordingly, both captive and independent coal-based power plants in India are required to comply with these revised norms for reduction of sulphur oxide (SOx) emissions for which the current plant infrastructure is to be modified or new equipment’s have to be installed. Timelines for compliance to the revised norm varies for various plants in the Group – the earliest being December 2019 and last one in March 2022. Different power plants are at different stages of the implementation like finalising the service provider/issuing LOI. However, it is unlikely that the implementation would be completed by the stipulated date. Vedanta operations have been engaging with the concerned authorities to extend the timeline for compliance which is likely to be granted. In the event, the request for extension of timeline is not accepted, this could impact the power plants and associated operations.

(iv) Electrosteel Steels Limited had filed application for renewal of Consent to Operate (‘CTO’) on August 24, 2017 for the period of five years which was denied by Jharkhand State Pollution Control Board (‘JSPCB’) on August 23, 2018. Hon’ble High Court of Jharkhand has extended a stay on the order of denial of CTO by JSPCB and continued their interim order to allow the operations till next hearing. Hon’ble High Court has also extended stay against order of Ministry of Environment, Forests and Climate Change (MOEF&CC) dated September 20, 2018 in respect of environment clearance. Presently the stay has been extended till February 26, 2020. In October 2019, ESL has been granted the stage I forest clearance by Forest Appraisal Committee (FAC) of Ministry of Environment, Forest & Climate Change (MOEF&CC). The company expects to get the necessary approvals in due course.

For further information on significant accounting estimates and judgements, see Vedanta Limited Annual Report – Financial statements on Form 20-F for the year ended March 31, 2019 – Note 3(c) “Significant accounting estimates and judgements”.

(v) Impact of Taxation Laws (Amendment) Ordinance, 2019

Pursuant to the introduction of Section 115BAA of the Indian Income Tax Act, 1961 by the Taxation Laws (Amendment) Ordinance, 2019 which is effective April 01, 2019, companies in India have the option to pay corporate income tax at the rate of 22% plus applicable surcharge and cess as against the earlier rate of 30% plus applicable surcharge and cess, subject to certain conditions like, the company has to forego all benefits like tax holidays, brought forward losses generated through tax incentives/additional depreciation and outstanding MAT credit. Considering all the provisions under Section 115BAA and based on the expected timing of exercising of the option by the respective Indian entities, the Group has re-measured its deferred tax balances as at March 31, 2019 and accordingly a deferred tax credit of ₹ 23,151 million ($ 328 million) has been recognized in the current period.

4. Businesss Combination and Others

(a) Electrosteel Steels Limited

During the year ended March 31, 2019, the Group, through its subsidiary Vedanta Star Limited (VSL) acquired control over Electrosteel Steels Limited (ESL). Based on completion of the closing conditions, the Group concluded the acquisition date as June 04, 2018. ESL has been included in “Others” segment. If ESL had been acquired at the beginning of the comparative period, the Group revenue would have been ₹ 450,473 million and ₹ 915,593 million and the profit before taxation of the Group would have been ₹ 47,961 million and ₹ 117,529 million for the half-year ended September 30, 2018 and year ended March 31, 2019 respectively.

(b) Acquisition of new hydrocarbon blocks

In August, 2018, Vedanta Limited was awarded 41 hydrocarbon blocks out of 55 blocks auctioned under the open acreage licensing policy (OALP) by Government of India (GOI). The blocks awarded to Vedanta Limited comprise of 33 onshore and 8 offshore blocks. Vedanta Limited will share a specified proportion of the net revenue from each block with GOI and has entered into 41 separate revenue sharing contracts (RSC) on October 01, 2018.

The bid cost of ₹ 38,110 million ($ 551 million) represents Vedanta Limited’s total committed capital expenditure on the blocks for the committed work programs during the exploration phase. Vedanta Limited has provided bank guarantees for minimum work programme commitments amounting to ₹ 22,530 million ($ 319 million) for the 41 exploration blocks.

In March 2019, Vedanta Limited has been awarded 2 Contract Areas out of total 25 Contract Areas auctioned under Round II of the Discovered Small Field Policy (DSF) by Government of India (GOI). Both the Contract Areas awarded are onland fields. The Company will share a specified proportion of the revenue from each block with GOI and has entered into 2 separate Revenue Sharing Contracts (RSC) on March 07, 2019. There is no commitment for minimum work programme in these blocks.

In July 2019, the Company has been awarded 10 hydrocarbon blocks out of 32 blocks awarded under round II & III of Open Acreage Licensing Policy (OALP) by Government of India (GoI). The blocks awarded to the Company comprise of 7 onshore and 3 offshore blocks. To effect the transaction, the Company has entered into revenue sharing contracts (“RSCs”) with the GoI on 16th July’19. The bid cost of ₹ 16,443 million ($ 233 million) represents the Company’s estimated cost of committed work program in the blocks during the initial exploration phase. Vedanta Limited has provided bank guarantees for minimum work programme commitments amounting to ₹ 5,038 million ($ 73 million) for the 10 exploration blocks.

(c) Assessment of impairment at AvanStrate Inc (ASI)

Significant changes in the market and economic environment in which ASI operates has led to decrease in demand and profitability in the glass substrate business. Accordingly, the Group has assessed the recoverable value of all its assets and liabilities which led to a non-cash impairment charge in the current period.

During the period ended September 30, 2019, the management performed impairment tests on the assets of ASI as indicators of impairment were identified in accordance with IAS 36. The Group has recognized an impairment charge of ₹ 5,040 million ($ 72 million) as against the net carrying value of ₹ 19,374 million ($ 278 million) on the assets of AvanStrate Inc business in Japan, Taiwan and Korea in the ‘Others’ segment. Given the significant interdependence of these entities on each other, these are considered as a single cash-generating unit.

The net recoverable value of assets and liabilities has been assessed at ₹ 14,522 million ($ 206 million) based on the fair value less costs of disposal approach, using the Discounted Cash Flow Method (income approach), a level 3 valuation technique in the fair value hierarchy.

The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/ assumption	Basis
Future sales volume	Existing customer relationships, unperformed contracts and expected wins
Commodity prices	management’s best estimate
Discount rates	cost of capital risk-adjusted for the risk specific to the asset/ CGU

The projections of future sales volume are based on the existing customer relationships, unperformed contracts and revenue from contracts with new customers which are in the advanced stage of discussions or are probable wins based on management judgment. The cash flows are discounted using the post-tax nominal discount rate of 11%. Any subsequent changes to cash flows due to changes in the above-mentioned factors could impact the carrying value of the assets.

Based on the sensitivities carried out by the Group, decrease in volume assumptions by 1% would lead to decrease in recoverable value by ₹ 627 million ($ 9 million) and increase in discount rate by 1% would lead to a decrease in recoverable value by ₹ 976 million ($ 14 million) respectively.

(d) Acquisition of Non-controlling interest of ESL:

During the period, the Group acquired 3.29% shares of Electrosteel Steels Limited from the non-controlling interests as part of an open offer made by Vedanta Star Limited for an amount of ₹ 615 million ($ 9 million).

The said exit open offer ended on December 20, 2019. Post the balance sheet date, the Group further acquired 2.45% for an amount of ₹ 459 million ($ 7 million), resulting in a total holding of 95.74% in Electrosteel Steels Limited.

(e) Assessment of indicators of impairment at Skorpion Zinc (pty) Limited (Skorpion):

Skorpion is an integrated zinc facility (part of ‘Zinc International’ segment’) in Namibia, Africa comprising of an open-pit mine and refinery. Skorpion is approaching its end of life on the mine (LOM) but has sufficient ore expected to run the refinery till April 2021. The refinery is build to process oxide based ores only which are available from the in-house mine. Post expiry of mine life, the Group intends to continue Skorpion as a custom refinery through procurement of ore from the other Group entities or other external parties.

This would require re-purposing of the refinery to process concentrate. Management is actively looking into this alternative plan. Considering the uncertainty around the future operations of refinery, an impairment trigger was identified as of September 30, 2019. The company has carried out an impairment analysis as at September 30, 2019 considering the available ore only from the captive mine till April 2021 and concluded that there exists no impairment. Carrying value of Skorpion refinery assets as of September 30, 2019 is ₹ 3,877 million ($ 55 million). Since the refinery will be available for use after expiry of life of mine in April 2021, the depreciation under IAS 16 has been recorded based on the useful life of refinery of ~ 10 years.

5. Segment information

Description of segment and principal activities

The Group is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group produces zinc, lead, silver, copper, aluminium, iron ore, oil and gas and commercial power and has a presence across India, South Africa, Namibia, U.A.E, Ireland, Australia, Japan, South Korea, Taiwan and Liberia. The Group is also in the business of port operations and manufacturing of glass substrate and steel. The Group has seven reportable segments: copper, aluminium, iron ore, power, Zinc India (comprises of zinc and lead India), Zinc international, oil and gas and others. The management of the Group is organized by its main products: copper, Zinc (comprises of zinc and lead India, silver India and zinc international), aluminium, iron ore, oil and gas, power and others. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Group’s chief operating decision maker (“CODM”).

Segment Revenue, Profit, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consist of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and unallocated liabilities respectively.

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in Note 3. The operating segments reported are the segments of the Group for which separate financial information is available. Earnings before interest, depreciation and amortisation and tax (Segment profit) are evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance and is a non-IFRS measure. The Group’s financing (including finance and other costs and investment and other income) and income taxes are reviewed on an overall basis and are not allocated to operating segments.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties except from power segment sales amounting to ₹ 262 million and ₹ Nil ($ Nil) which is at cost for the period ended September 30, 2018 and September 30, 2019 respectively.

a. For the six months ended September 30, 2018

	Copper (₹ in million)	Zinc India (₹ in million)	Zinc International (₹ in million)	Aluminium (₹ in million)	Power (₹ in million)	Iron Ore (₹ in million)	Oil and Gas (₹ in million)	Others (₹ in million)	(Eliminations) ₹ in million)	Total (₹ in million)
Revenue
Sales	51,726	98,355	11,136	150,673	32,802	13,973	66,985	18,104	—	443,754
Inter-segment sales	—	—	—	104	282	31	—	249	(666)	—
Segment revenue	51,726	98,355	11,136	150,777	33,084	14,004	66,985	18,353	(666)	443,754
Cost of sales and expenses	(52,636)	(48,532)	(10,130)	(135,331)	(25,060)	(11,057)	(28,055)	(15,659)	666	(325,794)
Segment profit	(910)	49,823	1,006	15,446	8,024	2,947	38,930	2,694	—	117,960
Depreciation and amortization	(757)	(8,371)	(1,482)	(7,231)	(3,004)	(1,238)	(22,461)	(1,795)	—	(46,339)
Other items**	—	—	—	—	—	—	—	—	—	(2,900)
Impairment[1]	—	—	—	—	—	—	2,611	—	—	2,611

Operating profit / (loss)	(1,667)	41,452	(476)	8,215	5,020	1,709	19,080	899	—	71,332
Finance and other costs										(30,448)
Investment and other income										7,361

Profit before tax										48,245

b. As at March 31, 2019

Assets and liabilities
Assets
Segment assets	78,540	187,019	60,425	510,552	181,851	37,979	275,516	87,798	—	1,419,680
Financial assets investments										48,865
Deferred tax asset										52,830
Short-term investments										292,112
Cash and cash equivalents (including restricted cash and cash equivalents)										73,331
Current tax asset										34,926
Others										9,166

Total assets										1,930,910

Liabilities
Segment liabilities	40,534	50,702	13,616	201,233	17,251	12,731	98,831	14,330	—	449,228
Borrowings										662,262
Current tax liabilities										4,109
Deferred tax liabilities										44,154
Others										39,211

Total liabilities										1,198,964

[1]

During the six months ended September 30, 2018, the company has taken an impairment reversal of ₹ 2,611 million ($ 36 million) following the start of commercial production in Krishna Godavari Onshore (KG-ONN) block.

**	Other items represent forex on MAT credit entitlements which have not been allocated to any segment.

c. For the six months ended September 30, 2019

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total	Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)

Revenue
Sales	49,618	92,660	17,145	134,040	33,491	15,521	63,269	23,315	—	429,059	6,074
Inter-segment sales	—	—	—	62	673	23	—	432	(1,190)	—	—
Segment revenue	49,618	92,660	17,145	134,102	34,164	15,544	63,269	23,747	(1,190)	429,059	6,074
Cost of Sales and expenses	(51,278)	(47,710)	(13,800)	(133,480)	(26,049)	(12,382)	(26,712)	(21,858)	1,190	(332,079)	(4,701)
Segment profit / (loss)	(1,660)	44,950	3,345	622	8,115	3,162	36,557	1,889	—	96,980	1,373
Depreciation and amortisation	(742)	(11,289)	(3,446)	(8,191)	(2,916)	(1,340)	(19,292)	(2,329)	—	(49,545)	(701)
Other items**	—	—	—	—	—	—	—	—	—	(340)	(5)
Impairment (Refer Note 4)	—	—	—	—	—	—	—	(5,040)	—	(5,040)	(71)

Operating profit / (loss)	(2,402)	33,661	(101)	(7,569)	5,199	1,822	17,265	(5,480)	—	42,055	596
Investment and other income										14,570	206
Finance and other costs										(29,524)	(418)

Profit before tax										27,101	384

Assets and liabilities
Assets
Segment assets	64,600	193,025	58,264	486,625	170,761	37,087	262,763	82,309	—	1,355,434	19,188
Financial assets investments										1,666	24
Deferred tax asset										68,602	971
Short-term investments										274,810	3,890
Cash and cash equivalents (including restricted cash and cash equivalents)										81,857	1,159
Income tax asset										25,192	357
Others										13,671	193

Total assets										1,821,232	25,782

Liabilities
Segment liabilities	31,124	43,854	13,137	209,821	17,566	13,673	86,797	15,803	—	431,775	6,112
Borrowings										558,908	7,912
Current tax liabilities										2,191	31
Deferred tax liabilities										41,696	590
Others										15,321	218

Total liabilities										1,049,891	14,863

**	Other items represent forex on MAT credit entitlements which have not been allocated to any segment.

Disaggregation of Revenue

Below table summarises the disaggregated revenue from contracts with customers: —

For the six months ended September 30,

	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Oil	63,122	60,401	855
Gas	2,175	3,380	48
Zinc Metal	79,477	82,356	1,166
Lead Metal	18,323	17,127	242
Silver Metal & Bars	12,046	11,903	169
Iron Ore	3,162	5,594	79
Metallurgical Coke	264	86	1
Pig Iron	11,248	11,146	158
Copper Products	51,716	49,812	705
Aluminium Products	145,209	128,432	1,818
Power	24,052	27,009	382
Steel Products	16,113	19,072	270
Others	11,746	9,654	137

Revenue from contracts with customers	438,653	425,972	6,030
Revenue from contingent rents	8,388	8,333	118
Gains/ (losses) on provisionally priced contracts	(3,287)	(5,246)	(74)

Total Revenue	443,754	429,059	6,074

6. Investment and other income

For the six months ended September 30,	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Fair value gain on financial assets at fair value through profit or loss (FVTPL)	1,323	2,538	36
Interest income:
Interest income on financial assets at fair value through profit or loss	4,112	5,372	76
Interest income on bank deposits at amortized cost	918	660	9
Interest income on loans and receivables at amortized cost	800	2,691	38
Others	305	311	5
Dividend income on investments held at FVOCI	10	17	0
Dividend income – financial assets at fair value through profit or loss	102	296	4
Foreign exchange gain/ (loss) net	(209)	2,685	38

	7,361	14,570	206

7. Finance and other costs

For the six months ended September 30,	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Interest expense on financial liabilities at amortised cost	28,445	29,742	421
Unwinding of discount on provisions	312	461	7
Net foreign exchange loss on borrowings and creditors for capital expenditure	1,430	2,711	38
Other finance costs	2,108	1,588	23
Net interest on defined benefit arrangements	109	96	1
Capitalisation of finance costs	(1,956)	(5,074)	(72)

	30,448	29,524	418

8. Income tax expense

The major components of income tax expense for the six months ended September 30, 2018 and 2019 are indicated below:

(a) Tax charge/ (credit) recognised in the consolidated statement of Profit or loss

For the six months ended September 30,	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Current tax:
Current tax on profit for the period	12,006	9,533	135

Total current tax (a)	12,006	9,533	135

Deferred tax:
Origination/(reversal) of temporary differences*	20,227	(19,186)	(272)
(Credit) in respect of deferred tax for earlier years	—	(18)	(0)

Total deferred tax charge/ (credit) (b)	20,227	(19,204)	(272)

Net tax expense/(credit) ((a)+(b))	32,233	(9,671)	(137)

Profit before tax	48,245	27,101	384
Effective income tax rate (%)	66.8%	(35.7%)	(35.7%)

*

Deferred tax charge for the six months ended September 30, 2018 and September 30, 2019 includes ₹ 11,038 million and ₹ 5,877 million ($ 83 million) tax on undistributed/distributed profits of subsidiaries. This also includes deferred tax credit of ₹ 23,151 million ($ 328 million) (30 September 2018: NIL) recognized pursuant to introduction of lower tax rates for the Indian companies (refer note 3(c)(v)).

9. Earnings per share (“EPS”)

The following reflects the income and share data used in the basic and diluted earnings per share computations:

Computation of weighted average number of shares

For the six months ended September 30,	2018	2019
Weighted average number of ordinary shares for basic earnings per share	3,708,373,288	3,702,506,169
Effect of dilution:
Potential ordinary shares relating to share option awards	9,811,591	16,406,412

Adjusted weighted average number of ordinary shares for diluted earnings per share	3,718,184,879	3,718,912,581

Computation of basic and diluted earnings per share

Basic earnings per share:

For the six months ended September 30,	2018	2019	2019
	(₹ in million except EPS data)	(₹ in million except EPS data)	(US dollars in million except EPS data)
Profit for the period attributable to equity holders of the parent	3,859	25,210	357
Weighted average number of ordinary shares for basic earnings per share	3,708,373,288	3,702,506,169	3,702,506,169

Earnings per share	1.04	6.81	0.1

Diluted earnings per share:

For the six months ended September 30,	2018	2019	2019
	(₹ in million except EPS data)	(₹ in million except EPS data)	(US dollars in million except EPS data)
Profit / (loss) for the period attributable to equity holders of the parent	3,859	25,210	357
Adjusted weighted average number of ordinary shares for diluted earnings per share*	3,718,184,879	3,718,912,581	3,718,912,581

Earnings per share	1.04	6.78	0.1

*	After excluding the impact of treasury shares

10. Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of the following:

	As at,
	March 31, 2019	September 30, 2019	September 30, 2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Cash at banks[1]	1,040	943	14
Short term deposits[2]	—	28	0

	1,040	971	14

[1]

Cash at banks is restricted in use as it relates to unclaimed dividends of ₹ 960 million and ₹ 924 million ($ 14 million) as at March 31, 2019 and September 30, 2019 respectively. It also includes earmarked escrow amount of ₹ 80 million and ₹ 19 million ($ 0 million) as at March 31, 2019 and September 30, 2019 respectively, out of which ₹ 19 million ($ 0 million) relates to unclaimed redeemable preference shares.

[2]	includes ₹ Nil and ₹ 28 million ($ 0 million) held as fixed deposit on lien as at March 31, 2019 and September 30, 2019 respectively.

11. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at March 31,
	March 31, 2019	September 30, 2019	September 30, 2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Cash at banks and in hand	42,371	37,012	524
Short-term deposits	29,920	43,874	621

	72,291	80,886	1,145

Short-term deposits are made for periods of between one day and three months, depending on the immediate cash requirements of the respective companies, and earn interest at the respective short-term deposit rates.

12. Borrowings

Current borrowings consist of:

	As at,
	March 31, 2019	September 30, 2019	September 30, 2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Banks and financial institutions	229,820	169,090	2,394
Current maturities of long-term borrowings	85,233	93,291	1,320

Current borrowings (A)	315,053	262,381	3,714

Non-current borrowings consist of:

	As at March 31,
	March 31, 2019	September 30, 2019	September 30, 2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Banks and financial institutions	284,404	253,970	3,595
Non-convertible debentures	140,719	123,977	1,755
Redeemable preference shares	19	19	0
Non-convertible bonds	1,263	5,650	80
Others	6,037	6,202	88

Non-current borrowings	432,442	389,818	5,518
Less: Current maturities of long-term borrowings	(85,233)	(93,291)	(1,320)

Non-current borrowings, net of current maturities (B)	347,209	296,527	4,198

Debt securities issued / repaid during the period:

In May 2017, Vedanta Ltd issued NCDs of ₹ 3,500 million ($ 50 million) at an interest rate of 7.60%. These NCDs are Secured by way of movable fixed assets of the Lanjigarh Refinery Expansion Project including 210 MW Power Project for the Lanjigarh Refinery Expansion Project with a minimum security cover of 1 time of the outstanding amount of the debenture and specifically exclude the 1MTPA alumina refinery of the company along with 90 MW power plant in Lanjigarh and all its related expansions. The NCDs have been fully repaid in May 2019.

In Dec 2017, Vedanta Ltd issued NCDs of ₹ 5,000 million ($ 71 million) at an interest rate of 7.80%. These NCDs are Secured by way of movable fixed assets of the Lanjigarh Refinery Expansion Project including 210 MW Power Project for the Lanjigarh Refinery Expansion Project with a minimum security cover of 1 time of the outstanding amount of the debenture and specifically exclude the 1MTPA alumina refinery of the company along with 90 MW power plant in Lanjigarh and all its related expansions. The NCDs have been fully repaid in April 2019.

In September 2016, Vedanta Ltd issued NCDs of ₹ 1,500 million ($ 21 million) at an interest rate of 8.65%. These NCDs are secured by way of first ranking pari-passu charge on movable fixed assets in relation to the Lanjigarh Refinery Expansion Project (having capacity beyond 2 MTPA and upto 6 MTPA) situated at Lanjigarh, Orissa. The Lanjigarh Refinery Expansion Project shall specifically exclude the 1 MTPA alumina refinery of the Company along with 90 MW power plant in Lanjigarh and all its related capacity expansions. The NCDs have been fully repaid in September 2019.

In March 2017, TSPL issued NCDs of ₹ 2,500 million ($ 35 million) at an interest rate of 7.75%. These NCDs are secured by first pari-passu charge on movable and/or immovable fixed assets of TSPL with a minimum asset cover of 1 time during the tenure of NCD and an unconditional and irrevocable corporate guarantee by Vedanta Limited. The NCDs have been fully repaid in September 2019.

13. Financial instruments

A. Financial assets and liabilities:

The following tables present the carrying value and fair value of each category of financial assets and liabilities as at March 31, 2019 and September 30, 2019.

As at March 31, 2019:

	(₹ in million)
Financial assets	Fair value through profit or loss		Fair value through other comprehensive income	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value
Financial assets investments
—at fair value	47,717	*	1,148	—	—	48,865	48,865
Other non—current assets	—		—	—	47,959	47,959	47,959
Trade and other receivable	2,267	**	—	—	63,203	65,470	65,470
Short term investments
—Bank deposits	—		—	—	10,368	10,368	10,368
—Other investments	281,744		—	—	—	281,744	281,744
Financial instruments (derivatives)	302		—	476	—	778	778
Cash and cash equivalents	—		—	—	72,291	72,291	72,291
Restricted cash and cash equivalents	—		—	—	1,040	1,040	1,040

Total	332,030		1,148	476	194,861	528,515	528,515

*	Structured investments purchased from Volcan Investments Limited (Refer Note 16)
**	Under IFRS 9, provisionally priced receivables are fair valued at each reporting date.

As at March 31, 2019:

	(₹ in million)
Financial liabilities	Fair value through profit or loss		Derivatives designated as hedging instrument	Amortised cost	Others*	Total carrying value	Total fair value
Borrowings	—		—	662,262	—	662,262	661,853
Acceptances	—		—	81,157	—	81,157	81,157
Trade and other payables	10,635	**	—	233,475	1,953	246,063	246,063
Financial instruments (derivatives)	5,429		70	—	—	5,499	5,499

Total	16,064		70	976,894	1,953	994,981	994,572

*	Includes put option liability accounted for at fair value
**	Under IFRS 9, provisionally priced payables are fair valued at each reporting date.

As at September 30, 2019:

	(₹ in million)							(US dollars in million)
Financial assets	Fair value through profit or loss		Fair value through other comprehensive income	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value	Total carrying value	Total fair value
Financial assets investments
—at fair value	808		856	—	—	1,664	1,664	24	24
Other non—current assets	—		—	—	41,397	41,397	41,397	586	586
Trade and other receivable	2,088	*	—	—	35,380	37,468	37,468	530	530
Short term investments
—Bank deposits	—		—	—	4,283	4,283	4,283	60	60
—Other investments	270,527		—	—	—	270,527	270,527	3,830	3,830
Financial instruments (derivatives)	1,447		—	384	—	1,831	1,831	26	26
Cash and cash equivalents	—		—	—	80,886	80,886	80,886	1,145	1,145
Restricted cash and cash equivalents	—		—	—	971	971	971	13	13

Total	274,870		856	384	162,917	439,027	439,027	6,214	6,214

*	Under IFRS 9, provisionally priced receivables are fair valued at each reporting date.

As at September 30, 2019:

	(₹ in million)							(US dollars in million)
Financial liabilities	Fair value through profit or loss		Derivatives designated as hedging instrument	Amortised cost	Others*	Total carrying value	Total fair value	Total carrying value	Total fair value
Borrowings	—		—	558,908		558,908	558,375	7,912	7,905
Acceptances	—		—	99,350		99,350	99,350	1,406	1,406
Trade and other payables	3,626	**	—	182,696	2,236	188,558	188,558	2,669	2,669
Financial instruments (derivatives)	3,279		0	—	—	3,279	3,279	46	46

Total	6,905		0	840,954	2,236	850,095	849,562	12,033	12,026

*	Includes put option liability accounted for at fair value
**	Under IFRS 9, provisionally priced payables are fair valued at each reporting date.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The below table summarizes the categories of financial assets and liabilities as at March 31, 2019 and September 30, 2019 measured at fair value:

As at March 31, 2019	(Level 1)	(Level 2)	(Level 3)
	(₹ in million)
Financial assets
At fair value through profit or loss
— Short term investments	67,122	213,813	809
— Financial asset investments held at fair value*	—	47,717	—
— Derivatives financial assets	—	302	—
— Trade and other receivables	—	2,267	—
At fair value through other comprehensive income
— Financial asset investments held at fair value	1,041	—	107
Derivatives designated as hedging instruments
— Derivatives financial assets	—	476	—

	68,163	264,575	916

Financial liabilities
At fair value through profit or loss
—Derivatives financial liabilities	—	5,429	—
Trade payable	—	10,635	—
Derivatives designated as hedging instruments
—Derivatives financial liabilities	—	70	—
Trade and other payables- Put option liability with non controlling interest	—	—	1,953

	—	16,134	1953

*	Structured investments purchased from Volcan Investments Limited (Refer Note 16)

As at September 30, 2019	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
	(₹ in million)			(US dollars in million)
Financial assets
At fair value through profit or loss
— Short term investments	86,459	184,068	—	1,224	2,606	—
— Financial asset investments held at fair value	—	—	808	—	—	11
— Derivatives financial assets	—	1,447	—	—	20	—
— Trade and other receivables	—	2,088	—	—	30	—
At fair value through other comprehensive income
— Financial asset investments held at fair value	749		107	11	—	2
Derivatives designated as hedging instruments
— Derivatives financial assets		384		—	5	—

	87,208	187,987	915	1,235	2,661	13

Financial liabilities
At fair value through profit or loss
—Derivatives financial liabilities	—	3,279	—	—	46	—
Trade payable	—	3,626	—	—	51	—
Derivatives designated as hedging instruments
—Derivatives financial liabilities	—	0	—	—	0	—
Trade and other payables- Put option liability with non controlling interest	—	—	2,236	—	—	32

	—	6,905	2,236	—	97	32

The below table summarizes the fair value of borrowings which are carried at amortised cost as at March 31, 2019 and September 30, 2019:

As at March 31, 2019	(Level 2)
(₹ in million)
Financial Liabilities
—Borrowings	661,853

661,853

As at September 30, 2019	(Level 2)	(Level 2)
	(₹ in million)	US dollars in million
Financial Liabilities
—Borrowings	558,375	7,905

	558,375	7,905

The fair value of the financial assets and liabilities are at the amount that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair values:

•

Investments traded in active markets are determined by reference to quotes from the financial institutions; for example: Net asset value (NAV) for investments in mutual funds declared by mutual fund house. For other listed securities traded in markets which are not active, the quoted price is used wherever the pricing mechanism is same as for other marketable securities traded in active markets. Other current investments and structured investments are valued by referring to market inputs including quotes, trades, poll, primary issuances for securities and /or underlying securities issued by the same or similar issuer for similar maturities and movement in benchmark security, etc.

•

Financial assets forming part of Trade and other receivables, cash and cash equivalents (including restricted cash and cash equivalents), bank deposits, financial liabilities forming part of trade and other payables, acceptances and short-term borrowings being carried at amortised cost. Approximate their carrying amounts largely due to the short-term maturities of these instruments.

•

Non-current fixed-rate and variable-rate borrowings: Fair value has been determined by the Group based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project.

•	Quoted financial asset investments: Fair value is derived from quoted market prices in active markets.

•	Unquoted financial asset investments: Fair value of unquoted securities are determined by reference to discounted cash flows model.

•

Derivative financial assets/liabilities: The Group enters into derivative financial instruments with various counterparties. Interest rate swaps, foreign exchange forward contracts and commodity forward contracts are valued using valuation techniques, which employs the use of market observable inputs. The most frequently applied valuation techniques by the Group include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies, interest rate curves and forward rate curves of the underlying commodity. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange i.e. London Metal Exchange, United Kingdom (UK).

•

Other non-current financial assets and financial liabilities: Fair value is calculated using a discounted cash flow model with market assumptions, unless the carrying value is considered to approximate to fair value.

For all other financial instruments, the carrying amount is either the fair value, or approximates the fair value.

The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and the value of other financial instruments recognised at fair value.

The estimated fair value amounts as at March 31, 2019 and and September 30, 2019 have been measured as at that date. As such, the fair values of these financial instruments subsequent to reporting date may be different than the amounts reported at each period end.

There were no significant transfers between level 1, level 2 and level 3 during the current period.

14. Shareholders’ equity

	As at March 31, 2019 (in Million)	As at March 31, 2019 (₹ Million)	As at September 30, 2019 (in Million)	As at September 30, 2019 (₹ Million)	As at September 30, 2019 (US dollars in million)
Authorised Share Capital:
Opening and closing balance (equity shares of ₹ 1 each with voting rights) [a]	44,020	44,020	44,020	44,020	623
Authorised preference share capital:
Opening and closing balance (preference shares of ₹ 10 each)	3,010	30,100	3,010	30,100	426
Issued , subscribed and paid up
Equity shares of ₹ 1 each with voting right [a,b,c,d]	3,718	3,718	3,718	3,718	53

a)	The Company has one class of equity shares having a par value of ₹ 1 per share. Each shareholder is eligible for one vote per share held and dividend as and when declared by the Company.

b)	This includes 248,779,452 equity shares in form of 62,194,863 ADS and 249,080,056 equity shares in the form of 62,270,014 ADS as at March 31, 2019 and September 30, 2019, respectively.

c)

Includes 308,232 equity shares as at March 31, 2019 and 308,232 equity shares as at September 30, 2019 kept in abeyance. These shares are not part of listed equity capital and pending allotment as they are sub-judice.

d)	Includes 14,998,702 equity shares as at March 31, 2019 and 14,998,702 equity shares as at September 30, 2019 held by Vedanta Limited ESOS Trust.

Securities premium

Securities premium is created to record amounts received in excess of the par value of shares in separate account as required by the Indian Companies Act. The securities premium account may be applied by the company towards the issue of unissued shares of the company to the members of the company as fully paid bonus shares, writing off the preliminary expenses of the company, writing off the expenses of, or the commission paid or discount allowed on any issue of shares or debentures of the company, providing for the premium payable on the redemption of any redeemable preference shares or of any debentures of the company; or for the purchase of its own shares or other securities.

Retained earnings includes amongst others, general reserve, debenture redemption reserve, capital reserve and preference share redemption reserve.

General reserve

Under the erstwhile Indian Companies Act 1956, a general reserve was created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers was to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the Company for that year, then the total dividend distribution is less than the total distributable results for that year. Consequent to introduction of Companies Act 2013, the requirement to mandatory transfer a specified percentage of the net profit to general reserve has been withdrawn. The balances in general reserves, as determined in accordance with applicable regulations, was ₹ 160,950 million and ₹ 160,950 million ($ 2,278 million) as at March 31, 2019 and September 30, 2019 respectively.

Debenture redemption reserve

As per the earlier provision under the Indian Companies Act, companies that issue debentures were required to create debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain 25% as a reserve of outstanding redeemable debentures. The amounts credited to the debenture redemption reserve may not be utilized except to redeem debentures. The MCA vide its Notification dated August 16, 2019, had amended the Companies (Share Capital and Debenture) Rules, 2014, wherein the requirement of creation of Debenture Redemption Reserve has been exempted for certain class of companies, hence, in view of the same, Vedanta Limited is not required to create Debenture Redemption Reserve. Retained earnings include ₹ 13,012 million and ₹ 13,050 million ($ 185 million) of debenture redemption reserve as at March 31, 2019 and September 30, 2019 respectively.

Preference share redemption reserve

The Indian Companies Act provides that companies that issue preference shares may redeem those shares from profits of the Company which otherwise would be available for dividends, or from proceeds of a new issue of shares made for the purpose of redemption of the preference shares. If there is a premium payable on redemption, the premium must be provided, either by reducing the additional paid in capital (securities premium account) or out of profits, before the shares are redeemed.

If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the preference share redemption reserve account. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of Vedanta Limited. Retained earnings include ₹ 30,869 million and ₹ 30,869 million ($ 437 million) of preference share redemption reserve as at March 31, 2019 and September 30, 2019 respectively.

Capital reserve

The balance in capital reserve as at March 31, 2019 and September 30, 2019 is ₹ 186,508 million and ₹ 184,818 million ($ 2,616 million) respectively. The balance in capital reserve has mainly arisen pursuant to extinguishment of non-controlling interests of erstwhile Cairn India Limited and acquisition of ASI. Further, changes in capital reserve are due to recognition/derecognition of put option liability and non-controlling interests pertaining to ASI.

15. Commitments, contingencies, and guarantees

In the normal course of business, the Group enters into certain capital commitments and also gives certain financial guarantees.

A. Capital commitments

The Group has a number of continuing operational and financial commitments in the normal course of business including:

•	Exploratory mining commitments;

•	Oil & gas commitments;

•	Mining commitments arising under production sharing agreements; and

•	Completion of the construction of certain assets.

Estimated amount of contracts remaining to be executed on capital accounts and not provided for:

	As at,
	March 31, 2019	September 30, 2019	September 30, 2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Oil & Gas sector
Cairn India	55,104	39,783	563

Aluminium sector
Lanjigarh Refinery (Phase II)	14,429	15,296	217
Jharsuguda 1.25 MTPA smelter	4,600	4,070	58

Zinc sector
Zinc India (mines expansion and smelter)	19,641	9,001	127
Gamsberg mining & milling project	1,832	1,294	18

Copper sector
Tuticorin Smelter 400 KTPA*	27,941	27,935	395

Others	13,331	20,983	297

Total	136,878	118,362	1,675

*	currently contracts are under suspension under the force majeure clause as per the contract

Committed work programme (Other than capital commitment):

	As at,
	March 31, 2019	September 30, 2019	September 30, 2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Oil & Gas sector
Cairn India (OALP - New Oil and Gas blocks)	38,113	55,410	784

Other Commitments

(i)

Power Division of the Company has signed a long term power purchase agreement (PPA) with Gridco Limited for supply of 25% of power generated from the power station with additional right to purchase power at (5%/7%) at variable cost as per the conditions referred to in PPA. The PPA has a tenure of twenty five years.

(ii)

TSPL has signed a long term power purchase agreement (PPA) with Punjab State Power Corporation Limited (PSPCL) [formerly known as Punjab State Electricity Board (PSEB)] for supply of power generated from the power plant. The PPA has tenure of twenty five years.

B. Guarantees

The aggregate amount of indemnities and other guarantees on which the Group does not expect any material losses, was ₹ 77,448 million and ₹ 62,092 million ($ 879 million) as at March 31, 2019 and September 30, 2019 respectively.

The Group has given guarantees in the normal course of business as stated below:

•

Guarantees and bonds advanced to the customs authorities in India of ₹ 6,759 million and ₹ 5,035 million ($ 71 million) as at March 31, 2019 and September 30, 2019 respectively relating to the export and payment of import duties on purchases of raw material and capital goods.

•	Guarantees issued for Group’s share of minimum work programme commitments of ₹ 23,673 million and ₹ 29,026 million ($ 411 million) as at March 31, 2019 and September 30, 2019 respectively.

•

Guarantee issued against liabilities for structured investment (refer RPT note for details of the transactions) worth ₹ 19,156 million ($ 274 million) has been relinquished due to liquidation of these investment in July 2019.

•	Guarantees of ₹ 5,426 million and ₹ 787 million ($ 11 million) issued under bid bond for placing bids as at March 31, 2019 and September 30, 2019 respectively.

•

Bank guarantees of ₹ 1,150 million ($ 16 million) as at March 31, 2019 and September 30, 2019 has been provided by the Group on behalf of Volcan Investments Limited to Income tax department, India as a collateral in respect of certain tax disputes.

•

Other guarantees of ₹ 21,284 million and ₹ 26,087 million ($ 369 million) as at March 31, 2019 and September 30, 2019 respectively issued for securing supplies of materials and services, in lieu of advances received from customers, litigation, for provisional valuation of custom duty and also to various agencies, suppliers and government authorities for various purposes. The Group does not anticipate any liability on these guarantees.

C. Export Obligations

The Indian entities of the Group have export obligations of ₹ 32,340 million and ₹ 31,789 million ($ 450 million) as at March 31, 2019 and September 30, 2019 respectively on account of concessional rates of import duty paid on capital goods under the Export Promotion Capital Goods Scheme and under the Advance Licence Scheme for the import of raw material laid down by the Government of India.

In the event of the Group’s inability to meet its obligations, the Group’s liability would be ₹ 4,333 million and ₹ 4,889 million ($ 69 million) as at March 31, 2019 and September 30, 2019 respectively, plus applicable interest.

The Group has given bonds of ₹ 14,921 million and ₹ 15,668 million ($ 222 million) as at March 31, 2019 and September 30, 2019 respectively to custom authorities against these export obligations.

D. Contingencies

The Group discloses the following legal and tax cases as contingent liabilities.

Hindustan Zinc Limited: Department of Mines and Geology

The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006 to HZL, totalling ₹ 3,339 million ($ 47 million) as at March 31, 2019 and September 30, 2019. These notices alleged unlawful occupation and unauthorised mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan during the period from July 1968 to March 2006. HZL believes it is unlikely that the claim will lead to a future obligation and thus no provision has been made in the financial statements. HZL had filed appeals (writ petitions) in the High Court of Rajasthan in Jodhpur. The High Court restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. Central Government has also been made a party to the case and the matter is likely to be listed now for hearing after completion of pleadings by the Central Government.

Vedanta Limited: Income tax

In March 2014, Vedanta Limited (notice was served on Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited) received a show cause notice from the Indian Tax Authorities (‘Tax Authorities’) for not deducting withholding tax on the payments made to Cairn UK Holdings Limited (CUHL), for acquiring shares of Cairn India Holdings Limited (CIHL), as part of their internal reorganisation. The Tax Authorities have stated in the notice that a short-term capital gain has accrued to CUHL on transfer of the shares of CIHL to Vedanta Limited, in the financial year 2006–2007, on which tax should have been withheld by the Company. Pursuant to this, various replies were filed with the Tax Authorities. After several hearings, the Income Tax Authority, in March 2015, issued an order holding the Company as ‘assessee in default’ and raised a demand totalling ₹ 204,947 million ($ 2,907 million) (including interest of ₹ 102,473 million ($ 1,454 million)). The Company had filed an appeal before the First Appellate Authority, Commissioner of Income Tax (Appeals) which vide order dated July 03, 2017 confirmed the tax demand against the Company. The Company has challenged the Commissioner of Income Tax’s (Appeals) order before the Income Tax Appellate Tribunal (ITAT).

The Company also filed a writ petition before the Delhi High Court wherein it has raised several points for assailing the aforementioned Income Tax Authority’s order. The matter is pending for adjudication before the Honourable Delhi High Court.

Separately CUHL, on whom the primary liability of tax lies, had received an Order from the ITAT in the financial year 2016-17 holding that the transaction is taxable in view of the clarification made in the Act but also acknowledged that being a retrospective transaction, interest would not be levied. Hence affirming a demand of ₹ 102,473 million ($ 1,454 million) excluding the interest portion that had previously been claimed. The tax department has appealed this order before the Delhi High Court. As a result of the above order from ITAT, the Group considers the risk in respect of the interest portion of claim to be remote. Further, as per the recent recovery notice dated October 12, 2018 received from the Tax Recovery Officer (TRO) appointed for CUHL, tax demand of CUHL of approx. ₹ 49,960 million ($ 709 million) along with interest is outstanding. Further, in the said notice, tax department had also instructed to remit the preference shares redemption amount including dividend payable thereon to the TRO. Accordingly, amount aggregating to ₹ 6,070 million ($ 86 million) has been paid to the TRO on October 26, 2018 thus reducing the liability to ₹ 43,890 million ($ 623 million). Vedanta has also paid interim dividend for Financial Year 2018-19 of ₹ 40 million ($ 1 million) to the TRO. Accordingly, the Group has revised the contingent liability to ₹ 43,850 million and ₹ 43,850 million ($ 621 million) as at March 31, 2019 and September 30, 2019 respectively.

In the event, the case is finally decided against the Company, the demand payable along with interest as per the above mentioned order would be ₹ 204,947 million ($ 2,907 million), of which only ₹ 43,850 million ($ 622 million) million is considered as possible. Separately, but in connection with this litigation, Vedanta Resources Limited has filed a Notice of Claim against the Government of India (‘GOI’) under the UK India Bilateral Investment Treaty (the BIT). The International Arbitration Tribunal passed a favourable order on jurisdiction and Transparency and hearing on merits have been completed in May 2019 and order will be passed in due course. The Government of India has challenged the jurisdiction order and Transparency orders of Arbitration Tribunal before the High Court of Singapore which are listed for hearing on February 06, 2020 and February 24, 2020 respectively.

Ravva Joint Venture arbitration proceedings

ONGC Carry

The Ravva Production Sharing Contract (PSC) obliges the contractor parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to the construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ONGC Carry). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an International Arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favour of the contractor parties (including Vedanta Limited (Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited)) whereas four other issues were decided in favour of Government of India (GOI) in October 2004 (Partial Award). The GOI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia upheld the Partial Award. As the Partial Award did not quantify the sums, therefore, contractor parties approached the same Arbitration Tribunal to pass a Final Award in the subject matter since it had retained the jurisdiction to do so. The Arbitral Tribunal was reconstituted and the Final Award was passed in October 2016 in Vedanta Limited’s favour. GOI’s challenge of the Final Award has been dismissed by the Malaysian High Court and the next appellate court in Malaysia i.e. Malaysian Court of Appeal. GOI then filed an appeal at Federal Court of Malaysia. The matter was heard on February 28, 2019 and the Federal Court dismissed GOI’s leave to appeal. The Company has also filed for the enforcement of the Partial Award and Final Award with Delhi High Court.

Base Development Cost

Ravva joint operations had received a claim from the Ministry of Petroleum and Natural Gas, Government of India (GOI) for the period from 2000-2005 for ₹ 8,922 million ($ 129 million) for an alleged underpayment of profit petroleum (by recovering higher Base Development Costs (“BDC”) against the cap imposed in the PSC) to the Government of India (GOI), out of which, Vedanta Limited’s (Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited) share will be ₹ 2,006 million ($ 29 million) plus interest. Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award allowing claimants (including the Company) to recover the development costs spent to the tune of ₹ 19,226 million ($ 278 million) and disallowed over run of ₹ 1,542 million ($ 22 million) spent in respect of BDC along with 50% legal costs. The High Court of Kuala Lumpur as well as Court of Appeal dismissed GOI’s application of setting aside the part of the Award. GOI challenge to the same before the Federal Court of Malasia was also dismissed by the Federal Court on May 17, 2016. The Company has filed an application for enforcement of award before Delhi High Court.

In connection with the above two matters, the Company has received an order dated October 22, 2018 from the GOI directing oil marketing companies (OMCs) who are the offtakers for Ravva to divert the sale proceeds to Government’s account. GOI alleges that the Ravva Joint Venture has short paid profit petroleum of ₹ 21,716 million ($ 314 million) (the Company share approximately - ₹ 6,425 million ($ 93 million)) on account of the two disputed issues of ONGC Carry and BDC matters. Against an interim application, filed by the Company and other joint venture partner, seeking stay of such action from GOI, before the Delhi High Court, where enforcement petitions for both matters are pending, the Court directed the OMCs to deposit above sums to the Court for both BDC and ONGC Carry matters. However, the Company (and other joint venture partner) has been given the liberty to seek withdrawal of the proportionate amounts (fallen due as of the date of Court order) from the Court upon furnishing a bank guarantee (BG) of commensurate value. The interim application filed by GOI and the ONGC Carry matter has been listed for hearing on 14 January 2020.While the Company does not believe the GOI will be successful in its challenge, if the Arbitral Awards in above matters are reversed and such reversals are binding, the Company would be liable for approximately ₹ 6,562 million ($ 93 million) plus interest as on September 30, 2019 (₹ 6,425 million plus interest as on March 31, 2019).

Proceedings related to the Imposition of Entry Tax

Vedanta Limited and other Group companies i.e. Bharat Aluminium Company Limited (BALCO) and Hindustan Zinc Limited (HZL) challenged the constitutional validity of the local statutes and related notifications in the states of Chhattisgarh, Odisha and Rajasthan pertaining to the levy of entry tax on the entry of goods brought into the respective states from outside.

Post some contradictory orders of High Courts across India adjudicating on similar challenges, the Supreme Court referred the matters to a nine judge bench. Post a detailed hearing, although the bench rejected the compensatory nature of tax as a ground of challenge, it maintained status quo with respect to all other issues which have been left open for adjudication by regular benches hearing the matters.

Following the order of the nine judge bench, the regular bench of the Supreme Court proceeded with hearing the matters. The regular bench remanded the entry tax matters relating to the issue of discrimination against domestic goods bought from other States to the respective High Courts for final determination but retained the issue of jurisdiction for levy on imported goods, for determination by the regular bench of the Supreme Court. Following the order of the Supreme Court, the Group filed writ petitions in respective High Courts.

On October 09, 2017, the Supreme Court has held that states have the jurisdiction to levy entry tax on imported goods. With this Supreme Court judgment, imported goods will rank pari passu with domestic goods for the purpose of levy of Entry tax. Vedanta Limited and its subsidiaries have amended their appeals (writ petitions) in Odisha and Chhattisgarh to include imported goods as well. With respect to Rajasthan, the State Government has filed a counter petition in the Rajasthan High Court, whereby it has admitted that it does not intend to levy the entry tax on imported goods.

The issue pertaining to the levy of entry tax on the movement of goods into a Special Economic Zone (SEZ) remains pending before the Odisha High Court. The Group has challenged the levy of entry tax on any movement of goods into SEZ based on the definition of ‘local area’ under the Odisha Entry Tax Act which is very clear and does not include a SEZ. In addition, the Government of Odisha further through its SEZ Policy 2015 and the operational guidelines for administration of this policy dated August 22, 2016, exempted the entry tax levy on SEZ operations.

The total claims against Vedanta Limited and its subsidiaries are ₹ 13,163 million and ₹ 13,426 million ($ 190 million) net of provisions made as at March 31, 2019 and September 30, 2019 respectively.

BALCO: Challenge against imposition of Energy Development Cess

BALCO challenged the imposition of Energy Development Cess levied on generators and distributors of electrical energy at the rate of 10 paise per unit on the electrical energy sold or supplied before the High Court on the grounds that the Cess is effectively on production and not on consumption or sale since the figures of consumption are not taken into account and the Cess is discriminatory since captive power plants are required to pay at the rate of 10 paise while the State Electricity Board is required to pay at the rate of 5 paise. The High Court of Chhattisgarh by order dated December 15, 2006 declared the provisions imposing ED Cess on CPPs as discriminatory and therefore ultra vires the Constitution. BALCO has sought refund of ED Cess paid till March 2006 amounting to ₹ 345 million ($ 5 million).

The State of Chhattisgarh moved an SLP in the Supreme Court and whilst issuing notice has stayed the refund of the Cess already deposited and the Supreme Court has also directed the State of Chhattisgarh to raise the bills but no coercive action be taken for recovery for the same. Final argument in this matter started before the Supreme Court. In case the Supreme Court overturns the decision of the High Court, BALCO would be liable to pay an additional amount of ₹ 7,501 million and ₹ 7,982 million ($ 113 million) as at March 31, 2019 and September 30, 2019 respectively and the Group may have to bear a charge of ₹ 7,846 million and ₹ 8,306 million ($ 118 million) as at March 31, 2019 and September 30, 2019 respectively.

Miscellaneous disputes- Income tax

The Group is involved in various tax disputes amounting to ₹ 73,898 million and ₹ 116,287 million ($ 1,646 million) as at March 31, 2019 and September 30, 2019 respectively relating to income tax. It also includes similar matters where initial assessment is pending for subsequent periods and where the Group has made claims and assessments are in progress. These mainly relate to the disallowance of tax holiday for 100% Export Oriented Undertaking under section 10B of the Income Tax Act, 1961, disallowance of tax holiday benefit on production of gas under section 80IB of the Income Tax Act, 1961, tax holiday for undertakings located in certain notified areas under section 80IC of the Income Tax Act, 1961, disallowance of tax holiday benefit for power plants under section 80IA of the Income Tax Act, 1961, on account of depreciation disallowances of the Income Tax Act and interest thereon which are pending at various appellate levels. Interest and penalty, if any, would be additional.

The Group believes that these disallowances are not tenable and accordingly no provision is considered necessary.

Miscellaneous other disputes

The Group is subject to various claims and exposures which arise in the ordinary course of conducting and financing its business from the excise, indirect tax authorities and others. These claims and exposures mostly relate to the assessable values of sales and purchases or to incomplete documentation supporting the companies’ returns or other claims.

The approximate value of claims (excluding the items as set out separately above) against the Group companies total ₹ 36,914 million and ₹ 40,656 million ($ 576 million) as at March 31, 2019 and September 30, 2019 respectively.

The Group considers that it can take steps such that the risks can be mitigated and that there will no significant unprovided liabilities arising.

Except as described above, there are no pending litigations which the Group believes could reasonably be expected to have a material adverse effect on the results of operations, cash flows or the financial position of the Group.

The miscellaneous income tax and other contingent liabilities includes Rs 42,231 million ($ 598 million) and Rs 216 million ($ 3 million) respectively considering the impact of IFRIC 23 assessment.

Based on reassessments and developments during the period, the following matter that was reported as contingent liability as at March 31, 2019 is no more considered as contingent liability:

South Africa Carry Cost matter which was disclosed as contingent liability as at March 31, 2019 has been classified as remote at September 30, 2019 basis the acceptance of closure application to exit from South Africa block by Petroleum Agency South Africa (PASA)

Other matters

(a) Share transactions call options -

i. Call option — HZL

Pursuant to the Government of India’s policy of disinvestment, the Company in April 2002 acquired 26% equity interest in Hindustan Zinc Limited (HZL) from the Government of India. Under the terms of the Shareholder’s Agreement (‘SHA’), the Company had two call options to purchase all of the Government of India’s shares in HZL at fair market value. The Group also acquired an additional 20% of the equity capital in HZL through an open offer. The Group exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital, increasing its shareholding to 64.9%. The second call option provides the Company the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option was subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. The Company exercised the second call option on July 21, 2009. The Government of India disputed the validity of the call option and refused to act upon the second call option. Consequently, the Company invoked arbitration which is in the early stages. The next date of hearing is to be notified. The Government of India without prejudice to the position on the Put / Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route. Meanwhile, the Supreme Court has, in January 2016, directed status quo pertaining to disinvestment of Government of India’s residual shareholding in a public interest petition filed which is currently pending and sub-judice.

ii. Call option — BALCO

Pursuant to the Government of India’s policy of divestment, the Company in March 2001 acquired 51% equity interest in BALCO from the Government of India. Under the terms of the SHA, the Company had a call option to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. The Company exercised this option on March 19, 2004. However, the Government of India contested the valuation and validity of the option and contended that the clauses of the SHA violate the erstwhile Companies Act, 1956 by restricting the rights of the Government of India to transfer its shares and that as a result such provisions of the SHA were null and void. In the arbitration filed by the Company, the arbitral tribunal by a majority award rejected the claims of the Company on the ground that the clauses relating to the call option, the right of first refusal, the “tag along” rights and the restriction on the transfer of shares violate the erstwhile Companies Act, 1956 and are not enforceable.

The Company has challenged the validity of the majority award before the Hon’ble High Court at Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court to partially set aside the arbitral award in respect of certain matters involving valuation. The matter is currently scheduled for hearing by the Delhi High Court on March 12, 2020. Meanwhile, the Government of India without prejudice to its position on the Put / Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route.

In view of the lack of resolution on the options, the non-response to the exercise and valuation request from the Government of India, the resultant uncertainty surrounding the potential transaction and the valuation of the consideration payable, the Company considers the strike price of the options to be at the fair value, which is effectively nil, and hence the call options have not been recognised in the financial statements.

(b) Pursuant to Management Committee recommendation and minutes of Empowered Committee of Secretaries (ECS) filed by GoI, Vedanta Limited had considered cost recovery of ₹ 16,176 million in FY 2017-18, being the cost incurred over the initially approved FDP of Pipeline Project. Vedanta Limited’s claim for the resultant profit petroleum of ₹ 2,976 million ($ 43 million), which had been previously paid, has been objected by the GoI. The Group believes that it has a good case on merits to recover the amount and has therefore treated it as a non-current recoverable amount.

16. Related party transactions

Ultimate controlling party

Vedanta Limited is a majority-owned and controlled subsidiary of Vedanta Resources Limited (‘VRL’). Volcan Investments Limited (‘Volcan’) and its wholly owned subsidiary together hold 100 % of the share capital and 100 % of the voting rights of VRL. Volcan is 100 % beneficially owned and controlled by the Anil Agarwal Discretionary Trust (‘Trust’).

List of related parties and relationships

The Group enters into transactions in the normal course of business with its related parties, including its parent Vedanta Resources Limited (VRL), and the companies over which it has significant influence. A summary of significant related party transactions for the six months ended September 30, 2018 and 2019 and closing balances as at March 31, 2019 and September 30, 2019 are noted below.

The significant transactions relate to the normal sale and purchase of goods and loans and investments. All inter-company transactions and balances are eliminated on consolidation.

A)	Entities Controlling the Company (Holding Companies)

•	Volcan Investments Limited (‘Volcan’)

•	Volcan Investments Cyprus Limited

Intermediate Holding Companies

•	Vedanta Resources Limited (‘Vedanta’) (erstwhile Vedanta Resources Plc.)

•	Vedanta Resources Holdings Limited (‘VRHL’)

•	Twin Star Holdings Limited (‘TSHL’)

•	Finsider International Company Limited (‘Finsider’)

•	Westglobe Limited (‘WestGlobe’)

•	Welter Trading Limited (‘Welter’)

•	Richter Holdings Limited (‘Richter’)

•	Vedanta Resources Finance Limited

•	Vedanta Resources Cyprus Limited

Fellow subsidiaries (with whom transactions have taken place)

•	Konkola Copper Mines (‘KCM’)*

•	Sterlite Technologies Limited (‘STL’)

•	Sterlite Power Transmission Limited (‘SPTL’)

•	Sterlite Iron and Steel Company Limited (‘SISCOL’)

•	Sterlite Power Grid Ventures Limited (‘SPGVL’)

*

Ceased to be a related party w.e.f. May 21, 2019. Vedanta Resources Holdings Limited (VRHL) holds 79.42% in Konkola Copper Mines Plc (KCM). A provisional liquidator was appointed to manage KCM’s affairs on 21 May 2019, after ZCCM Investments Holdings Plc (ZCCM-IH), an entity owned by the Government of Zambia and a 20.6% shareholder in KCM, filed a winding up petition against KCM. Since all the significant decision-making powers, including carrying on the business of KCM and control over all the assets of KCM, rests with the provisional liquidator, VRHL believes that the event has caused loss of its control over KCM. Consequently, KCM is not a related party of the Company from that date as per Ind AS 24.

B)	Associates and Joint Ventures (with whom transactions have taken place)

•	RoshSkor Township (Pty) Limited

•	Goa Maritime Private Limited

C)	Other Related Parties (with whom transactions have taken place)

•	Vedanta Medical Research Foundation (‘VMRF’)

•	Vedanta Foundation

•	India Grid Trust

•	Cairn Foundation

•	Sesa Community Development Foundation

•	Runaya Refinery LLP

•	Hindustan Zinc Ltd Employees Contributory Provident Fund Trust

•	Sesa Resources Limited Employees Provident Fund

•	Sesa Mining Corporation Limited Employees Provident Fund

•	Sesa Group Employees Provident Fund

•	Balco Employees Provident Fund Trust

•	HZL Superannuation Trust

•	Sesa Group Executives Superannuation Scheme

•	Sesa Resources Limited and Sesa Mining Corporation Limited Employees Superannuation Fund

•	Sesa Group Employees Gratuity Fund and Sesa Group Executives Gratuity Fund

•	Hindustan Zinc Ltd Employee Group Gratuity Trust

•	Sesa Group Executives Superannuation Scheme

•	Sesa Mining Corporation Limited Employees Gratuity Fund

•	Sesa Resources Limited Employees Gratuity Fund

The below details provide the total amount of transactions that have been entered into with related parties for the relevant period. The significant transactions relate to the normal sale and purchase of goods and loans and investments.

	For the six months ended September 30, 2019
	Entities controlling the company/ Fellow Subsidiaries (₹ in million)		Associates/Joint Ventures (₹ in million)	Others (₹ in million)	Total (₹ in million)	Total (US dollars in million)
Sales	4,215		—	0	4,215	60
Purchases of goods/services	30		—	26	56	1
Interest income / (Finance costs)	225		—	—	225	3
Dividend Income	—		—	76	76	1
Management and brand fee expenses	1,581		—	—	1,581	22
Outsourcing Service Income	15		—	—	15	0
Long-Term Incentive Plan Expenses/ (Recovery)	(4)		—	(1)	(5)	(0)
Guarantee given / (taken) during the period	—		—	77	77	1
Loan given/ (repaid) during the period	0		3	—	3	0
Corporate Social responsibility expenditure/ Donation	—		—	463	463	7
Investment (purchased)/redeemed during the period	44,847	*	—	—	44,847	635

*

In December 2018, as part of its cash management activities, Cairn India Holdings Limited (CIHL), a step-down subsidiary of the Company, entered into a tripartite agreement with Volcan and one of its subsidiaries. Under the agreement, CIHL purchased an economic interest in a structured investment for the equity shares of Anglo American Plc (AA Plc), a company listed on the London Stock Exchange, from Volcan for a total consideration of ₹ 38,124 million (GBP 428 million) (of which ₹ 18,159 million (GBP 200 million) and ₹ 4,354 million (GBP 49 million) was paid upto March 31, 2019 and during the period ended September 30, 2019 respectively) determined based on an independent third-party valuation). The ownership of the underlying shares, and the associated voting interests, remained with Volcan and the investment were to mature in two tranches in April 2020 and October 2020. In addition, CIHL also received a put option from Volcan. During the period ended September 30, 2019, the investments have been redeemed for a total consideration of ₹ 44,847 million (GBP 519 million) ($ 635 million), representing the actual price Volcan realised from selling the shares of AA Plc to an unrelated third-party net of associated transaction costs, out of which ₹ 870 million (GBP 10 million) ($ 12 million) is outstanding.

	As at September 30, 2019
	Entities controlling the company/ Fellow Subsidiaries	Associates/Joint Ventures	Others	Total	Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Trade Receivable	359	—	—	359	5
Other Receivable	3,246	10	—	3,256	46
Loans to	801	46	—	847	12
Trade Payables	278	—	4	282	4
Other Payable	37	—	1,059	1,096	16
Commission and consultancy fees payable to KMP and their relatives	—	—	17	17	0
Guarantees outstanding given / (taken)	1,150	—	430	1,580	22
Investments	2,287	—	1,201	3,488	49

	For the six months ended September 30, 2018
	Entities controlling the company/ Fellow Subsidiaries	Associates/Joint Ventures	Others	Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Sales	6,050	—	—	6,050
Purchases of goods/services	2,324	—	—	2,324
Interest income / (Finance costs)	199	—	—	199
Dividend Income	10	—	—	10
Management and brand fee expenses	1,961	—	—	1,961
Outsourcing Service Income	19	—	—	19
Long-Term Incentive Plan Expenses/ (Recovery)	197	—	—	197
Loan given/ (repaid) during the period	0	11	—	11
Corporate Social responsibility expenditure/ Donation	—	—	986	986

	As at March 31, 2019
	Entities controlling the company/ Fellow Subsidiaries	Associates/Joint Ventures	Others	Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Trade Receivable	104	—	—	104
Other Receivable	6,040	10	—	6,050
Loans to	737	51	0	788
Trade Payables	248	—	—	248
Other Payable	21,596	0	867	22,463
Commission and consultancy fees payable to KMP and their relatives	—	—	—	47
Guarantees outstanding given / (taken)	1,150	—	507	1,657
Investments	49,944	—	1,061	51,005

17. As at September 30, 2019, the Company and its subsidiaries have an outstanding receivable equivalent to Rs. 6,120 million (₹ 87 million) from Konkola Copper Mines Plc (KCM), predominantly regarding monies advanced against future purchase of copper cathode/anode. These are grouped under non-current assets.

A provisional liquidator was appointed to manage KCM’s affairs on May 21, 2019, after ZCCM Investments Holdings Plc (ZCCM-IH), an entity owned by the Government of Zambia and a 20.6% shareholder in KCM, filed a winding up petition against KCM. KCM’s majority shareholder, Vedanta Resources Holdings Limited (VRHL), and its parent company, Vedanta Resources Limited (VRL), are contesting the winding up petition in the Zambian and South African courts and have sought ZCCM-IH to submit itself to arbitration proceedings, for resolution of any disputes. The winding up petition has currently been stayed, pending the decision on VRHL’s application regarding arbitration. Meanwhile, KCM has not been supplying goods to the Company and/or its subsidiaries, which it was supposed to as per the terms of the advance.

The Group, based on its assessment considering the actions taken by VRL and VRHL, believes that it should be able to recover the advance and has continued to treat these balances as recoverable.

18. Subsequent events

(i). Government of India (GOI) vide Office Memorandum (“OM”) dated February 01, 2013 allowed for Exploration in the Mining Lease Area after expiry of Exploration period. Further, MoPNG vide letter dated October 24, 2019 provided certain clarifications on the Office Memorandum in respect of recovery of past exploration, development and production costs incurred on new discoveries and the mechanism for recovery of such costs. The clarification allows recovery of both successful and unsuccessful exploration costs, without impacting the Government share of profit petroleum from existing monetized discoveries. The clarification has added the formula as per which the cash settlement in respect of cost recovery will be done with the government. The Group is still assessing the impact of change in mechanism of cost recovery and would make necessary adjustments in the financial statements for the year ending March 31, 2020.

(ii) Vedanta Limited has been awarded Jamkhani coal mine located in the State of Odisha, India through the auction of coal mines conducted by the Government of India in November 2019. The company need to submit the Bank Guarantee of Rs 4,300 million ($ 61 million) for obtaining the vesting order and pay Rs 540 million ($ 8 million) as consideration.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for fiscal year 2019. Some of the statements in the following discussion are forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth elsewhere in this report and those set forth below.

Overview

We are a globally diversified natural resource company engaged in exploring, extracting and processing of minerals and oil and gas. We produce zinc, lead, silver, oil and gas, copper, aluminium, iron ore, steel, commercial power and glass substrate and have a presence across India, Ireland, Liberia, Namibia, South Africa, Australia, United Arab Emirates, South Korea and Taiwan. We have experienced significant growth through various expansion projects, acquisition of our zinc and aluminium businesses in 2002 and 2001 respectively, through the GoI’s disinvestment programs, the acquisition of the zinc business of Anglo American Plc in Namibia, South Africa and Ireland in fiscal year 2011, acquisition of oil and gas business in 2012, acquisition of 90.0% controlling stake in ESL under the Insolvency and Bankruptcy Code (IBC) 2016, in line with the Resolution Plan approved by NCLT, Kolkata and by successfully growing our acquired businesses. We have further strengthened our presence across commodities through an all share merger with Sesa Goa in August 2013 through the Re-organization Transactions. For more information refer our Annual Report on Form 20-F for the fiscal year ended March 31, 2019 filed with the SEC on July 31, 2019. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations, inexpensive labor and large talent pools.

The following table is derived from our unaudited consolidated financial data and sets forth:

•	the revenue from external customers for each of our business segments as a percentage of our revenue on a consolidated basis;

•	the operating profit for each of our business segments as a percentage of our operating profit on a consolidated basis; and

•

the segment profit, calculated by adjusting operating profit for depreciation and amortization and other exceptional items, as applicable for each of our business segments, as a percentage of our segment profit on a consolidated basis.

	For the Six Months Ended September 30,
	2018	2019
	(in percentages)
Revenue:
Zinc India	22.1	21.6
Zinc International	2.5	4.0
Oil and gas	15.0	14.7
Iron ore	3.1	3.6
Copper	11.6	11.6
Aluminium	34.2	31.2
Power	7.4	7.8
Steel	3.2	4.9
Corporate and others	0.9	0.6

Total	100.0	100.0

Operating Profit:
Zinc India	54.8	79.4
Zinc International	(0.6)	(0.2)
Oil and gas	25.2	40.7
Iron ore	2.5	4.3
Copper	(2.1)	(5.7)
Aluminium	12.4	(17.9)
Power	6.6	14.2
Steel	1.7	2.3
Corporate and others	(0.5)	(17.1)

Total	100.0	100.0

Segment Profit(1):
Zinc India	41.8	46.3
Zinc International	0.8	3.4
Oil and gas	32.6	37.7
Iron ore	2.6	3.3
Copper	(0.7)	(1.7)
Aluminium	13.9	0.6
Power	6.7	9.2
Steel	1.7	2.2
Corporate and others	0.6	(1.1)

Total	100.0	100.0

Note:

(1)

Segment profit is presented as required by IFRS 8 and is calculated by adjusting depreciation, amortization, other exceptional item and impairment from operating profit. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is an indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods.

The following table reconciles operating profit to segment profit for the periods presented:

	For the Six Months Ended September 30,
	2018		2019		2019
	(in million)
Zinc India:
Operating profit/(loss)	₹	41,452	₹	33,661	$477
Plus:
Depreciation and amortization	₹	8,371	₹	11,289	$160

Segment profit	₹	49,823	₹	44,950	$637

Zinc International:
Operating profit/(loss)	₹	(476)	₹	(101)	$(1)
Plus:
Depreciation and amortization	₹	1,482	₹	3,446	$49

Segment profit	₹	1,006	₹	3,345	$48

Oil and gas:
Operating profit/(loss)	₹	19,080	₹	17,264	$244
Plus:
Depreciation and amortization	₹	22,461	₹	19,293	$273
Impairment	₹	(2,611)		—	—

Segment profit	₹	38,930	₹	36,557	$518

Iron ore:
Operating profit/(loss)	₹	1,709	₹	1,823	$26
Plus:
Depreciation and amortization	₹	1,238	₹	1,339	$19

Segment profit	₹	2,947	₹	3,162	$45

Copper:
Operating profit/(loss)	₹	(1,667)	₹	(2,402)	$(34)
Plus:
Depreciation and amortization	₹	757	₹	742	$11

Segment profit	₹	(910)	₹	(1,660)	$(23)

Aluminium:
Operating profit/(loss)	₹	8,241	₹	(7,569)	$(107)
Plus:
Depreciation and amortization	₹	7,231	₹	8,191	$116

Segment profit	₹	15,445	₹	622	$9

Power:
Operating profit/(loss)	₹	5,020	₹	6,020	$85
Plus:
Depreciation and amortization	₹	3,004	₹	2,916	$41

Segment profit	₹	8,024	₹	8,936	$126

Corporate and Others:
Operating profit/(loss)	₹	899	₹	(6,480)	$(89)
Plus:
Depreciation and amortization	₹	1,795	₹	2,329	$33

Segment profit	₹	2,694	₹	1,889	$15

Our Business

Overview

We are a globally diversified natural resources company with low cost operations. Our business is principally located in India. We have operations and projects in India, South Africa, Namibia, UAE, Ireland, Australia, Japan, South Korea, Taiwan and Liberia and have over 20,000 employees worldwide. We are primarily engaged in zinc, oil and gas, iron ore, copper, aluminium, commercial power generation and steel businesses and are also developing and operating port operation, glass businesses and infrastructure assets. We have experienced significant growth in recent years through our various expansion projects for, zinc and aluminium businesses and through acquisition of the zinc international, oil and gas and steel businesses. We believe our experience in operating and expanding our businesses in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We believe we are also well-positioned to take advantage of the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to generate strong demand for metals, oil and gas and power.

We are the leading and only integrated zinc producer with a 79.0% market share by sales volume of the Indian zinc market in fiscal year 2019, according to the India Lead Zinc Development Association (“ILZDA”), and one of the three primary producers of aluminium with a 37.0% primary market share amongst the total domestic sales in India derived from the public market information in fiscal year 2019. Together with our joint operation partners, we account for approximately 25.0% of India’s domestic crude oil production as of March 31, 2019, according to the provisional data published by Petroleum Planning and Analysis Cell of MoPNG. We are one of the two custom copper smelters in India with a 16.0% primary market share by sales volume in fiscal year 2019, according to the International Copper Association (India).

Zinc Business

Our fully-integrated Zinc India business is owned and operated by HZL. In 2019, HZL was the second largest zinc-lead miner and fourth largest zinc-lead smelter based on production volumes and in the lowest cost decile in terms of all zinc mining operations worldwide, according to Wood Mackenzie Production Rankings. We have a 64.9% ownership interest in HZL, with the remainder owned by the GoI (29.5%) and institutional and public shareholders (5.6%). We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyrometallurgical lead-zinc smelter, eight sulphuric acid plants, six captive power plants in northwest India, and processing and refining facilities for zinc, lead and silver at Pantnagar, located in the state of Uttarakhand in northern India. HZL’s mines supply almost all of its concentrate requirements. The silver refinery of HZL has been added to the London Bullion Market Association’s (LBMA) good delivery list for silver with effect from April 16, 2018. HZL is India’s third refiner to be listed on LBMA. LBMA lists those refineries whose gold and silver bars have found, when originally tested, to meet the required standard for acceptability in the London bullion market. HZL is among the top 10 silver producers globally.

Our Zinc International business comprises of:

(i) 100.0% stake in Skorpion, which owns the Skorpion mine and refinery in Namibia and

(ii) 74.0% stake in Black Mountain Mining, which owns the Black Mountain mine and the Gamsberg mine in South Africa.

Oil and Gas Business

Our oil and gas business is primarily owned and operated by Vedanta Limited and its subsidiary Cairn India Holdings Limited. The oil and gas business segment has a diversified asset base with 58 blocks in India. The blocks are primarily located across the Indian basins in Barmer, Krishna-Godavari, Cambay, Assam, Gujarat Kutch and Cauvery,

Vedanta Limited is primarily engaged in the business of exploration, development and production of crude oil, gas and related by-products. Oil and gas business continues to contribute significantly to India’s domestic crude oil production. Vedanta Limited operates approximately 25.0% of India’s domestic crude oil production and, to date, has opened four frontier basins with numerous discoveries.

Iron Ore Business

We are engaged in the exploration, mining and processing of iron ore. In India, we own the rights to reserves consisting of 56.3 million tons of iron ore at an average grade of 49.4%, as of March 31, 2019. In addition, we manufacture pig iron and metallurgical coke, and also operate two waste heat recovery plants of 30 MW each in Goa.

Our mining operations are carried out in the states of Goa and Karnataka, both of which became subject to suspension of mining activities due to alleged environmental and other violations by miners, which has adversely impacted our production of iron ore since August 2011. The suspension was imposed by the state government of Goa and this suspension was upheld by the Supreme Court of India on the mining activities in the state of Goa from September 2012 to April 2014 and a suspension imposed by the state government of Karnataka until April 2013. Although we resumed operations in Karnataka after receiving the stage I forest clearance from the state government of Karnataka and a temporary working permission from the MoEF, the temporary working permission expired on July 31, 2014. Karnataka operations were halted for the period from August 1, 2014 to February 27, 2015. We resumed operations in Karnataka after all statutory clearances were in place from February 28, 2015. Following the Supreme Court of India’s order in April 2014, High Court of Bombay at Goa in August 2014 has pronounced the order to renew mining leases in Goa. The MoEF and the state government have also revoked their suspension orders subject to limits imposed by the Supreme Court, for renewal of the leases and consent to operate from the Government of Goa. In August 2015, our mining operations resumed in our principal mines after completion of necessary statutory formalities and fulfillment of conditions annexed by the Supreme Court and the state government of Goa.

The Supreme Court passed its final order in the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the state of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until new mining leases (not new renewals or other renewals) and new environmental clearances are granted under the MMDR Act. Our mines in the state of Goa were impacted consequent to the judgement of the Supreme Court. We had also acquired the WCL iron ore project in Liberia, which is at the exploration stage, comprising Bomi hills, Bea Mountain and Mano river deposits.

Copper Business

Our copper business is principally one of custom smelters. Our assets include a smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, a refinery and two copper rod plants in Western India, a precious metal refinery that produces gold and silver, a doré anode plant and a copper rod plant at Fujairah in the UAE. We own the Mt. Lyell copper mine in Tasmania, Australia. The operation of Mt Lyell mine was suspended in January 2014, following a mud slide incident. Subsequently, the operations at Mt. Lyell copper mine has been placed under care and maintenance since July 9, 2014 following a rock falling on the ventilation shaft in June 2014.

The Government of Tamil Nadu has issued orders dated May 28, 2018 with a direction to permanently seal the existing copper smelter plant unit at Tuticorin. The Company has filed an appeal before National Green Tribunal, Principal Bench challenging the closure order for sealing of the existing plant. Separately, SIPCOT vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed expansion project, which has been stayed by High court of Madras. Further the TNPCB issued orders on June 7, 2018 directing the withdrawal of the Consent to Establish, which was valid till March 31, 2023. Currently the matter is pending at High court of Madras.

Aluminium Business

Our aluminium business is based out of Chhattisgarh and Odisha. We operate the business in Chhattisgarh through BALCO, in which we have a 51.0% ownership interest, with the remainder owned by the GoI. We have exercised our option to acquire the GoI’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. BALCO’s operations include two bauxite mines, the Chotia coal block ,1710 MW captive power plants, an alumina refinery (operations of which had been suspended since September 2009), a 245,000 tpa aluminium smelter, a 325,000 tpa aluminium smelting and fabrication facilities in Central India. BALCO’s operations benefit from relatively cost-effective access to power, the most significant cost component in aluminium smelting due to the power-intensive nature of the process. This is to a considerable extent due to BALCO being an energy-integrated aluminium producer. Our aluminium operations in Odisha were earlier operated through Vedanta Aluminium Limited, which is now merged with Vedanta Limited pursuant to the Re-organization Transactions. The operations include 2.0 million tpa alumina refinery at Lanjigarh with associated 90 MW coal based captive power plant, 0.5 million tpa aluminium smelter together with an associated 1215 MW and 1800 MW (three units of 600 MW) coal based captive power plants at Jharsuguda. We are currently in the process of ramping up our 1.25 million tpa smelter facilities in Jharsuguda, which will total up our capacity to 1.75 million tpa at Jharsuguda. The unit initially commenced its production on December 1, 2015 with continued ramp up since then, in a phased manner. As of September 30, 2019, 1,008 pots have been capitalized in the 1.25million tpa smelter.

The alumina refinery at Lanjigarh was commissioned in March 2010 and second stream was restarted in April 2016 increasing the alumina refinery’s total capacity to 1.4 million tpa. We also capitalized a debottlenecking project for the alumina refinery in March 2017 increasing the refinery’s total capacity to 2 million tpa.

Power Business

We operate multiple power plants across locations in India. Our power business comprises of a 600 MW thermal power plant in Jharsuguda, Odisha, 300 MW thermal power plant in BALCO, Chhattisgarh, 474 MW thermal power plants in Rajasthan, 106.5 MW thermal power plant in Tamil Nadu and a 1,980 MW thermal power plant in Mansa, Punjab.

We, currently, operate a 600 MW thermal coal-based commercial power facility at Jharsuguda and it has a power purchase agreement with Grid Corporation of Odisha Limited, a nominee of the state government of Odisha (“GRIDCO”).

BALCO used to operate 600 MW of independent power plants. It now just operates a 300 MW unit as an independent power plant. The other 300 MW unit has been converted to a captive power plant, as per order received from Chhattisgarh State Electricity Regulatory Commission (“CSERC”) for conversion of 300 MW capacity from independent power plant (“IPP”) to captive power plant (“CPP”).

In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1980 MW (comprising three units of 660 MW each) coal-based commercial thermal power plant at Talwandi Sabo in the State of Punjab in India. The power plant was set up through Vedanta Limited’s wholly owned subsidiary TSPL. All 3 units have been fully commissioned now.

Our power business also includes 274 MW of wind power plants operated by HZL and 106.5 MW power plant at MALCO situated at Mettur Dam in southern India. The MALCO plant has been put under care and maintenance from May 26, 2017.

Steel Business

We operate the steel business through ESL in which we have 90.0% ownership interest. ESL owns and operates an integrated steel manufacturing facility near Bokaro, Jharkhand and has a current capacity of 1.5 mtpa. It primarily consists of two sinter plant, a vertical coke oven plant, two blast furnaces, an oxygen plant, a lime calcination plant, a steel melting shop, a wire rod mill, a bar mill, a captive power plant and a DI pipe plant. ESL is selling primarily TMT bars, wire rods, DI pipes, pig iron and steel billets in open market and has established its presence in the domestic market.

Our consent to operate the steel plant at Bokaro, which was valid until December 2017, was not renewed by the JSPCB. This was followed by the Ministry of Environment, Forests and Climate Change revoking the environmental clearance. Both the directions have since been stayed by the High Court of Jharkhand until the next date of hearing, which is due on 26 February , 2020.

Factors Affecting Results of Operations

Our results of operations are primarily affected by commodity prices, input commodity inflation and deflation, our cost of production, our production output, government policy in India and exchange rates.

Metal and Oil Prices, Copper TcRc and Power Tariff

Overview

Our results of operations are significantly affected by the commodity prices of natural resources that we produce, which are based on LME / LBMA prices in our zinc and aluminium business, other benchmark prices in our oil, gas, iron ore and steel businesses and by the TcRc of copper in our copper business. The TcRc of copper, the commodity prices of the metals that we produce, and the benchmark price of oil, gas and iron ore can fluctuate significantly as a result of changes in the supply and demand for zinc, lead, silver, oil, gas, iron ore, copper aluminium and steel among others. While natural resources producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual natural resources producers including our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles, have historically influenced, and are expected to continue to influence our financial performance.

During the six months ended September 30, 2019, the commodity prices negatively impacted our revenue and operating profit. During the first half of fiscal year 2020 average prices were down by 13% for Brent, 18% for Aluminium, 8% for copper, 10% for zinc, 13% for lead which were partially offset by higher prices at Iron ore by 69%, silver by 1% compared to the first half of fiscal year 2019.

Zinc and Aluminium

The revenue of our zinc and aluminium businesses fluctuate based on the volume of our sales and the respective LME prices of zinc, lead and aluminium and the LBMA price of silver. Our zinc business is fully integrated and its profitability is dependent upon the difference between the LME price of zinc and lead, LBMA price of silver and our cost of production, which includes the costs of mining and smelting. For the portion of our aluminium business where the bauxite is sourced from BALCO’s own bauxite mines, profitability is dependent upon the LME price of aluminium less our cost of production, which includes the costs of bauxite mining or purchase of bauxite from third parties, transportation costs, refining of bauxite into alumina and smelting of alumina into aluminium. For the portion of our aluminium business where alumina is sourced from third parties, profitability is dependent upon the LME price of aluminium less cost of the sourced alumina and our cost of production.

During the six months ended September 30, 2019, 69% of BALCO’s alumina requirement and 48% of our Odisha Aluminium business’ alumina requirement were imported from third parties, with the rest supplied by our Lanjigarh alumina refinery. The following table sets forth the daily average zinc and Aluminium LME prices for the six months ended September 30, 2018 and 2019:

	For the Six Months Ended September 30,
	2018	2019
	(in US dollars per ton)
Zinc LME	$2,820	$2,549
Lead LME	$2,244	$1,958
Aluminium LME	$2,156	$1,777
Silver LBMA*	$507	$563

*	Silver is denominated in $/kg

Crude oil and natural gas

Movement in the price of crude oil and discount to oil prices based on quality parameters significantly affects result of operations of our oil and gas business and decline in crude oil prices may adversely affect revenues and profits. Historically, international prices for oil have been volatile and have fluctuated widely due to many factors that are beyond our control, including, but not limited to overall economic condition, supply and demand dynamics for crude oil and natural gas, political developments, the ability of petroleum producing nations to set and maintain production levels and prices, the price and availability of other energy sources and weather conditions. Lower oil prices may also reduce the economic viability of planned projects or those in early stages of development.

The following table sets out the average price of Brent, an international benchmark oil blend, according to US Energy Information Administration, for the six months ended September 30, 2018 and 2019:

	For the Six Months Ended September 30,
	2018	2019
	(US dollar per barrel)
European Brent	$74.8	$65.3

Realization discount to Brent

The prices of various crude oil are based upon the price of the key benchmark crude oil such as Dated Brent, West Texas Intermediate, and Dubai/Oman. The crude oil prices move based upon market factors such as demand and supply. The regional producers price their crude oil on a premium or discount over the benchmark crude oil based upon differences in quality and competitiveness of various grades.

For Rajasthan and Cambay blocks, the crude oil is benchmarked to Bonny Light, a West African low sulphur crude oil that is frequently traded in the region, with appropriate adjustments for crude quality. Dated Brent reflects the values of North Sea cargo loading within the next 10-25 days, it incorporates the Brent, Forties, Oseberg and Ekofisk crude oil with the most competitive grade setting the price. European Brent spot prices and dated Brent prices are almost similar.

Ravva crude benchmark has been changed from Tapis and Minas crude grades (South Asian Crudes) to Bonny Light. The crude oil price benchmarks are based on crude oil sales agreements. Movements in the discount range affect our revenue realization and any increase in quality differentials may adversely impact our revenues and profits.

Iron Ore

The revenue of the iron ore business fluctuates based on the volume of sales and the market price of iron ore. The prices for iron ore are significantly dependent on the global and regional imbalances between the demand and supply of iron ore, worldwide steel-making capacity and transportation costs. The profitability of the iron ore business is dependent on its selling price, grade and cost of production which includes cost of extracting, processing iron ore and royalty.

We currently operate a two metallurgical coke plants and a pig iron plant with an installed capacity of 522,000 TPA ,120,0000 TPA and 832000 TPA respectively in Goa and Maharashtra. The second Metcoke plant was acquired in first half of fiscal year 2020, at Sindudhurg, Maharashtra, which became operational on 9th September 2019.

We manufacture pig iron through the blast furnace route. We have a patent for the technology for the manufacture of energy recovery based metallurgical coke.

The following table sets forth the daily average iron ore prices (62% iron) for the six months ended September 30, 2018 and 2019:

	For the Six Months Ended September 30,
	2018	2019
	(US dollar per dmt)
China Imported Iron Ore Fines (62% iron, cost and freight Tianjin Port)	$66.0	$100.8

Copper

The revenue of our copper business fluctuates based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for 100% of our copper concentrate requirements during fiscal year 2019, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. During the current year, as the smelter operations at Tuticorin is shut, the company has procured Anodes and Cathodes with negotiated Rc and premiums. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid and gypsum and precious metals, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized in first haft of fiscal year 2020 and corresponding period of last year

	For the Six Months Ended September 30,
	2018	2019
Copper Rc	$186/t	$49/t
Copper LME	$6,483/t	$5,952/t

Power

Under the Indian Electricity Act, the Central Electricity Regulatory Commission or the CERC determines tariffs for the supply of electricity by a generating company. In case of shortage of electricity supply, the CERC may fix the minimum and maximum tariff for sale or purchase of electricity, pursuant to an agreement entered into between a generating company and licensees, for up to one year. Under the guidelines issued by the Ministry of Power, the determination of the tariff for a particular project depends on the mode of participation in the project (i) through signing a memorandum of understanding, based on tariff principles prescribed by CERC (cost plus basis, comprising capacity charge, energy charge, unscheduled interchange charge and incentive payments) or (ii) competitive bidding, where tariff is market based.

Our tariffs are based on the memorandum of understanding route for contracted quantity. Tariff for supply of power from our Jharsuguda power plant to GRIDCO according to the power purchase agreement is determined on the basis of principles laid down under the tariff regulation notified by the CERC. In the case of our 1980 MW thermal power plant at Talwandi Sabo, the project was set up through a tariff based competitive bidding process and therefore the capacity charges and efficiency have been determined in line with the bidding process and in accordance with guidelines set out in the power purchase agreement with PSPCL. Fuel cost subject to quoted efficiency will be a pass-through. Further, surplus power sold to multiple customers is based on the pricing determined by demand and supply of the power markets.

The average power realization price (excluding TSPL) for the six months ended September 30, 2018 and September 30, 2019 was ₹ 3.51 and ₹ 3.57 per unit respectively. The average power realization price for TSPL for the six months ended September 30, 2018 and September 30, 2019 was ₹ 4.11 per unit and ₹ 4.38 per unit respectively based on the Plant Availability Factor (“PAF”).

Steel

The revenue of our steel business fluctuates based on the volume of our sales and the prices of steel in domestic market. More than 99% of the sales in steel business happened in domestic market (98% in the same corresponding period of fiscal 2019) and its prices are directly affected by the demand and supply of steel in the domestic market. Our major raw material are iron ore bearing raw material (‘IBRM’) and coking coal. IBRM is entirely sourced from domestic market. Coking coal is mostly imported and is generally purchased based on index price or spot prices. Any fluctuation in coking coal and iron ore prices impacts our cost of production. The steel prices are influenced by many factors including demand, supply, raw material cost, capacity utilization and improvement in manufacturing process. The profitability of our steel business is determined based on the sale price less the purchase price of raw material including manufacturing cost.

India Market Premium

Generally, our products in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the GoI, the costs to transport metals to India and regional market conditions. See “Government Policy” in 20F March 31, 2019. As a result, we endeavor to sell large quantities of our products in India.

Hedging

Our usual policy is to sell products at prevailing market prices and not to enter into price hedging arrangements. Hence no such contract to forward sell the any of the commodity has been entered for six months ended September 30, 2019 & September 30, 2018.

Cost of Production

Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, oil and gas extraction, process improvements, by-product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, energy cost, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminium business.

The cost of production of our oil and gas business include expenditures incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (excluding the Rajasthan block) and production payments payable pursuant to the production sharing contracts. Cess forms a major component of the cost of production and any change in the rate of the cess will impact the result of the operations.

The cost of production of copper for our custom smelting and refining operations consists of cost of converting copper concentrate into copper cathodes, but does not include the cost of copper concentrate. We purchase copper concentrate at the LME price for copper metal for the relevant quotational period less a TcRc that we negotiate with our suppliers, but which is influenced by the prevailing market rate for the TcRc. We attempt to make the LME prices a pass through for us as both the copper concentrate purchases and sales of finished copper products are based on LME prices. The profitability of the copper custom smelting and refining business is therefore dependent upon the amount by which the TcRc that we negotiate with our external suppliers exceeds our smelting and refining costs.

Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metallurgical coke, which is used in the zinc smelting process, are currently sourced from a combination of long term and spot contracts.

Our iron ore business meets its most of the power requirement through its two captive power plants of 30 MW each and from the grid run by the electricity department of the government and in the event the requirement of power is not satisfied through the grid, then we use generators.

Our aluminium business, which has high energy consumption due to the power intensive nature of aluminium smelting operation, sources most of its thermal coal requirement through linkage & linkage auctions route from Mahanadi Coalfields Limited and South Eastern Coal Fields Limited, subsidiaries of Coal India Limited. The linkage auctions were held across fiscal years 2017, 2018, 2019 across several tranches. Part of the coal requirements are also met from BALCO’s captive coal block, Chotia, in Chhattisgarh. The total reserves at the Chotia block were 17.5 million tons at the time of auctions. It has an annual production capacity of approximately one million tons. This takes our coal security to 72.0% of our requirements. Rest of the coal requirements are met through open market purchases and imports. Vedanta was the highest bidder for the Jamkhani coal block in Odisha in coal block auctions held in November 2019.

HZL continues to import coal from third party suppliers and balance is sourced through linkage. HZL’s operations source their back-up power from liquid fuel-based captive power plants or from local power companies. The liquid fuel is sourced from third-party suppliers on yearly contracts.

For our zinc and iron ore business and the portions of our aluminium businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production.

In our iron ore businesses, the ore extraction and its processing costs to produce saleable ore is generally a small percentage of overall cost of production.

In our aluminium business, alumina is produced from bauxite ore. The cost of production of alumina is dependent on the cost of bauxite and cost of converting it to alumina. The cost of bauxite makes up for a significant portion of the cost of production, wherein bauxite logistics is also a significant component. Our bauxite sourcing is from several sources including Odisha mining corporation (OMC), captive mines at BALCO and other local and global suppliers.

In iron ore, logistics represents approximately 25 % to 30 % of the total cost of production in the case of exports. In addition, a significant cost of production in our zinc and iron ore business is the royalty that HZL pays on the Zinc & Lead concentrate production, which is a function of the LME prices of zinc and lead and the iron ore miners pays on dispatch of iron ore from mines at the rate declared by the Indian Bureau of Mines. See “Government Policy—Taxes, royalties and cess payments” in 20F March 31, 2019.

In the commercial power generation business, production costs are mainly coal costs and the coal is largely sourced from the domestic market.

We outsource a majority of BALCO’s mining operations; a substantial portion of HZL’s and iron ore’s mining operations, Cairn India’s oil and gas operations and a limited number of functions at our copper, zinc and aluminium smelting operations to third party contractors. The operations and maintenance activities at our power facilities at Jharsuguda, BALCO & TSPL are substantially outsourced to third party contractors.

Other manufacturing expenses include, among other things, additional materials and consumables that are used in the production processes and routine maintenance to sustain ongoing operations. None of these represent a significant portion of our costs of production.

The cost of production as reported for our metal products includes an offset for any amounts we receive upon the sale of the by-products from the refining or smelting processes. We present costs of production for our metal products on the following basis: (i) cost of production before by-product revenue, which represents the direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses); excluding depreciation and finance costs, and (ii) cost of production net of by-product revenues which represents cost of production before by-product revenue offset by any amounts we receive upon sale of by-products from such operations. Offsetting by-product revenues is useful to the management and investors to compare our cost competitiveness with our peers in the industry as it is a common metric used by our peers in the industry. Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the period to calculate US dollar cost of production per lb or per ton of metal as reported.

The following table sets forth our average realized Rc and cost of production for each of our metals, power, oil and gas for the six months ended September 30, 2018 and 2019:

	For the Six Months Ended September 30,
	Unit of Measurement	2018	2019
	(in US dollars per ton, except as indicated)
Refining Charges (Rc)(1)	$	186	49
Cost of production before by-product revenue(2)
Zinc India(3)	$	1,528	1,473
Zinc International(4)	$	2,691	1,761
Oil and Gas(5)	$/boe	28.3	25.4
Iron ore(6)	$	—	—
Steel(7)	$	504	461
Copper smelting and refining(8)	¢/lb	—	—
Aluminium(9)	$	1,978	1,869
Power – Jharsuguda 600 MW plant(10)	₹/unit	5.5	4.9
Cost of production net of by-product revenue(2)
Zinc India(3)	$	1,400	1,408
Zinc International(4)	$	2,393	1,652
Oil and Gas(5)	$/boe	28.3	25.4
Iron ore(6)	$	—	—
Steel(7)	$	504	461
Copper smelting and refining(8)	¢/lb	—	—
Aluminium(9)	$	1,978	1,867
Power – Jharsuguda 600 MW plant(10)	₹/unit	5.5	4.9

Notes:

(1)	Represents our average realized Rc for the period.
(2)

Cost of production per unit is not a recognized measure under IFRS as issued by the IASB. We have included cost of production as it is a key performance indicator used by the management to assess the performance of our operations. We also believe it is a measure used by investors and analysts to evaluate companies in our industry. Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Our computation of cost of production should be considered in addition to, and not as a substitute for other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other metal companies, though our measure may not be comparable to similarly titled measures reported by other companies.

(2)

Cost of production of zinc before by-product revenue decreased from $1,528 per ton for the six months ended September 30, 2018, compared to $1,473 per ton for the six months ended September 30, 2019, the decrease was, primarily on account of lower power cost due to higher linkage coal utilization and lower imported coal prices coupled with lower fuel prices & royalty. This was partially offset by lower grades, higher mine development expenses.

(4)

Cost of production before by-product credit decreased from $2,691 per ton for the six months ended September 30, 2018 to $1,761 per ton for six months ended September 30, 2019, a decrease of 35%. This was mainly driven by higher production at both Skorpion and BMM, efficiencies from lower consumption factors, additional lower cost production from Gamsberg and local currency depreciation offset partly by higher TCRCs.

(5)

Cost of production for oil and gas is $25.4 per net boe for six months ended September 30, 2019 in comparison to $28.3 per net boe for six months ended September 30, 2018. The COP has decreased primarily on account of lower cess expense (being ad-veloram) on account of decreased realizations during the current period.

(6)

Cost of production for iron ore for the period ending September 30, 2019 & September 30, 2018 was not considered due to suspension of mining in Goa pursuant to Hon’ble Supreme Court judgement dated February 7, 2018 directing mining operations of all companies in Goa to stop with effect from March 16, 2018.

(7)

Cost of production after adjusting by-product revenue decreased from $504 per ton in first half of the fiscal year 2018 to $461 per ton in the first half of the fiscal year 2019. The cost reduction was mainly due to increased volume on account of restarting of one of the blast furnaces in Aug 2018, reduced commodity prices and other operational efficiencies.

(8)

Cost of production of copper for period ending September 30, 2019 & September 30, 2018 has not been considered due to halted smelting operations since end of March 2018 pursuant to order by TNPCB. The company has appealed before the NGT, Principal Bench. Hearing the appeal, the NGT has referred the matter to an Independent committee which will go through the reports produced on the issue of environmental compliance.

(9)

Cost of production before adjusting by-product revenue decreased from $1,978 per ton in first half of fiscal year 2019 to $1,869 per ton in the first half of fiscal year 2020. The cost decrease was mainly due to higher improved performance by Lanjigarh refinery and decrease in input commodity prices across imported alumina and carbon prices.

(10)	Power cost at Jharsuguda 600 MW plant has decreased from ₹ 5.5/unit to ₹ 4.9/unit mainly driven by lower power import.

We present below the cost of production for our metal products on the following basis:

(i) cost of production before by-product revenue, which represents the direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses), excluding depreciation and finance costs, and

(ii) cost of production net of by-product revenues which represents cost of production after by-product revenue offset by any amounts we receive upon sale of by-products from such operations. Offsetting by-product revenues is useful to the management and investors to compare our cost competitiveness with our peers in the industry as it is a common metric used by our peers in the industry.

We explain the cost of production for each metal as set forth below:

•

In the case of Zinc India operations, where we have integrated operations from production of zinc ore to zinc metal, cost of production before by-product revenue is the cost of extracting ore and conversion of the ore into zinc metal ingots. Payment of royalty and provision towards contribution to DMF and NMET is included in determining the cost of production. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the by-product sulphuric acid, which is deducted from the cost of production consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal. Our Zinc India segment primarily consists of zinc ingot production and lead is only a co-product of zinc while silver is a by-product arising from lead smelting process. Accordingly, the cost of production presented for Zinc India operations is only for zinc ingot production and the cost of production of lead and silver are not presented.

•

Our Zinc International operations consist of the Skorpion mine and refinery in Namibia, Black Mountain mine in South Africa and the Lisheen mine in Ireland which ceased operations in December 2015. Skorpion produces special high grade zinc ingots. As a result, the cost of production before by-product revenue with respect to the Skorpion mine consists of the total direct cost of mining zinc ore and producing zinc in the refinery through a leaching, refining and electro-winning process. Skorpion mine does not produce any material by-products. Cost of production before by-product revenue of zinc at Black Mountain mine consists of direct mining costs, concentrate costs, TcRc and direct services cost. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from copper consistent with the industry practice. At Black Mountain mine lead is only a co-product of zinc while silver is a by-product of lead. Accordingly, the cost of production presented for Black Mountain mine is only for zinc production and the cost of production of lead and silver are not presented. The Lisheen mine which ceased operations in December 2015, produced zinc and lead concentrate. Therefore, the cost of production before by-product revenue with respect to the Lisheen mine consisted of direct mining costs, mill processing costs, other overhead costs, treatment charges and other direct cash costs. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from lead and silver consistent with the industry practice. Royalties paid are also included in the cost of production. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced or zinc and lead metal-in-concentrate produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal produced or zinc and lead metal-in-concentrate produced.

•

The cost of production in our oil and gas business consists of expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (excluding the Rajasthan block) and production payments payable pursuant to the production sharing contracts as well as operational expenditures such as costs relating to manpower, repairs and maintenance of facilities, power generation and fuel for such facilities, water injection, insurance, and storage, transportation and freight of crude oil and natural gas, among others. The total production cost is divided by the entitlement interest quantity of oil and gas produced to determine the cost of production per barrel of oil equivalent.

•

In the case of iron ore, cost of production relates to the iron ore mining and processing cost. Payment of royalty fees and provision towards contribution to DMF and NMET are included in determining the cost of production at Goa, whereas at Karnataka iron ore business royalties are under the scope of the buyer. The total cost is divided by the total number of tons of iron ore produced to calculate the cost of production per ton of iron ore. Our iron ore segment also includes met coke and pig iron. However, the cost of production presented for iron ore operations does not include met coke and pig iron.

•

In the case of steel, the cost of production after by-product revenue includes the cost of producing hot metal which includes Iron bearing raw material (IBRM) comprises of iron ore fines, lumps, pellets and mill scale, Coking coal comprises of hard coking, semi soft coking coal, high fluidity coal etc., limestone and Dolomite. This Cost also includes conversion cost of hot metal into saleable products such as Wire Road, TMT Bar, DI Pipe, Pig iron and billets. The total cost before by-product revenue and net of by-product revenue is divided by total quantity to determine the cost of production before by-product and net of by-product revenue per ton of steel produced.

•

In the case of copper, cost of production before by-product and free copper revenue relates only to our custom smelting and refining operations (and not for our mining operations) and consists of the cost of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa. Cost of production net of by-product and free copper revenue represents cost of production before by-product and free copper revenue, net of revenue earned from the sale of by-product, sulphuric acid and copper metal recovered in excess of paid copper metal are deducted from the cash costs, in line with the cost reporting practice of custom smelters globally. The total cash costs before by-product and free copper revenue and net of by-product and free copper revenue are divided by the total number of pounds of copper metal produced to calculate the cost of production before by-product and free copper revenue and net of by-product and free copper revenue per pound of copper metal produced.

•

Cost of production of aluminium includes the average cost of production in the BALCO and Odisha aluminium businesses. The cost of production before by-product revenue includes cost of purchased alumina, the cost of producing bauxite and conversion of bauxite/alumina into aluminium metal. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the sale of by-products, such as vanadium, which is consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total quantity of hot metal produced to determine the cost of production before by-product revenue and net of by-product revenue per ton of aluminium hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this report in calculating this measure. This is because, the hot metal production, which excludes the value added cost of casting, is the measure generally used in the aluminium metal industry for calculating measures of cost of production.

•

Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the period to calculate US dollar cost of production per lb or per ton of metal or per barrel of oil equivalent as reported.

•

Cost of production of power for Jharsuguda 600 MW power plant (excluding 274 MW HZL power plant), the TSPL 1,980 MW, IPP 600 MW BALCO power plant and the 106.5 MW MALCO’s power plant includes the cost of coal and other liquid fuels used for generating power and other overhead costs such as operating, maintenance and manpower costs. The total cost is divided by the total net units generated to calculate the cost of production per unit of energy produced.

Production Volume and Mix

Production volume has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our revenue generally fluctuates as a result of changes in our production volumes. Production volumes depend on our production capacities, which have increased in recent years across all our businesses. For our mining operations, production volumes also depend upon the quality and consistency of the ore. Per unit production costs are significantly affected by changes in production volumes in that, higher volumes of production generally reduce the per unit production costs. Therefore, our production volumes are a key factor in determining our overall cost competitiveness. The following table summarizes our production volumes for our primary products for the periods indicated:

		For the Six Months Ended September 30,
Segment	Product	2018	2019
		(‘000 tons except where otherwise stated)
Zinc India	Zinc	334	338
	Lead(1)	91	91
	Silver (tonnes)(1)	310	293
Zinc International
- Skorpion	Zinc	25	41
- BMM	Copper(2)	3	2
	Zinc(2)	12	15
	Lead(2)	16	21
Oil and Gas (on net basis)(3)	Crude Oil (mmbbls)	13.9	13.5
	Natural Gas (bscf)(4)	3.3	7.0
Iron Ore	Saleable Ore Production (million dmt)	2.8	2.4
Steel	Pig Iron	59	73
	Billet	7	41
	TMT	196	217
	Wire rod	208	187
	DI pipe	57	76
Copper	Copper cathode(5)	40	31
	Copper rods	54	43
Aluminium	Ingots(6)	544	529
	Value Added Products(6)(7)	412	417
	Hot Metal	19	14
Power	Power (Million Units)	6,830	6,773

Notes:

(1)	Refers to production excluding captive consumption
(2)	Refers to mined metal content in concentrate.
(3)	While computing EI production, Ravva royalty fees have not been netted off.
(4)	Natural gas production figures are the production volumes of natural gas available for sale, excluding flared and re-injected gas and gas consumed in operations.
(5)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for production of one ton of copper rods.
(6)	Includes production capitalized in first half of fiscal years 2019 and 2020 of 30kt and Nil kt respectively.
(7)	Value added products of Aluminium include production of billets, rods, primary foundry alloys and rolled products.

Periodically, our facilities are shut down for planned and unplanned repairs and maintenance which temporarily reduces our production volume. In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value-added products such as copper rods and aluminium rolled products. For example, copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margins, we endeavor to sell as large a percentage of copper rods as possible. As the production volume of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenue from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating profit and operating margins to fluctuate.

Profit Petroleum

The GoI is the owner of the hydrocarbons wherein it has assigned the responsibility to the joint operation (contractor) to explore, develop and produce the hydrocarbons. Contractor is entitled to recover out of petroleum produced, all the costs incurred according to the production sharing contracts in exploring, developing and producing the hydrocarbons, which is known as “Cost Petroleum”. Excess of revenue (value of hydrocarbons produced) over and above the cost incurred as above, is called “Profit Petroleum”, which is shared between the GoI and contractor parties as per procedure laid down in production sharing contracts.

Profit Petroleum sharing between the GoI and the contractor is determined by PTRR Method (Post Tax Rate of Return) in case of Ravva and CB-OS/2 and on the investment multiple method in case of Rajasthan block as defined in their respective production sharing contracts.

The share of Profit Petroleum, in any year, is calculated for the contract/development area on the basis of the post-tax rate of return/investment multiple actually achieved by the companies at the end of the preceding year for the contract/development area.

The following table summarizes the current government share of Profit Petroleum for various development areas:

Block/Development Area	Government share of profit petroleum as at September 30,
	2017	2018	2019
Ravva	60%	60%	60%*
Cambay – Lakshmi	45%	45%	45%
Cambay – Gauri	55%	55%	55%
Cambay – CB-X	60%	60%	60%
Rajasthan – DA1	40%	40%	40%
Rajasthan – DA2	40%	40%	40%

*	70% w.e.f 28th October 2019.

With the increase in the operations and revenue in each block, the above mentioned percentage is subject to increase, leading to a higher government share of profit petroleum. This will have an adverse impact on our result of operations as it will lead to an increase in our share of profit petroleum expense to be paid to the GoI.

Government Policy

India Customs Duties

We sell our products in India at a premium to the LME price, due in part to the customs duties payable on imported products. Our profitability is affected by the levels of customs duties as we price our products sold in India generally on an import-parity basis. We also pay a premium on certain raw materials that we import or which are sourced locally but which are priced on an import-parity basis as a result of customs duties, with copper concentrate, petroleum products, alumina, carbon and caustic soda being the primary examples. The following table sets forth the customs duties that were applicable for the periods indicated:

	April 01, 2015 to February 29, 2016	March 1, 2016 to Present
Copper	5.0%	5.0%
Copper concentrate	2.5%	2.5%
Zinc	5.0%	5.0%
Lead	5.0%	5.0%
Silver	10.0%	10.0%
Aluminium	5.0%	7.5%
Steel	10%	10.0%

We are also liable to pay an additional duty of customs, countervailing duty or CVD, of 12.5% (for the period from March 18, 2012 to February 28, 2015, the CVD was 12%) of the assessable value and basic custom duty, which is levied on imports in India. In addition, special additional duty is also levied @4% on imports in India.

Further, social welfare surcharge as a duty of customs has been introduced through the Finance Bill 2018 on imported goods at a rate of 10.0% on basic custom duty (rate of social welfare surcharge on silver is 3.0%). However, education cess and secondary education cess that was together levied at a rate of 3.0% on imported goods were abolished.

The GoI may reduce or abolish customs duties on copper and aluminium in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any further reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales. Our profitability is dependent to a small extent on the continuation of import duties and any reduction would have an adverse effect on our results of operations and financial condition.

The import duty at the rate of 2.5% is levied on copper concentrate and rock phosphate. Excise duty at the rate of 2.0% is also imposed on coal in the event cenvat credit is not availed. However, if cenvat credit is availed, then the excise duty rate on coal becomes 6%.

Goods imported for the purposes of “Petroleum operations” are exempt from customs duty under Notification No 12/2012 – Customs dated March 17, 2012, Sr. No. 358 and 359, conditions no 42 and 43 respectively (further amended by Notification No 12/2016 – Customs dated 01-03-2016, sr. no. 357A, condition on 40a). Goods which are imported for purposes other than petroleum operations such as software, IT related goods or any other material required for office purposes are subject to customs duty as per the applicable rates in force ranging between approximately 24% to 27% depending upon the classification of goods as stated in the customs tariff 2016-17.

Export Incentives

The GoI provides a variety of export incentives to Indian companies. Exports of copper, aluminium and zinc from India receive assistance premiums from the GoI. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell large quantities of our products domestically.

In fiscal year 2018 and 2019, exports accounted for 27.0% and 21.0% respectively, of our zinc India business revenue. The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on zinc concentrate, zinc ingots, lead concentrate and Lead Ingot for the periods indicated:

	April 01, 2015 to November 11, 2016 (percentage of F.O.B value of exports)	November 11, 2016 to Present (percentage of F.O.B value of exports)
Zinc concentrate	1.0%	—
Zinc ingots	1.9%	1.5%
Lead concentrate	1.0%	—
Lead Ingot	1.9%	2.4%

In fiscal year 2018 and 2019, exports accounted for 52.3% and 24.3%, respectively, of our copper business revenue. The following table sets forth the export assistance premiums, in the form of Market Linked focus Product Scheme as a percentage of the F.O.B. value of exports, on copper cathode and copper rods for the period indicated:

October 1, 2011 to March 31, 2015 (percentage of F.O.B value of exports)
Copper Cathode	2.0%
Copper rods#	2.0%

#	Applicable for export to Czech Republic only.

Further, with effect from April 1, 2015, the New Merchandise Exports from India Scheme was introduced in place of Market Linked Focus Product Scheme. In the new scheme, no export incentive has been notified for copper products.

In fiscal years 2018 and 2019, exports accounted for 59.7% and 74.5% respectively, of our aluminium business revenue. The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on aluminium ingots, aluminium rods and aluminium rolled products for the periods indicated:

	April 1, 2015 to November 14, 2016	November 15, 2016 to Present
Aluminium ingots	1.90%	1.00%
Aluminium rods	1.90%	1.50%
Aluminium billets	1.90%	1.00%
Aluminium rolled product	0%	1.50%

In the case of sales to specified markets (as defined herein), export assistance premiums for these products would extend to 2% of the F.O.B value of exports made to the countries specified under the Merchandise Export from India Scheme (“MEIS”). The MEIS was implemented under the Foreign Trade Policy of India in 2015-20. The purpose of this scheme is to provide Indian exporters certain incentives such as tax benefits, and thereby enhance India’s export competitiveness in certain specified markets, including, but not limited to Argentina, Austria, Bulgaria, Cambodia, Chile, and New Zealand. The GoI may further reduce export incentives in the future, which would adversely affect our results of operations.

In fiscal year 2015, export assistance premiums on aluminium rolled products were eliminated and duty exemption scheme of duty free import authorization was introduced to enable duty free import of inputs required for export production pursuant to Chapter 4 of the foreign trade policy whereby advance authorization for inputs and exports items was given under the Standard Input Output Norm (“SION”) policy scheme.

In six months period during the fiscal year 2019 exports accounted for 5% of our Steel India business revenue. The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on wire rod and billet for the periods indicated:

September 21, 2013 to Present
Wire Rod	4.0%
Billet	3.5%

India export duties

The GoI levies duty on the export from India of certain products mentioned under the second schedule of the Customs Tariff Act 1975, including iron ore and concentrates, at a specified rate (ad valorem on the Free on Board value of exports). The GoI levied export duty on iron ore fines and lumps @20% on FOB value and further increased to 30% with effect from December 31, 2011 to April 29, 2015. Effective from April 30, 2015, the export duty on iron ore fines with Fe content less than 58.0% is 10.0% and more than 58.0% Fe, duty rate is 30.0% and for iron ore fines it is 30.0%. Effective from March 01, 2016 the export duty on iron ore fines and lumps with Fe content less than 58.0% is nil and more than 58.0% Fe, duty rate is 30.0%.

Taxes, royalties and cess payments

Tax rate applicable for Normal tax provisions – Domestic Company

The effective statutory corporate/income tax payable an Indian company for fiscal year 2017 was 34.70% ( i.e. statutory tax rate of 30% plus applicable surcharge@ 12.0% on the tax and an additional cess of 3.0% on the corporate tax including surcharge). The rate of cess has been increased from 3% to 4% vide Finance Act 2018 effective from 1 April 2018. Hence, applicable effective corporate tax rate for fiscal year 2018 is 34.944%

Government of India vide Taxation Laws (Amendment) Bill, 2019 provided an option to existing domestic companies to pay tax at a concessional rate of 22% plus surcharge of 10% on tax and 4% on tax plus surcharge, this results into effective tax rate of 25.17%

i.

The concessional tax rate is applicable subject to surrender of specified deductions/ incentives by the Company exercising the option. These incentives, among others, include deductions relating to (i) newly established units in Special Economic Zones, (ii) expenditure on scientific research and skill development projects, (iii) investment in new machinery/ plant in notified backward areas, (iv) depreciation of new machinery/ plant, and (v) various other Chapter VI-A provisions).

ii.

A corporate taxpayer is required to exercise its option of being governed under concessional tax regime before due date of filing of tax return. Option once exercised cannot be withdrawn and applicable to all subsequent tax years. This is effective from Fiscal Year 2020.

iii.

Further, the Amendment Bill 2019, provides an option for New Domestic Manufacturing Companies (NDMC) to pay effective tax rate @ 17.16% (i.e. statutory tax rate of 15% plus surcharge @ 10% on the tax and an additional cess of 4 % on the corporate tax including surcharge). This rate is applicable to NDMC provided the new company is set up after 30 September 2019 and commences manufacturing before 31 March 2023. Further, incentives mentioned at point (i) above will also not be available to NDMC. New manufacturing companies should not be formed by: (a) splitting up or reconstruction of an existing business, (b) engaged in any business other than manufacturing or production, and (c) using any plant or machinery previously used in India (except under certain specified conditions).

Tax rate applicable under Minimum Alternate Tax (MAT) regime

iv.

The Amendment Bill 2019, reduced MAT base tax rate from 18.5% to 15% plus applicable surcharge and cess. The effective MAT rate for all Indian Company for fiscal year 2017, 2018 and 2019 would be 21.34%, 21.55%, and 17.47% respectively. Further, companies opting for concessional tax regime (i & ii) would not be required to pay MAT.

Tax rate applicable to Foreign Company under under Normal tax regime and Minimum Alternate Tax (MAT) regime – Business Profit

v.

The effective statutory corporate/income tax payable a Foreign Company having a Permanent Establishment in India is 43.26% for fiscal year 2018 and 43.68% for fiscal year 2019 ( i.e. statutory tax rate of 40% plus applicable surcharge@ 12.0% on the tax and an additional cess of 3.0 / 4.0 % on the corporate tax including surcharge).

vi.	For non-resident foreign companies effective MAT rate reduced from 20.20% to 16.38% of the book profit as prepared under generally accepted accounting principles in India, or Indian GAAP.

MAT Credit (Domestic company & Foreign company)

The excess of amounts paid as MAT over the regular income tax amount during the year is carried forward and set off against normal corporate tax payable in any of the succeeding fifteen years (as amended by finance Act 2017) subject to certain conditions.

Dividend Distribution Tax

vii.

The tax rates imposed on us in respect of dividends paid in prior periods have varied. According to the Finance Act, 2014, dividend distribution tax is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This has resulted in increase in the effective dividend distribution tax to from 16.995% to 20.60%. Further, the finance act 2015 has increased the surcharge from 10.0% to 12.0%, which has resulted in effective tax rate of 20.35% with effect from fiscal year 2016. The Finance Act, 2018 increased the rate of cess from 3.0% to 4.0% which will result in an effective dividend distribution tax rate of 20.6% from April 1, 2018. This tax is payable by the company declaring distributing or paying the dividends. Dividends received from our Indian subsidiaries are also subject to DDT, however, such dividend received from subsidiary is reduced while computing DDT liability in our hands. Further dividend received from our subsidiary is exempt from tax in our hand.

Previously Service tax is applicable at 14% with effect from June 1, 2015 until July 1, 2017. Further, an additional ‘Swachh Bharat Cess” at 0.5% with effect from November 14, 2015 and “Krishi Kalyan Cess” at 0.5% with effect from June 1, 2016 on the value of taxable services were applicable until July 1, 2017. Accordingly, the effective service tax rate until July 1, 2017 was payable at 15%.

We pay service tax as a service provider and service recipient.

As a service provider: we paid service tax as a service provider at a rate of 12.4% to 14.5% under the following categories:

•	Business support services;

•	Oil transfer service;

•	Port service; and

•	Management consultant service.

As a service recipient- we paid service tax as a service recipient under following categories:

•

Foreign service providers: we are responsible to pay service tax directly to tax authorities in case of Foreign Service providers who are not having any permanent establishment in India. In case service providers having a permanent establishment in India, they are responsible to recover the applicable service taxes and pay to tax authorities. We are also paying service tax as recipient of services on the parent company overheads payable to ultimate parent company, Vedanta Resources Plc;

•

Service tax on fees payable to directors of company: we are paying service tax on the fees payable to non-executive/independent directors. The fee includes director sitting fees and/or any commissions payable to the directors;

•

Other services: in the case of services received from any goods transport agency and payments towards any sponsorship, we are responsible to pay service tax directly to tax authorities as per the applicable rates; and

•

Domestic service providers: In the case of certain services received from non-company domestic service providers, liability of payment of service tax has been casted on the recipient of services with effect from July 1, 2012 under Notification No. 30/2012-Service Tax dated June 20, 2012 as per the applicable rates.

We paid an excise duty of 12.5% with effect from March 1, 2015 (for the period from March 17, 2012 to February 28, 2015, the excise duty was 12% and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale up to February 28, 2015). We charged the excise duty and additional charge to our domestic customers. We paid excise duty on metallurgical coke at the rate of 6.0% and on pig iron of 12.5%. HZL paid excise duty on silver at the rate of 8.5% effective from March 1, 2016 (8.0% prior to that) and an additional charge of 3.0% on the excise duty has been eliminated with effect from March 1, 2015. Goods procured for the purposes of “Petroleum Operations” and which are exempt from customs duty are also exempt from excise duty under notification 12 /2012-Central Excise dated March 17, 2012, Sr. No 336 provided conditions as provided have been satisfied, all goods supplied under international competitive bidding and are exempt from customs duty.

Goods and Service Tax: Effective from July 1, 2017, the new tax “Goods and service tax” has been implemented in India. The present indirect tax regime envisages levy of multiple federal and state taxes with respect to the operations undertaken by businesses. The transition from the previous regime to goods and service tax (“GST”) regime is a tax reform, which is aimed at addressing the existing anomalies and strengthening the concept of unified market. GST is a supply driven concept and would therefore apply on supply of goods and services. On the whole, most central and state levies (such as excise duty, service tax, CVD and special additional duty, central sales tax and value added tax have been subsumed into GST. Therefore, the existing taxable events have been replaced by a single taxable event of supply of goods and services under GST. Basic customs duty (“BCD”) and related customs cess continue to be applicable on import of goods.

Taxes under GST apply as follows:

•	Central goods and service tax and state goods and service tax are simultaneously levied on intra-state supply of goods and services.

•	Integrated goods and service tax are levied on imports and inter-state supply of goods and services.

•	In addition, GST compensation cess also applies on certain specified goods and services.

The general rate of GST on our output supplies is 18.0%. However, supply of iron ore attracts GST at the rate of 5.0%, whereas silver attracts GST at 3.0%. Further, GST will be levied on crude oil and natural gas from the date to be notified by GST council and therefore, until the time GST council notifies inclusion of these products in GST, they would continue to attract existing indirect tax levies. Goods imported for the purposes of “petroleum operations” are subject to integrated service tax at 5.0% as per Notification No. 50/2017-Customs, dated June 30, 2017, S.No- 404 condition no-48. BCD continues to be exempt. A similar exemption notification has also been issued to tax inter-state and intra-state supplies of goods for petroleum operations at an effective rate of 5.0%. Procurement of coal attracts GST compensation cess at ₹ 400 per ton in addition to the GST rate of 5.0%. Effective July 1, 2017, CVD and SAD has been subsumed in integrated goods and service tax which is applicable at the rates as mentioned in below table:

Integrated Goods and Service Tax rate from July 1, 2017
Copper	18.0%
Copper concentrate	5.0%
Zinc	18.0%
Lead	18.0%
Silver	3.0%
Aluminium	18.0%
Iron ore	5.0%
Steel	18.0%

We are also subject to government royalties. We pay royalties to the state governments of Chhattisgarh, Rajasthan, Goa and Karnataka in India based on extraction of bauxite, lead-zinc and iron ore. The most significant of these is the royalty that HZL is required to pay to the state government of Rajasthan, where all of HZL’s mines are located at a rate of 10.0% with effect from September 1, 2014 (the rate was 8.4% from August 13, 2009 to August 31, 2014), of the zinc LME price payable on the zinc metal contained in the concentrate produced, 14.5% (the rate was 12.7% from August 13, 2009 to August 31, 2014) of the lead LME price payable on the lead metal contained in the concentrate produced and at a rate of 7.0% of silver LME price chargeable on silver-metal produced. In addition, a further amount of royalty effective from January 12, 2015, for DMF at 30.0% of base royalty and NMET at 2.0% of base royalty, has been notified. The royalties paid by BALCO on the extraction of bauxite are not material to our results of operations. The royalty payable for our iron ore business is at 15.0% of pit mouth value (PMV) declared by the Indian Bureau of Mines.

Royalty is also payable at Cairn to the state government of Rajasthan and Andhra Pradesh for the extraction of crude oil and natural gas. We also pay cess to the GoI. Generally in respect of oil and gas operations, royalty and cess payments are made by the joint operation partners in proportion to their participating interest and are cost recoverable.

For the Rajasthan block, entire royalty payments are made by ONGC at the rate of 20.0% of well-head value for crude oil and 10.0% of well-head value for natural gas and are cost recoverable. Until February 2016, cess is paid at the rate of ₹ 4,500 per mt for crude oil; pursuant to amendments in the Finance Act 2016, cess is paid at the rate of 20.0% ad-valorem from March 2016 onwards. National Calamity Contingent Duty (NCCD) is paid at the rate of ₹ 50 per mt. Sales tax payments are made at the rate of 2.0% (central sales tax) on sale of both crude oil and at the rate of 2.0% (central sales tax) and 5.5% (value added tax) on natural gas.

For the Ravva block, royalty is ₹ 481 per mt and cess is fixed at ₹ 900 per mt on crude oil. Royalty on natural gas is 10.0% of well-head value of gas. Sales tax payments stand at 2.0% (central sales tax) or 5.0% (value added tax) on crude oil and 14.5% on natural gas.

For the Cambay block, the entire royalty and cess payments are made by ONGC and are not cost recoverable. We only participate in the payment of NCCD at the rate of ₹ 50 per mt. Sales tax payments (central sales tax) are made at a rate of 2.0% on crude oil and 15.0% (value added tax) on natural gas.

Our royalties in Zinc International business are as follows:

•	3.0% of sale value of the products for Skorpion;

•

7.0% of turnover for BMM. The royalty rate applied on the turnover is 0.5% if the adjusted earnings before interest and tax (“adjusted EBIT”) is negative, and in the event the adjusted EBIT is positive, the royalty rate applied on the turnover is 0.5% plus the rate computed at 100/9 times the adjusted EBIT upon turnover. In any event, the maximum royalty rate is capped at 7.0%; and•    3.5% of turnover for Lisheen. The turnover is identified as gross revenue less smelter deductions, treatment charges, freight and marine insurance charges on a semi-annual basis.

Tax Incentives

Certain businesses of the Group within India are eligible for specified tax incentives. Most of such tax exemptions are relevant for the companies operating in India. These are briefly described as under:

The location based exemption

In order to boost industrial and economic development in undeveloped regions, provided certain conditions are met, profits of newly established undertakings located in certain areas in India may benefit from a tax holiday. Such a tax holiday works to exempt 100.0% of the profits for the first five years from the commencement of the tax holiday, and 30.0% of profits for the subsequent five years. This deduction is available only for units established up to March 31, 2012. However, such undertaking would continue to be subject to the MAT. The Group has such types of undertakings at Haridwar and Pantnagar, which are part of HZL. In the current year, Haridwar and Pantnagar units are eligible for deduction at 30.0% of taxable profits.

Sectoral Benefit – Power Plants and Port Operations

To encourage the establishment of infrastructure certain power plants and ports have been offered tax holiday up to 100 % of profits and gains for any ten consecutive years within a block of fifteen year period from the year of commencement of operations, this is subject to certain conditions. The Group currently has total operational capacity of 8.5 GW of thermal based power generation facilities and wind power capacity of 274 MW and port facilities. However, such undertakings would continue to be subject to MAT provisions. The Group has power plants which benefit from such deductions, at various locations of HZL (where such benefits has been drawn), Talwandi Sabo Power Limited, Vedanta Limited and Bharat Aluminium Company Limited (where no benefit has been drawn) and port facilities at Vizag General Cargo Berth Limited (where no benefit has been drawn).

Sectoral benefit – Oil and gas

Provided certain conditions are met, profits of newly constructed industrial undertakings engaged in the oil and gas sector may benefit from a deduction of 100% of the profits of the undertaking for a period of seven consecutive years. This deduction is only available to blocks licensed under NELP prior to March 31, 2011 and NELP VIII for production of natural gas. In order to be eligible for this deduction, commercial production should have been started prior to 31 March 2017. Such businesses would continue to be subject to the MAT provisions. In the Group, Cairn India Limited (now merged with Vedanta Limited) and Cairn Energy Hydrocarbons Limited benefited from such deductions till March 31, 2016.

Special Economic Zone – SEZ

Provided certain conditions are met, profits of newly established undertakings located in SEZ may benefit from a tax exemption. Such a tax exemptions works to 100.0% Income Tax exemption on export income for SEZ units under Section 10AA of the Income Tax Act for first 5 years, 50.0% for next 5 years thereafter and 50.0% of the ploughed back export profit for next 5 years.

Investment Allowance under Section 32 AC of the Income Tax Act

Incentive for acquisition and installation of new high value plant or machinery to manufacturing companies by providing an additional deduction of 15.0% of the actual cost of plant or machinery acquired and installed during the year. The actual cost of the new plant or machinery should exceed ₹ 250 million to be eligible for this deduction. The deduction under section 32AC was available till March 31, 2017.

In addition, the subsidiaries incorporated in Mauritius are eligible for tax credit to the extent of 80.0% of the applicable tax rate on foreign source income.

Exchange Rates

We sell commodities that are typically priced by reference to US dollar prices. However, a majority of our direct costs in our zinc, iron ore, aluminium and power businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian dollars, South African Rand and Namibian dollar. Also, all costs with respect to imported material for all our businesses are generally incurred in US dollars. As a result, an increase in the value of the US dollar compared to the Indian Rupee, and to a lesser extent the Australian dollar, South African Rand and Namibian dollar, is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina and other imported materials for our businesses. A decrease in the value of the US dollar relative to the Indian Rupee, Australian dollar, and South African Rand and Namibian dollar has the opposite effect on our results of operations.

The following table sets forth the average value of the Indian Rupee against the US dollar, Namibian dollar against the US dollar and the South African Rand against the US dollar for the periods indicated:

	For the Six Months Ended September 30,
	2018		2019
	(per US Dollar)
Indian Rupees	₹	68.51	₹	69.97
Namibia Dollars	NAD	13.36	NAD	14.53
South African Rand	ZAR	13.36	ZAR	14.53

Source: Reserve Bank of India, oanda.com

The average exchange rate of the Indian Rupee against the US dollar was ₹ 68.51 per US dollar during the six months ended September 30, 2018 and ₹ 69.97 per US dollar during the six months ended September 30, 2019, depreciation of 2.1%.

Results of Operations

Overview

Consolidated Statement of Income

The following table is derived from our unaudited condensed consolidated financial data and sets forth our operating results as a percentage of revenue for the six months ended September 30, 2018 and 2019:

	For the Six Months Ended September 30,
	2018	2019
	(in percentages)
Consolidated Statement of Income:
Revenue	100.0	100.0
Cost of sales	(79.0)	(85.2)
Gross profit	21.0	14.8
Other operating income	1.2	1.1
Distribution cost	(2.0)	(2.1)
Administration expenses	(4.2)	(4.0)
Operating profit	16.1	9.8
Investment income	1.7	3.4
Finance costs	(6.9)	(6.9)
Profit before taxes	10.9	6.3
Tax expense	(7.3)	2.3
Profit for the period	3.6	8.6
Profit attributable to:
Equity holders of the parent	0.9	5.9
Non-controlling interest	2.7	2.7

Comparison of the six months ended September 30, 2019 and September 30, 2018

Revenue, Other Operating Income and Operating Profit

Consolidated

Revenue decreased from ₹ 443,754 million during the six months ended September 30, 2018 to ₹ 429,059 million ($6,074 million) during the six months ended September 30, 2019, decrease of ₹ 14,695 million, or 3.3%. The decrease was primarily on account of lower commodity prices partially offset by rupee depreciation and additional volumes from commencement of Gamsberg, higher sales at Iron Ore Karnataka, addition of volume from ESL.

Other operating income decreased from ₹ 5,501 million during the six months ended September 30, 2018 to ₹ 4,742 million ($67 million) during the six months ended September 30, 2019, a decrease of ₹ 759 million or 13.80%. The decrease was primarily on account of insurance claim received at AvanStrate Inc ₹ 580 million & reversal of provision of royalty on closing stock at Goa of ₹ 430 million during comparative period in Fiscal Year 2019.

Operating profit decreased from ₹ 71,332 million during the six months ended September 30, 2018 to ₹ 42,053 million ($595million) during the six months ended September 30, 2019, decrease of ₹ 29,279 million, or 44.4%. The decrease was largely due to lower commodity prices across the businesses & higher depreciation charge partly offset by higher volumes at Gamsberg, Iron ore Karnataka & Steel business and rupee depreciation. Operating profit margin decreased from 16.1% during the six months ended September 30, 2018 to 9.8% during the six months ended September 30, 2019.

Factors contributing to the decrease in the operating profit were as follows:

•

Cost of sales increased from ₹ 350,559 million during the six months ended September 30, 2018 to ₹ 365,623 million ($5,176 million) during the six months ended September 30, 2019, an increase of ₹ 15,064 million, or 4.3%. Cost of sales increased primarily due to impairment of fixed assets at AvanStrate Inc, higher inventory consumption at zinc, iron ore and oil & gas business. The cost of sales as a percentage of revenue increased from 79%, during the six months ended September 30, 2018 to 85.2% during the six months ended September 30, 2019.

•

Distribution costs increased from ₹ 8,665 million during the six months ended September 30, 2017 to ₹ 9,149 million ($130 million) during the six months ended September 30, 2018, an increase of ₹ 484 million or 5.59%, primarily due to the higher start of operations at gamsberg.

•

Administration expenses decreased from ₹ 18,699 million in the six months September 30, 2018 to ₹ 16,976 million ($240 million) during the six months ended September 30, 2019, a decrease of ₹ 1,723 million, or 9.2%. Decrease is mainly due to lower contribution to Cancer Research Hospital at BALCO, admin expenses cost at HZL. As a percentage of revenue, administration expenses decreased from 4.2% for the six months ended September 30, 2018 to 4.0% during the six months ended September 30, 2019.

Zinc India

Revenue from external customers in the Zinc India segment decreased from ₹ 98,355 million during the six months ended September 30, 2018 to ₹ 92,660 million ($1,312 million) during the six months ended September 30, 2019, decrease of ₹ 5,695 million, or 5.8%. The decrease was primarily on account of lower Zinc & Lead LME partially offset by rupee depreciation, higher premium realization & marginally higher volumes.

Specifically:

•

the daily average zinc cash settlement price on the LME decreased from $2,820 per ton during the six months ended September 30, 2018 to $2,549 per ton during the six months ended September 30, 2019, an increase of 9.6%.

•

zinc ingot production increased from 334 kt during the six months ended September 30, 2018 to 338 kt during the six months ended September 30, 2019, an increase of 1.2%. This increase was mainly due to higher production from underground mines. Zinc ingot sales increased from 332 kt during the six months ended September 30, 2018 to 335 kt during the six months ended September 30, 2019, an increase of 1.5%, in line with production.

•

zinc ingot sales in the domestic market increased from 241kt during the six months ended September 30, 2018 to 245kt during the six months ended September 30, 2019, an increase of 1.8%. The export sales also increased marginally from 89kt during the six months ended September 30, 2018 to 90kt during the six months ended September 30, 2019, an increase of 0.6%. Our domestic sales as a percentage of total sales is almost flat y-o-y, 73.0% during the six months ended September 30, 2018 to 73.2% during the six months ended September 30, 2019.

•

the daily average lead cash settlement price on the LME decreased from $2,244 per ton during the six months ended September 30, 2018 to $1,958 per ton during the six months ended September 30, 2019, a decrease of 12.7%.

•

Lead ingot production is flat year on year from 91kt during the six months ended September 30, 2018 to 91kt during the six months ended September 30, 2019, flat due to planned shutdown of lead smelter at dariba. Lead ingots sales are also flat in line with production from 91kt during the six months ended September 30, 2018 to 91kt during the six months ended September 30, 2019, an increase of 0.1%.

•

Silver ingot production decreased from 310 tons during the six months ended September 30, 2018 compared to 293 tons during the six months ended September 30, 2019, a decrease of 5%, this was in line with lower lead production and lower silver grades from SK mines. The daily average silver London Bullion Metal Association (“LBMA’) price marginally increased from $556 per kg to $563 per kg, an increase of 1.3% during the six months ended September 30, 2019 as compared to the six months ended September 30, 2018. Sale of silver ingots a decrease from 302 tons during the six months ended September 30, 2018 to 289 tons during the six months ended September 30, 2019, a marginal decrease of 0.4%.

Operating profit in the Zinc India segment decreased from ₹ 41,452 million during the six months ended September 30, 2018 to ₹ 33,661 million ($477 million) during the six months ended September 30, 2019, a decrease of ₹ 7,791 million, or 18.8%. The decrease was primarily on account of lower revenue partially offset by rupee depreciation, and capitalization of exploration cost. As a result, operating margin decreased from 42.1% during the six months ended September 30, 2018 to 36.3% during the six months ended September 30, 2019.

Zinc International

Revenue to external customers in the Zinc International segment increased from ₹ 11,136 million during the six months ended September 30, 2018 to ₹ 17,145 million ($243 million) during the six months ended September 30, 2019, an increase of ₹ 6,009 million or 54.0% primarily due to higher volume partly offset by lower higher zinc prices. Specifically:

•

production of refined zinc metal at Skorpion increased from 25kt during the six months ended September 30, 2018 to 41kt during the six months ended September 30, 2019, an increase of 16kt or 63.1% this was mainly due to 45 days planned shutdown during the first quarter of the fiscal year 2019.

•

production of zinc metal in concentrate (“MIC”) from the BMM mines increased from 12kt during the six months ended September 30, 2018 to 15kt during the six months ended September 30, 2019, an increase of 2kt or 18.6%. Production of lead MIC also increased from 16kt to 21kt, an increase of 4kt or 26.6%.

•

production of Zinc metal in concentrate (“MIC”) from Gamsberg stood at 47Kt. Gamsberg operation was commissioned during the middle of fiscal year 2019 with trial production starting in November 2018, followed by the first shipment of concentrate in December 2018.

•

the daily average zinc cash settlement price on the LME decreased from $2,820 per ton during the six months ended September 30, 2018 to $2,549 per ton during the six months ended September 30, 2019, an increase of 9.6%.

•

the daily average lead cash settlement price on the LME decreased from $2,244 per ton during the six months ended September 30, 2018 to $1,958 per ton during the six months ended September 30, 2019, a decrease of 12.7%.

Profitability in the Zinc International segment increased from an operating loss of ₹ 476 million during the six months ended September 30, 2018 to operating loss of ₹ 101 million ($1 million) during the six months ended September 30, 2019, an increase of ₹ 375 million or 78.8%. The increase is mainly driven by higher volume at Skorpion, additional volume from commencement of Gamsberg operations during six months ended September 2019 offset by lower Zinc & Lead LME.

Oil and Gas

Revenue from external customers in the oil and gas segment decreased from ₹ 66,985 million during the six months ended September 30, 2018 to ₹ 63,269 million ($896 million) during the six months ended September 30, 2019, a decrease of ₹ 3,716 million, or 5.5%, primarily due to decrease in oil price realization coupled with lower volumes. Specifically:

•

Gross oil and gas production decreased from 34.8 mmboe during the six months ended September 30, 2018 to 32.8 mmboe during the six months ended September 30, 2019, a decrease of 6%. Working interest oil and gas production decreased from 22.3 mmboe during the six months ended September 30, 2018 to 21 mmboe during the six months ended September 30, 2019, a decrease of 6%.

•	Entitlement interest sales decreased from 14.4 mmboe during the six months ended September 30, 2018 to 13.7 mmboe during the six months ended September 30, 2019.

•

The daily average oil and gas cash settlement price on the European Brent decreased from $74.8 per boe during the six months ended September 30, 2018 to $65.3 per boe during the six months ended September 30, 2019, a decrease of 14.5%.

Operating profit in the oil and gas segment decreased from ₹ 19,080 million during the six months ended September 30, 2018 to ₹ 17,265 million ($244 million) during the six months ended September 30, 2019, a decrease of ₹ 1,815 million, or 9.5%. The decrease in operating profit for the period was mainly due to lower oil prices realisation coupled with lower volumes for six month ended September 30, 2019.

Iron Ore

Revenue from external customers increased from ₹ 13,973 million during the six months ended September 30, 2018 to ₹ 15,521 million ($220 million) during the six months ended September 30, 2019, an increase of ₹ 1,548 million, or 11.1%. The increase was mainly due to higher sales volume at Karnataka partially offset by lower realization. Specifically:

•

iron ore production decreased from 2.8 million tons during the six months ended September 30, 2018 to 2.4 million tons during the six months ended September 30, 2019. Iron ore production decreased by 0.4 million tons or by 14%. At Goa, there was no operations pursuant to suspension of mining in Goa. The Supreme Court through its judgement dated February 7, 2018 have directed all companies in Goa to stop mining operations with effect from March 16, 2018. At iron ore Karnataka, production was lower by 6%.

•

The production of pig iron was higher by 4% from 339kt in six months ended September 30, 2018 to 354kt in six months ended September 30, 2019. Metallurgical coke production decreased from 237kt to 218kt or by 8.2%.

Operating profit of decreased marginally from ₹ 1,709 million during the six months ended September 30, 2018 to ₹ 1,822 million ($26 million) during the six months ended September 30, 2019, a decrease in the profit by ₹ 113 million or 7%. The decrease in profit was on account of lower price realizations at Karnataka & pig iron partially offset by increase in volumes at Iron ore at Karnataka.

Steel

Revenue from external customers increased from ₹ 14,171 million during the six months ended September 30, 2018 to ₹ 20,898 million ($296 million) during the six months ended September 30, 2019, an increase of ₹ 6,727 million, or 47.5%. The increase was mainly due to higher volumes partially offset by lower steel prices.

Specifically:

•

Pig iron production increased from 59kt during the six months ended September 30, 2018 to 73kt during the six months ended September 30, 2019, an increase of 14kt or 23.6%. The sale of Pig iron increased from 55kt during the six months ended September 30, 2018 to 71kt during the six months ended September 30, 2019, an increase of 16kt or 29.5%. The increase in sale was in line of production.

•

Billet production increased from 7kt during the six months ended September 30, 2018 to 41kt during the six months ended September 30, 2019 an increase of 34kt or 488.2%. The sale of billet increased from 13kt during the six months ended September 30, 2018 to 17kt during the six months ended September 30, 2019, an increase of 4kt or 31.6%. The increase in sale was in line of production.

•

The production of TMT increased from 196kt during the six months ended September 30, 2018 to 217kt during the six months ended September 30, 2019, an increase of 21kt or 10.6%. The sale of TMT increased from 188kt during the six months ended September 30, 2018 to 209kt during the six months ended September 30, 2019, an increase of 21kt or 11.1%. The increase was in line of increased production and continued focus on value added products.

•

The production of Wire rod decreased from 208kt during the six months ended September 30, 2018 to 187kt during the six months ended September 30, 2019, a decrease of 21kt or 10.3%. The sale of wire rod decreased marginally from 197kt during the six months ended September 30, 2018 to 193kt during the six months ended September 30, 2019, a decrease of 4kt or 1.9%. The decrease was primarily driven by sluggish market demand.

•

The production of DI pipe marginally increased from 57kt during the six months ended September 30, 2018 to 76kt during the six months ended September 30, 2019, an increase of 19kt or 32.9%. The sale of DI pipe increased from 48kt during the six months ended September 30, 2018 to 65kt during the six months ended September 30, 2019, an increase of 17kt or 35.0%. The increase was in line of increased production and continued focus on value added products.

Operating profit in the steel segment decreased from ₹ 1,268 million during the six months ended September 30, 2018 to ₹ 956 million during six months ended September 30, 2019, a decrease of ₹ 312 million or 24.6%. This was driven by lower demand and steep fall in net realization partially offset by increase in volumes.

Copper

Revenue from external customers in the copper segment decreased from ₹ 51,726 million for the six months ended September 30, 2018 to ₹ 49,618 million ($702 million) for the six months ended September 30, 2019, a decrease of ₹ 2,108 million, or 4.1%. The decrease was primarily due to lower volumes at Silvassa.

Specifically:

•

copper cathode production decreased from 40kt during the six months ended September 30, 2018 to 31kt during the six months ended September 30, 2019, a decrease of 9kt, or 20.5%. Copper cathode sales was decreased from 1.7kt during the six months ended September 30, 2018 to 0.7kt during the six months ended September 30, 2019 due to smelting operations at Tuticorin halted since end of March 2018 pursuant to order by Tamil Nadu Pollution control Board (TNPCB). The company has appealed before the NGT, Principal Bench. Hearing the appeal, the NGT has referred the matter to an Independent committee which will go through the reports produced on the issue of environmental compliance.

•

production of copper rods decreased from 54kt during the six months ended September 30, 2018 to 43kt during the six months ended September 30, 2019, a decrease of 11kt, or 20.9%. Copper rod sales decreased from 51kt during the six months ended September 30, 2018 to 43kt during the six months ended September 30, 2019, a decrease of 8kt, or 14.8%. The decrease in sales was in line of production.

•

sales of copper in the Indian market decreased from 51kt during the six months ended September 30, 2018 to 44kt during the six months ended September 30, 2019, a decrease of 7kt, or 13.1%, and our exports also decreased from 4kt during the six months ended September 30, 2018 to Nil during the six months ended September 30, 2019, a decrease of 4kt, or 100.0%.

•

The daily average copper cash settlement price on the LME increased from $6,483 per ton during the six months ended September 30, 2018 to $5,952 per ton during the six months ended September 30, 2019, an increase of 8.2%.

Operating loss in the copper segment increased from ₹ 1,600 million during the six months ended September 30, 2018 to operating loss of ₹ 2,402 million ($34 million) during the six months ended September 30, 2019, an increase of ₹ 802 million operating loss, or 50.1%. The increase in operating loss was primarily due to higher CSR spend at the Tuticorin plant.

Aluminium

Revenue from external customers in the aluminium segment decreased from ₹ 150,674 million during the six months ended September 30, 2018 to ₹ 134,040 million ($1,898 million) during the six months ended September 30, 2019, a decrease of ₹ 16,634 million, or 11.0%, primarily driven by lower aluminum prices, partially offset by marginally higher volume. Specifically:

•	aluminium production decreased from 976kt during the six months ended September 30, 2018 to 947kt during the six months ended September 30, 2019, a decrease of 29kt, or 3.0%.

•

aluminium sales increased from 954kt during the six months ended September 30, 2018 to 962kt during the six months ended September 30, 2019, an increase of 8kt, or 0.8%. Sales of aluminium ingots was flat from 570kt during the six months ended September 30, 2018 to 570kt during the six months ended September 30, 2019. Rolled product sales increased from 12kt during the six months ended September 30, 2018 to 13kt during the six months ended September 30, 2019, an increase of 1kt, or 8.1%. Wire rod sales decreased from 171kt during the six months ended September 30, 2018 to 162kt during the six months ended September 30, 2019, a decrease of 9kt, or 5.5%.

•

aluminum sales in the domestic market increased from 292kt during the six months ended September 30, 2018 to 323kt during the six months ended September 30, 2019, a decrease of 30kt, or 10.4%. Our Aluminium exports increased from 640kt during the six months ended September 30, 2018 to 663kt during the six months ended September 30, 2019, an increase of 7kt or 1.0%. Our domestic sales as a percentage of total sales increased from 31.5% during the six months ended September 30, 2018 to 33.5% during the six months ended September 30, 2019.

•

the daily average aluminium cash settlement price on the LME increased from $2,156 per ton during the six months ended September 30, 2018 to $1,777 per ton during the six months ended September 30, 2019, a decrease of 17.6%.

•	the benchmark Japanese premium decreased by $10 per ton during the six months ended September 30, 2019 to $93 per ton from $103 per ton during the six months ended September 30, 2018.

Operating profit in the aluminium segment decreased from ₹ 9,360 million during the six months ended September 30, 2018 to operating loss of ₹ 7,569 million ($107 million) during the six months ended September 30, 2019, a decrease of ₹ 16,929 million or 180.9%. This decrease was primarily due to lower aluminium prices partially offset by lower cost of production driven by lower input commodity prices.

Power

Revenue from external customers in the power segment increased from ₹ 32,802 million during the six months ended September 30, 2018 to ₹ 33,491 million ($474 million) during the six months ended September 30, 2019, an increase of ₹ 689 million or 2.1%, on account of higher power sale at TSPL and better realizations. Specifically:

•

Power sold decreased from 6,830 million units (“MU”) during the six months ended September 30, 2018 to 6,776 MU during the six months ended September 30, 2019. The Jharsuguda 600MW power plant operated at a Plant Load Factor (“PLF”) of 3% in the six months ended September 30, 2019 (PLF 0% in the six months ended September 30, 2018). At the Talwandi Sabo power plant, Power sales were higher to 5,312 MU during the six months ended September 30, 2019 in comparison to 5,081 MU during the six months ended September 30, 2018.The Power Purchase Agreement with the Punjab State compensates Vedanta based on the availability of the plant. The 300 MW BALCO IPP unit operated at higher PLF of 72% during the six months ended September 30, 2018 (51% during the six months ended September 30, 2018). We have received an order dated January 1, 2019 from CSERC for the conversion of one of the 300MW capacity of the two 300MW from an Independent power plant (IPP) to a Captive power plant (CPP). The MALCO power plant is under care and maintenance since 26th May 2017 due to lower offtake from Telangana State Electricity Board (TSEB).

•

The average power realization price (excluding TSPL) for the six months ended September 30, 2018 and September 30, 2019 was ₹ 3.51 and ₹ 3.57 per unit respectively due to the weaker power market. The average power realization price for TSPL for the six months ended September 30, 2019 was ₹ 4.38 per unit based on the PAF.

•

The average power generation cost (excluding TSPL) for the six months ended September 30, 2018 and September 30, 2019 was ₹ 2.75 and ₹ 2.44 per unit respectively. The average power generation cost for TSPL for the six months ended September 30, 2018 and September 30, 2019 was ₹ 2.89 and ₹ 3.35 per unit based on the PAF.

Operating profit in the power segment increased from ₹ 5,020 million during the six months ended September 30, 2018 to ₹ 6,020 million ($85 million) during the six months ended September 30, 2019, an increase of ₹ 2,658 million or 19.8%. The increase was primarily due to higher power sales at TSPL coupled with better realizations partly offset by higher cost of generation at TSPL & lower volumes at BALCO.

Investment Revenue

Investment revenue increased from ₹ 7,361 million during the six months ended September 30, 2018 to ₹ 14,570 million ($206 million) during the six months ended September 30, 2019, an increase of ₹ 7,209 million, or 97.9%,. This was mainly higher return on investments due to a sharp decline in G-Sec (Government Security) yields partially offset by decline in investment corpus as compared to previous period and rupee depreciation.

Finance costs

Finance costs decreased from ₹ 30,448 million during the six months ended September 30, 2018 to ₹ 29,524 million ($418 million) during the six months ended September 30, 2019, a decrease of ₹ 3,530 million or 3.0%. This was primarily due to repayment of borrowing during the period, higher interest capitalisation and rupee depreciation partially offset by increase in borrowing cost in line with change in borrowing mix across businesses during six months ended September 30, 2019.

Tax expense

Tax expense decreased from ₹ 32,233 million during the six months ended September 30, 2018 to ₹ (9,671) million ($(137) million) during the six months ended September 30, 2019, a decrease of ₹ 41,904 million or 130%. Our effective income tax rate, calculated as tax expense owed divided by our profit before taxes was 66.8% during the six months ended September 30, 2018 and (35.7)% during the six months ended September 30, 2019.

Non-controlling interest

Profit attributable to non-controlling interest decreased from ₹ 12,153 million during the six months ended September 30, 2018 to ₹ 11,562 million ($164 million) during the six months ended September 30, 2019, a decrease of ₹ 591 million, or 4.9%. Non-controlling interest as a percentage of profit was at 31.4% for six months ended September 30, 2019.

Liquidity and Capital

As of September 30, 2019, we had cash and short-term investments and deposits (excluding restricted cash) totaling ₹ 355,723 million ($5,035 million), short term borrowings of ₹ 262,381 million ($3,714 million) and long term borrowings of ₹ 296,527 million ($4,198 million). On a standalone basis, Vedanta Limited had cash and short-term investments totaling ₹ 70,070 million ($992 million) and borrowings of ₹ 379,559 million ($5,373 million). The cash flow summary of net cash provided or used for the period indicated:

	For the Six Months Ended September 30,
	2018		2019	2019
	(₹ in million)		(₹ in million)	(US Dollars in million)
Net cash provided by/ (used in):
Operating activities	₹	69,843	₹ 109,895	₹ 1,556
Investing activities	₹	(105,175)	₹ (12,734)	₹ (180)
Financing activities	₹	22,646	₹ (88,394)	₹ (1,254)

Net Cash Provided by Operating Activities

Net cash from continuing operating activities was ₹ 109,895 million ($1,556 million) during the six months ended September 30, 2019 as compared to net cash from continuing operating activities of ₹ 69,843 million during the six months ended September 30, 2018. Net decrease in cash flows from operating activities was mainly due to following reasons:

•

Net proceeds from investment in short term investments of ₹ 25,246 million ($357 million) in the six months ended September 30, 2019 compared to net investment in short term investments of ₹ 21,093 million in the six months ended September 30, 2018.

•

Cash released from operating assets and liabilities (working capital) in the six months ended September 30, 2019 was ₹ 23,958 million ($339 million) compared to cash use of ₹ 9,235 million in the six months ended September 30, 2018.

•	Interest received of ₹ 4,092 million ($58 million) in the six months ended September 30, 2019 compared to ₹ 2,873 million in the six months ended September 30, 2018.

•	Income tax net refunds of ₹ 1,711 million ($24 million) in the six months ended September 30, 2019 compared to income tax payment of ₹ 10,276 million in the six months ended September 30, 2018.

•	Interest paid of ₹ 34,983 million ($495 million) in the six months ended September 30, 2019 compared to ₹ 31,181 million in the six months ended September 2018.

Net Cash Used in Investing Activities

Net cash used in investing activities was ₹ 12,734 million ($180 million) during the six months ended September 30, 2019 as compared to net cash used in investing activities of ₹ 105,175 million during the six months ended September 30, 2018. Increase in net cash used in investing activities was due to:

•

Net cash inflow from short term deposits of ₹ 6,903 million ($98 million) in the six months ended September 30, 2019 as compared to net cash invested in short term deposits of ₹ 12,438 million during the six months ended September 30, 2018.

•

Increase in cash used in our expansion projects and in exploration to ₹ 46,444 million ($657 million) in the six months ended September 30, 2019 as compared to ₹ 37,921 million in the six months ended September 30, 2018.

•	Cash used in our acquisition of subsidiary ₹ 22 million ($0 million) in the six months ended September 30, 2019 as compared to ₹ 53,169 in the six months ended September 30, 2018.

•

Increase in net restricted cash and cash equivalents by ₹ 69 million ($1 million) in the six months ended September 30, 2019 as compared to decrease of ₹ 191 million in the six months ended September 30, 2018.

Net Cash used in Financing Activities

Net cash used in financing activities was ₹ 88,394 million ($1,254 million) during the six months ended September 30, 2019 compared to net cash generation from financing activities of ₹ 22,646 million in the six months ended September 30, 2018 primarily on account of :

•

Net cash used in repayment of long term and short term debts (other than working capital, acceptances and related party debt) of ₹ 43,256 million ($612 million) in the six months ended September 30, 2019 as compared to net cash repayment of ₹ 84,363 million in the six months ended September 30, 2018.

•

Net cash used on account of repayment of working capital loan and acceptances of ₹ 45,137 million ($639 million) in the six months ended September 30, 2019 as compared to net cash used for repayment of ₹ 60,361 million in the six months ended September 30, 2018.

•	No dividend payment in the six months ended September 30, 2019 as compared to ₹ 1,405 million in the six months ended September 30, 2018.

•	No movement in cash on account exercise of stock options of in the six months ended September 30, 2019 as compared to net cash inflow of ₹ 49 million in the six months ended September 30, 2018.

We tap both the domestic and offshore markets for our long-term funding needs. Since we have sizeable imports and exports, we access both import and export credits, based on cost effectiveness, both in the Indian Rupee and in foreign currencies, to finance our short-term working capital requirements. We have in place both secured and unsecured borrowings, with our secured borrowings being generally Indian Rupee denominated bonds. See Note 12 to our unaudited condensed consolidated financial statements for more information on our loans and borrowings.

We have tapped different segments of borrowing resources, including banks and capital markets, both in India and overseas. We have credit ratings of above investment grade from the local rating agencies such as CRISIL Limited and India Ratings and Research Private Limited. We therefore have not had, and do not believe that we will have, difficulty in gaining access to short-term and long-term financing sufficient to meet our current requirements.

Off-Balance Sheet Arrangements

See “Note 14 of Notes to the consolidated financial statements”

Legal Proceedings

Forest development tax levied by the Government of Karnataka

In October 2008, we filed a writ petition in the High Court of Karnataka against the Government of Karnataka and others, challenging the imposition of a forest development tax at a rate of 8.0% (a subsequent demand was made for the payment of tax at the rate of 12.0%) on the value of iron ore sold by us from the mining leases in the forest area, pursuant to the notification by the Government of Karnataka and the memorandum/common order issued by the Deputy Conservator of Forests. In August 2009, the High Court of Karnataka permitted the Government of Karnataka to levy the forest development tax and ordered that the demand be restricted to 50.0% of the forest development tax as an interim arrangement pending disposal of the writ petition.

We filed an application before the High Court of Karnataka, seeking modification of the order in August 2009. However, the application was not taken up for hearing. Subsequently, we filed a special leave petition before the Supreme Court of India against the High Court’s order. In November 2009, the Supreme Court of India ordered the High Court of Karnataka to dispose the application for modification of the order given in August 2009 and ordered us to furnish a bank guarantee towards payment of the forest development tax. In April 2010, we were ordered by the High Court of Karnataka to pay 25.0% of the demand in cash and furnish a bank guarantee for the remaining 25.0%. On January 3, 2016, the High Court of Karnataka passed its final order quashing the forest development tax notification, holding that the rate of forest development tax levied to be 8% and directing a refund of the amounts collected from mining lessees other than state government owned companies. The state government of Karnataka appealed against the order before the Supreme Court of India, and another mining lessee also filed a counter appeal in the matter. The matter is pending before the Supreme Court and in the interim, the Supreme Court has stayed the refund of the forest development tax amount as ordered by the High Court.

Meanwhile, the Government of Karnataka amended the Karnataka Forest Act, 1963 vide the Karnataka Forest Development (Amendment) Act, 2016 (‘Amendment Act’) to validate the earlier law making certain amendments with retroactive effect. The Amendment Act also changed the nomenclature of “Forest Development Tax” (‘FDT’) to “Forest Development fee” (‘FDF’) with retroactive effect, since the court had previously declared that FDT was a tax and not a fee, as claimed by Government of Karnataka. We challenged the validity of the Amendment Act by way of a writ petition before the Karnataka High Court. The High Court of Karnataka, on October 4, 2017, struck down the Amendment Act directing refund of the amounts collected. On March 13, 2017, the Supreme Court, in the appeal filed by state of Karnataka against the order of the High Court, has stayed the refund of the amount collected as FDF. On March 21, 2018, the Supreme Court directed that appeals against both the FDT and FDF matters will be heard together. The matter will be listed for hearing in due course.

Proceedings related to the Imposition of Entry Tax

The Company and other group companies challenged the constitutional validity of the local statutes in the states of Chhattisgarh, Odisha and Rajasthan levying entry tax on the entry of goods brought into the states from outside and other notifications, as being in violation of certain provisions of the Indian Constitution. Post some contradictory orders of High Courts across India adjudicating on similar challenges, the Supreme Court referred the matters to a nine judge bench. The Supreme Court in its order rejected the compensatory nature of tax as a ground for challenge and left all other issues open for adjudication by regular benches hearing the matter.

Following the order of the nine judge bench, the regular bench of the Supreme Court proceeded with hearing the matters. The regular bench remanded the entry tax matters relating to the issue of discrimination against domestic goods from other States to the respective High Courts for final determination but retained the issue of jurisdiction on levy on imported goods, for determination by regular bench of the Supreme Court. Following the order of the Supreme Court, we filed a writ petition in the High Court of Rajasthan and Odisha. Hindustan Zinc Limited and BALCO have also filed writ petitions in the High Court of Rajasthan and High Court of Chhattisgarh respectively.

On October 9, 2017, the Supreme Court held that States have the jurisdiction to levy entry tax on imported goods. With this Supreme Court judgement, imported goods will rank pari passu with domestic goods for the purpose of levy of entry tax. The Company and its subsidiaries have amended their writ petitions in Orissa and Chattisgarh to include imported goods as well. With respect to Rajasthan, the State Government has filed a counter petition in the Rajasthan High Court, whereby it has admitted that it does not intend to levy the entry tax on imported goods. The issue of discrimination has been remanded back to the High Courts for final adjudication.

In a related matter, the issue pertaining to levy of entry tax on movement of goods into a Special Economic Zone (SEZ) remains pending before the High Court of Odisha. Meanwhile, the Government of Odisha further through its SEZ Policy 2015 and the operational guidelines for administration of this policy dated August 22, 2016, exempted entry tax levy on SEZ operations.

Shenzhen Shandong Nuclear Power Construction Co. Limited has commenced arbitration proceedings against us

On February 19, 2012, Shenzhen Shandong Nuclear Power Construction Co. Limited (“SSNP”) filed a petition before the Bombay High Court under section 9 of the Arbitration and Conciliation Act, 1996, alleging non-payment of their dues towards construction of a 210 MW co-generation power plant for a refinery expansion project at Lanjigarh, and filed a claim of Rs. 16,686 million ($ 257 million). This was subsequent to SSNP’s notice for termination of the contract dated February 25, 2011 and legal notice dated February 23, 2012 for recovery of its alleged dues. SSNP also made a request for interim relief. Under the petition, SSNP sought for a restraining order on encashment of the advance bank guarantee, injunction from disposing or creating third party right over plant and machinery at the project site and security for the amount due under the contract. On April 25, 2012, the High Court of Bombay dismissed SSNP’s petition. SSNP appealed against this order and the High Court of Bombay by its order of December 12, 2012 ordered us to deposit a bank guarantee for an amount of Rs. 1,870 million ($ 29 million) until completion of the arbitration proceedings.

On April 9, 2013, we also filed a counterclaim for delays in operations caused for which we argued that SSNP was responsible. Subsequently SSNP filed an application for an interim award of Rs. 2,020 million ($ 31 million) before the arbitral tribunal, which was not allowed.

The arbitration award has been pronounced, wherein the Tribunal has awarded an aggregate amount of Rs.2,207 million ($34 million) to SSNP along with interest at the rate of 9% from the date of filing of claim before Arbitral Tribunal. We challenged the award before the High Court of Delhi under Section 34 of Arbitration Act which was dismissed by the court post which we filed an appeal under Sec 37 of the Act. The court granted us a stay subject to the deposit of the award amount. The High Court of Delhi on August 30, 2018, dismissed our appeal u/s 37 of Act and vacated all interim orders passed by the court. Challenging the order of the High Court of Delhi, we filed a Special Leave Petition before the Supreme Court in which the court has partially granted us relief on the interest component.

TSPL: Dispute related to Coal GCV measurement and coal washing

Upon PSPCL’s refusal to pay energy charges to TSPL as per the provisions of a PPA between PSPCL and TSPL dated September 1, 2008. TSPL filed a petition on May 22, 2014, in PSERC against PSPCL claiming charges for washing, unloading, surface transportation, transit loss, finance charges, Gross Calorific Value (GCV) loss related to the procurement of coal. PSPCL’s contention was that fuel charges should only include charges billed by the fuel supply company namely Mahanadi Coalfields Limited, whereas TSPL contended that all costs of fuel procurement are to be considered by PSPCL under the PPA, since the obligation to supply fuel for the project is that of PSPCL under Case II Scenario IV bidding procedure of Ministry of Power. PSPCL’s obligation of signing fuel supply agreements with Mahanadi Coalfields Limited and to supply fuel for project was later upheld by APTEL in another case between TSPL and PSPCL and that judgement is subsisting since its operation has not been disturbed in PSPCL’s appeal to Supreme Court of India.

PSERC issued the final order on November 23, 2015 denying all the claims made by TSPL. TSPL filed an appeal before APTEL challenging the order of PSERC. On July 3, 2017, APTEL partially allowed the appeal awarding unloading and shunting charges to TSPL although it ruled against TSPL on other claims. TSPL filed an appeal before Supreme Court. On March 07, 2018 Supreme Court allowed TSPL’s appeal partially and dismissed cross appeals filed by PSPCL thereby allowing costs of coal washing, road transportation, unloading and shunting in energy charges payable by PSPCL. The claim amount involved is Rs. 9650 million ($133 million). PSPCL has only paid Rs. 160 million to TSPL on account of washing charges. TSPL also filed a contempt petition against PSPCL before the Supreme Court for enforcement of the SC order dated March 7, 2018. On August, 2019, Supreme Court decided the Contempt Petition in TSPL’s favour with the court allowing actual coal cost and actual GCV as received (with total moisture) for computation monthly energy charge.

PSPCL has paid Rs. 8,750 million in September 2019 and Rs. 1,270 million in October 2019. PSPCL has filed an application in Supreme Court on 16 October 2019 seeking direction to designate an appropriate authority for arriving at the final amount as per its order. On 25 November 2019 the application has been dismissed and SC directed PSPCL to pay the remaining amount within 12 weeks. TSPL has also filed a second contempt petition on 13 November 2019 in Supreme Court regarding the remaining amount receivable from PSCPL. The matter is likely to be heard on January 24, 2020.

Simultaneously, remand proceedings were started in the Supreme Court are now ongoing in PSERC to determine the cost of unloading and shunting payable by PSPCL arising out of dismissal of PSPCL’s cross appeal by Supreme Court. PSERC has decided the matter favourably and PSPCL has already paid US$ 4 million out of US$ 6 million. PSPCL and TSPL are conducting due diligence as per PSERC order for the payment of balance amount for unloading charges.

Proceedings against us challenging environmental consents received for our expansion project of pig iron, metallurgical coke, sinter plants and power plant in Goa

On March 6, 2012, the High Court of Bombay dismissed a public interest litigation filed by Mr. Ramachandra Vaman Naik and others for quashing an approval issued by the MoEF and the Goa State Pollution Control Board (“GSPCB”) for the expansion project of a pig iron plant, sinter plant, metallurgical coke plant and power plant in Goa. On July 26, 2012, Mr. Naik challenged this order by filing a special leave petition before the Supreme Court for an interim stay of the order and for a stay on the construction and operation of the plants in Goa. No stay has been granted in these matters and all respondents have filed their counter–affidavits. The Supreme Court, on November 7, 2016, transferred the matter to the National Green Tribunal, New Delhi for a de novo hearing and disposal. The Supreme Court also set aside the order passed by the High Court without expressing any opinion on the merits of the case. The National Green Tribunal, New Delhi on December 4, 2017 disposed the matter with directions to the MoEF to examine, if any, additional conditions are to be added to the environmental clearance and to pass orders expeditiously.

Separately, an application was filed by the village panchayat head of Navelim, Goa before the National Green Tribunal against the GSPCB, MoEF, State of Goa, others and us alleging that (i) GSPCB had issued its approval in a piecemeal manner to us, even though the environmental clearance order issued by the MoEF and the approval are for all four plants thereby violating the MoEF order, (ii) the no-objection certificate issued in relation to this project in 2007 was forged and fabricated, and (iii) the CN5 bridge at Maina-Navelim junction falls outside the notified industrial area, and crosses a public road belonging to the village panchayat. The application sought cancellation of the approval and the order of the MoEF. On March 1, 2013, the National Green Tribunal gave directions to issue notices to all the parties. We responded on April 11, 2013, denying all contentions and submissions made by the village head and requested that the application be dismissed. Pleadings in the matter have been completed. Subsequently on February 10, 2014, the matter was transferred from the Principal Bench of the National Green Tribunal at New Delhi to the Western Bench of the National Green Tribunal at Pune, where the matter is yet to be listed.

Legal proceedings related to mining operations in the State of Goa

Pursuant to findings in the Justice M.B. Shah Commission Report dated March 15, 2012 on the allegations of illegal mining in the State of Goa, the state government banned iron ore mining operations in Goa on September 10, 2012 and the Ministry of Environment and Forest (“MoEF”) suspended environmental clearances of all mining leases within the State of Goa. A writ petition was filed before the Supreme Court of India to initiate action based on the Justice M.B. Shah Commission Report and an interim order was passed by the Supreme Court of India on October 5, 2012 suspending mining operations within Goa.

The Supreme Court of India passed an interim order on November 11, 2013 directing that the Directorate of Mines and Geology verify the inventory of the excavated mineral ores and the Monitoring Committee be constituted to sell the materials through an e-auction and proceeds from the auction to be deposited with the state government. The auction of inventorized ore is yet to be completed.

On April 21, 2014, the Supreme Court passed judgment in the matter lifting the ban with certain stipulations, including directions on mining by the lessees after November 22, 2007 as being illegal, and dumping outside the leased area as being impermissible. The Supreme Court also ordered that an interim buffer zone be fixed at one kilometer from the boundaries of National Parks and Sanctuaries, set an ad-hoc cap on annual excavation at 20 million tons other than from dumps until such time as the final report of Expert Committee is submitted, and also ordered the appropriation of the sale value of e-auctioned inventorized ores by the state government as per stipulated conditions, and the payment of 10% of the sale proceeds to the Goan Iron Ore Permanent Fund. The Supreme Court has held that all mining leases in the State of Goa, including those of the Company, had expired in 2007 and consequently, no mining operations can be carried out until renewal/execution of mining lease deeds by the state government. The petition filed by us in May 2014 for the review of the aforesaid judgment in the Supreme Court of India on certain limited issues was subsequently withdrawn by us in September 2014.

On August 13, 2014, the High Court of Bombay, Goa Bench passed a common order directing the State of Goa to renew the mining leases for which stamp duty was collected in accordance with the Goa Mineral Policy (2013) and to decide the other applications for which no stamp duty was collected within three months thereof.

In January 2015, the government of Goa revoked the order suspending mining operations in the State of Goa and MOEF has revoked suspension of environmental clearances in March 2015. Subsequently, the lease deeds for all working leases were executed and registered as of August 2015. We obtained the consent to operate under the Air (Prevention of Pollution) Act and Water (Prevention of Pollution) Act from the Goa State Pollution Control Board and mining plan approval from the Indian Bureau of Mines for these leases, and the Company resumed operations of its mines on August 10, 2015.

On September 10, 2014, the Goa Foundation challenged the High Court order directing the renewal of mining by way of a Special Leave Petition (SLP) before the Supreme Court of India, challenging the judgment of the High Court dated August 13, 2014 directing renewal of mining leases. No stay has yet been granted by the Supreme Court. Another set of SLPs on an identical issue were filed by a local activist. Two writ petitions have also been filed before Supreme Court by Goa Foundation and Sudip Tamankar in September 2015 for setting aside the second renewal of iron ore mining leases in Goa made under section 8 (3) of MMDR Act and challenging the revocation of suspension on mining in State of Goa. The Supreme Court passed its final order in the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the State of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted under the Mines and Minerals (Development and Regulation) (MMDR) Act.

Separately, the Expert Committee has filed their reports on dump handling and ceiling on annual extractions before the Supreme Court recommending the immediate enhancement of the annual extraction ceiling to 30 million MT, and subsequently to 37 million MT after the development of infrastructure. We have filed an application before the Supreme Court of India, requesting clarification on whether any contributions to the Goa Permanent Iron Ore Fund should be made as per the Supreme Court’s orders, as the central government has introduced a provision to set up social fund known as District Mineral Foundation in states for similar objectives. This application has been withdrawn in view of judgment dated February 7, 2018.The Expert Committee Report is yet to be accepted and the matter is pending before the Supreme Court.

Proceedings related to the existing copper smelting operations and the proposed expansion project at the Tuticorin plant

The consent to operate for our existing 400,000 TPA copper smelter plant at Tuticorin was due to expire on March 31, 2018. We filed an application dated January 31, 2018, before the TNPCB for renewal of consent to operate, as per procedure established by law. The TNPCB rejected the said renewal application by its order dated April 9, 2018 (Rejection Order). The Company has filed an appeal before the TNPCB Appellate Authority challenging the Rejection Order which the Company withdrew after the NGT Order dated December 15, 2018 on account of redundancy of proceedings before this (TNPCB Appellate Authority) forum.

During the pendency of the appeal, TNPCB through its order dated May 23, 2018, ordered the disconnection of electricity supply and closure of the existing copper smelter plant with immediate effect. TNPCB passed the said closure order without any prior notice to us, which was due to be served as per the requirements under Section 21(4) of the Air (Prevention and Control of Pollution) Act, 1981 and Rule 34 of the Water (Prevention and Control of Pollution) Rules 1975. Thereafter, the Government of Tamil Nadu, proclaiming and endorsing TNPCB’s Rejection Order, issued orders dated May 28, 2018, with a direction to seal the existing copper smelter plant unit permanently (‘TN Government Order’), without providing any prior notice to us. The Company filed an appeal before National Green Tribunal, Principal Bench at New Delhi challenging the closure order passed by TNPCB as well as the TN Government Order for sealing of the existing plant wherein the appeal was allowed vide NGT’s judgement dated December 15, 2018. The NGT judgment was challenged before the Madurai Bench of the High Court of Madras (by a writ petition filed by an intervenor, Fathima Babu), which ordered to maintain status quo regarding the closure of the plant at Tuticorin until the State decided on filing of the appeal. The Company challenged the order of the High Court before the Supreme Court. Meanwhile, the State also approached the Supreme Court against the final orders of the NGT ordering the reopening of the plant at Tuticorin.

The Supreme Court on February 18, 2019 set aside the NGT judgment dated December 15, 2018 on the grounds of maintainability, allowing Vedanta Limited the liberty to approach the High Court of Madras to challenge all the orders collectively, stating that no plea of alternative remedy shall be allowed.

Basis the said order, Vedanta Limited has filed a writ petition before the Principal Bench of the High Court of Madras and has additionally filed an application seeking interim relief for care and maintenance of the plant.

Separately, our environmental clearance for the proposed copper smelter plant 2 (expansion project) expired on December 31, 2018. Our application for renewal of such environmental clearance was rejected by the MoEF. Thereafter, we made a fresh application dated March 12, 2018, before the Expert Appraisal Committee of the MoEF wherein a sub- committee was directed to visit the expansion project site prior to prescribing the terms of reference.

In the meantime, the Madurai Bench of the High Court of Madras in a public interest litigation filed against us by the MoEF and State Industries Promotion Corporation of Tamil Nadu (“SIPCOT”) held through its order dated May 23, 2018, that the application for renewal of the environmental clearance for the expansion project shall be processed after a mandatory public hearing. In the interim, the High Court ordered us to cease construction and all other activities on site for the proposed expansion project with immediate effect. Separately, SIPCOT through its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed expansion project. Further, the TNPCB issued orders on June 7, 2018, directing the withdrawal of the consent to establish for the expansion project, which was initially valid until December 31, 2022. We filed a writ petition in Madurai Bench of Madras High Court challenging the withdrawal of land allotment for expansion project by SIPCOT wherein the HC on October 3, 2018 passed an order granting an interim stay on the withdrawal of land allotment. The MoEF has updated on its website that Vedanta Limited’s environmental clearance for expansion project will be considered for ToR upon filing of a Report from the State Government/ District Collector, Thoothukudi. The Company has also filed Appeals before the TNPCB (Tamil Nadu Pollution Control Board) Appellate Authority challenging withdrawal of CTE by the TNPCB (Tamil Nadu Pollution Control Board).

Writ petition filed in the Delhi High Court by Cairn India Limited (now Vedanta Limited – oil and gas business) relating to extension of tenure of the Production Sharing Contract for the Rajasthan block

Cairn India Limited (now Vedanta Limited – oil and gas business) filed a writ petition before the High Court of Delhi against the Ministry of Petroleum and Natural Gas (“MoPNG”), the Directorate General of Hydrocarbons (“DGH”) and Oil and Natural Gas Corporation Limited (“ONGC”) regarding the extension of the tenure for the Production Sharing Contract (“PSC”) for the RJ-ON-90/1 Block (“RJ Block”).

The RJ Block PSC is valid until May 14, 2020. Consistent with the terms of the PSC, given that the RJ Block is also producing natural gas, Cairn India Limited (now Vedanta Limited – oil and gas business) has been requesting an extension of the tenure of the RJ Block PSC for a period of up to 10 years, i.e., until May 14, 2030. ONGC, Cairn’s joint venture partner in the RJ Block, is technically aligned on the recoverable resources potential of the RJ Block beyond the PSC period, until the proposed extension period up to 2030. Cairn India Limited (now Vedanta Limited – oil and gas business) has been making regular requests to the MoPNG for extension of the tenure of the RJ Block PSC since the past few years. However, apart from seeking further technical and financial details, the MoPNG has not yet made a final decision in the matter.

With regards to the MoPNG’s delay, a writ petition was filed by Cairn India Limited (now Vedanta Limited—oil and gas business) on December 11, 2015, seeking relief from the High Court of Delhi. The High Court of Delhi on May 31, 2018 allowed the writ petition, directing GoI to extend the PSC for the RJ Block for a period of ten years beyond the current contract term in accordance with Article 2.1 of the PSC on the same terms and conditions. GOI filed an appeal against the said order before the division bench of the High Court of Delhi. The Division Bench, on July 3, 2018, passed a consent order saying that the RJ PSC be extended in accordance with the new Extension Policy (which stipulates a 10% increase of GOI’s share of Profit Petroleum and changes the seat of arbitration and governing law to New Delhi and Indian law respectively) within 2 months and that any clarification in this regard must be sought by GOI within 3 weeks from the date of the order. In light of this, the Division Bench, on May 31, 2018, stayed the order passed by the Single judge. DGH, MoPNG, vide a letter sent on October 26, 2018 communicated the conditional extension of the RJ PSC. The applicability of the policy remains sub-judice. The matter before the Division Bench, High Court of Delhi is next listed on January 23, 2020.

The Amalgamation and Re-organization Scheme has been challenged by the Indian tax authorities and others

Subsequent to the effectiveness of the Amalgamation and Re-organization Scheme, special leave petitions challenging the orders of the High Court of Bombay at Goa were filed before the Supreme Court of India by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs in July 2013 and in April 2014, respectively which have now been admitted and are pending for hearing. Further, a creditor and a shareholder have challenged the Amalgamation and Re-organization Scheme in the High Court of Madras in September 2013. Further, the Ministry of Mines, GoI challenged the Amalgamation and Reorganization Scheme before the High Court of Madras and the High Court of Bombay, Goa Bench, respectively. The said challenge before the High Court of Bombay, Goa bench now stands dismissed.

Electrosteel Steels Limited CTO extension

Electrosteel Steels Limited (‘ESL’) filed a writ petition before the High Court of Jharkhand praying for direction to Jharkhand State Pollution Control Board (‘JSPCB’) to issue renewal of Consent to Operate (‘CTO’) which was valid till December 31, 2017 and for which application was duly filed in August 2017. Meanwhile, Ministry of Environment ,Forests and Climate Change (MoEF) vide its letter dated September 20, 2018 revoked the environment clearance of Electrosteel which was also challenged before the High Court of Jharkhand in a separate writ petition. The High Court has granted a stay against orders of MOEF and JSPCB and allowed the plant operations to continue till the next date of hearing i.e. February 26, 2020.

Further, ESL had submitted a proposal for forest diversion of 184.24 Ha in December 2018 on a ‘without prejudice’ basis. The Forest Appraisal Committee recommended that the proposal be accepted by MoEF, and the MoEF vide letter dated December 17, 2019, granted an in-principle approval for the said forest diversion. Meanwhile, ESL also applied for an environmental clearance on October 20, 2019. The process for approval of EC application is pending at MoEF.

Ravva Joint Venture arbitration proceedings:

ONGC Carry

Cairn India Limited (now Vedanta Limited – oil and gas business) along with other joint operation partners (the “Contractor Parties”) is involved in a dispute against GoI relating to the recovery of contractual costs in terms of calculation of payments that the Contractor Parties were required to make in connection with the Ravva field.

The Ravva Production Sharing Contract (PSC) obliges the contractor parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to the construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ONGC Carry). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an International Arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favour of the contractor parties (including Vedanta) whereas four other issues were decided in favour of Government of India (GOI) in October 2004 (Partial Award). The GOI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia upheld the Partial Award. As the Partial Award did not quantify the sums, therefore, contractor parties approached the same Arbitral Tribunal to pass a Final Award in the subject matter since it had retained the jurisdiction to do so. The Arbitral Tribunal was reconstituted and the Final Award was passed in October 2016 in Vedanta Limited’s favour. GOI’s challenge of the Final Award has been dismissed by the Malaysian High Court, the next appellate court in Malaysia i.e. Malaysian Court of Appeal and final appellate court i.e. the Federal Court of Malaysia. Further, Vedanta Limited also filed for the enforcement of the Partial Award and Final Award with Delhi High Court.

Ravva Base Development Cost

Ravva joint venture had received a claim from the Ministry of Petroleum and Natural Gas, Government of India (GOI) for the period from 2000-2005 for ₹ 9,358 million ($ 129 million) for an alleged underpayment of profit petroleum (by recovering higher Base Development Costs (“BDC”) against the cap imposed in the PSC) to the Indian Government, out of which, Cairn India’s share will be ₹ 2,104 million ($ 29 million) plus interest. Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award allowing Claimants (incl. Cairn India) to recover the development costs spent to the tune of ₹ 20,166 million ($ 278 million) and disallowed over run of ₹ 1,618 million ($ 22 million) spent in respect of BDC along with 50% legal costs. High Court of Kuala Lumpur as well as Court of Appeal dismissed Government of India’s (GOI) application of setting aside the part of the Award. GOI challenge to the same before the Federal Court, Kuala Lumpur was also dismissed by the Federal Court on May 17, 2016. Cairn has filed an application for enforcement of award before Delhi High Court.

While the enforcement petitions were still pending in the High Court of Delhi, GoI issued a notice, dated October 22, 2018, directing the oil marketing companies (OMCs) (who are the offtakers for Ravva) to divert the sale proceeds to GoI’s account towards recovery of alleged short payment of profit petroleum by the JV with interest (Vedanta Limited’s share being $93 million on account of both ONGC Carry and BDC matters). Vedanta Limited has challenged the said recovery notice before the High Court of Delhi wherein the court as an interim measure directed that the OMCs deposit the sale proceeds in the Court and has granted liberty to Vedanta Limited to seek withdrawal of the amounts from the Court upon furnishing a Bank Guarantee of commensurate value. The protem arrangement as ordered by the Court would continue until further court orders. The GoI has now filed an interim application for seeking direction for deposit in Court by the OMCs towards interest on the alleged short payment of profit petroleum.

Erstwhile Cairn India Limited: Income tax

In March 2014, Cairn India Limited (referred to as Cairn India) received a show cause notice from the Indian Tax Authorities (‘Tax Authorities’) for not deducting withholding tax on the payments made to Cairn UK Holdings Limited (CUHL), for acquiring shares of Cairn India Holdings Limited (CIHL), as part of their internal reorganisation. The Tax Authorities have stated in the notice that a short-term capital gain has accrued to CUHL on transfer of the shares of CIHL to Cairn India, in the financial year 2006–2007, on which tax should have been withheld by Cairn India. Pursuant to this various replies were filed with the Tax Authorities. Cairn India also filed a writ petition before the Delhi High Court wherein it has raised several points for assailing the aforementioned Income Tax Authority’s order. After several hearings, the Income Tax Authority, in March 2015, issued an order holding Cairn India as ‘assessee in default’ and raised a demand totalling ₹ 204,947 million ($ 2,825 million) (including interest of ₹ 102,473 million ($ 1,412 million)). Cairn India had filed an appeal before the First Appellate Authority, Commissioner of Income Tax (Appeals) which vide order dated July 3, 2017 confirmed the tax demand against Cairn India. Cairn India has challenged the Commissioner of Income Tax’s (Appeals) order before the Income Tax Appellate Tribunal (ITAT).

Vedanta Limited also filed a writ petition before the Delhi High Court wherein it has raised several points for assailing the aforementioned Income Tax Authority’s order. The next date of hearing is 5th February, 2020.

Separately CUHL, on whom the primary liability of tax lies, has received an Order from the ITAT holding that the transaction is taxable in view of the clarification made in the Act but also acknowledged that being a retrospective transaction, interest would not be levied. Hence affirming a demand of ₹ 102,474 million ($ 1,413 million) excluding the interest portion that had previously been claimed. The tax department has appealed this order before the Delhi High Court.

As a result of the above order from ITAT, the Group considers the risk in respect of the interest portion of claim to be remote. Further, as per the recent recovery notice dated October 12, 2018 received from the Tax Recovery Officer (TRO) appointed for CUHL, tax demand of CUHL of approx. ₹ 49,960 million ($ 689 million) along with interest is outstanding. Further, in the said notice, tax department has also instructed to remit the preference shares redemption amount including dividend payable thereon to the TRO. Amount aggregating to ₹ 6,070 million ($ 84 million) has been paid to the TRO on October 26, 2018 thus reducing the liability to ₹ 43,890 million ($ 605 million). Accordingly, the Group has revised the contingent liability to ₹ 43,890 million ($ 605 million). In the event, the case is finally decided against Cairn India, along with interest, the potential liability would be ₹ 204,947 million ($ 2,825 million).

Separately, but in connection with this litigation, Vedanta Resources Limited (erstwhile Vedanta Resources Plc) has filed a Notice of Claim against the Government of India (‘GOI’) under the UK India Bilateral Investment Treaty (the BIT). The International Arbitration Tribunal recently passed a favourable order on jurisdiction and transparency and hearing on merits have been completed in May 2019 and order will be passed in due course. The Government of India has challenged the jurisdiction and Transparency orders of Arbitration Tribunal before the High Court of Singapore which are listed for hearing on 6 February 2020 respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: December 26, 2019

VEDANTA LIMITED

By:	/s/ G.R. Arun Kumar
Name:	G.R. Arun Kumar
Title:	Whole Time Director and Chief Financial Officer